
13001394

SEC
Mail Processing
Section
APR 25 2013
Washington DC
401

2012

ANNUAL REPORT TO STOCKHOLDERS

BLUCORA™

NOTICE OF ANNUAL MEETING

PROXY STATEMENT

ANNUAL REPORT ON FORM 10-K

To our Shareholders:

I am pleased and honored to again be writing to you as the President and CEO of this Company. You've probably noticed that a few things have changed since I wrote to you in last year's Annual Report, most notably that we have a new name – Blucora, Inc. We proposed this name to you at last year's annual meeting of stockholders as a way to reflect the evolution of this Company into the owner of multiple businesses and to indicate a new start on our path to building a great company. I am happy that you agreed with this suggestion, which passed with more than 99% of the vote, and I am especially happy that our first year as Blucora was marked by solid operational performance. As you will read in this Annual Report, we had a great 2012 in both our new and existing businesses, and we are excited for what the future holds for Blucora.

Our newest business, TaxACT, performed well in 2012. In the TaxACT acquisition, we saw an opportunity to add a business that was already performing well, had great potential for future growth, and fit nicely into our anticipated overall model of a parent company that supported multiple technology businesses. We purchased TaxACT at the end of January 2012, part way through the tax season, so our goal for 2012 was to support the TaxACT team as they finished that tax season and then begin to integrate TaxACT into our Company. The TaxACT team performed impressively in their first year as part of Blucora, posting 10% revenue growth and 8% unit sales growth over the previous year. Our opportunity now is to allow the TaxACT team to continue to do what they do well while providing them with the support and resources of our larger Company. TaxACT participates in growing markets with strong, value-based offerings in both consumer and paid professional tax preparation. The expansion opportunities at TaxACT are compelling and the operating team is focused on disciplined investing for the future.

Our existing business, InfoSpace, also had an outstanding year in 2012. Although we changed our name for the parent Company in 2012, our internet search business continues to operate and thrive under the InfoSpace brand. In 2012, our search business continued its long-term shift to being primarily a B2B provider, bringing search solutions to our network of distribution partners. This shift has resulted in strong growth for the InfoSpace business, particularly in 2012 when search revenue grew by 51%, to approximately $345 million, and search segment income grew to over $62 million. We recognize that future growth for InfoSpace depends on providing a great value proposition to new and existing distribution partners, and our team is continuing to develop tools and technologies to enhance our solutions for partners. The InfoSpace search team is a highly valued part of Blucora. They have contributed greatly to this Company over the years and I am optimistic about their ability to continue to progress and deliver value as the search market continues to evolve.

Although we are pleased with the progress of the last couple of years, our work is by no means done. We will continue to pursue growth strategies at TaxACT and InfoSpace, while simultaneously looking for opportunities to add to the Blucora group of businesses. These opportunities may come in the form of companies or assets that complement our existing businesses, or they may be new lines of business unrelated to InfoSpace or TaxACT. Either way, we will be disciplined in our approach. When and if we decide to add to our Company, we will do so only when we believe in the potential of the new business to add shareholder value.

It's an exciting time to be part of Blucora. Our team is proud to be Blucora, InfoSpace, and TaxACT, and we are honored that you have decided to join us as we build a great company. Thank you for your continued support and, as always, I encourage you to contact me directly with your thoughts, questions, or suggestions.

Sincerely,



Bill Ruckelshaus
President and CEO
Tel: 425.201.8900

BLUCORA™

BLUCORA, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To be held on May 22, 2013

Proxy

TO THE STOCKHOLDERS:

Notice is hereby given that the annual meeting of stockholders of Blucora, Inc. ("***Company***"), a Delaware corporation, will be held on May 22, 2013, at 2:00 p.m. The meeting will be held in the large conference room on the 2nd floor of the Plaza Center Building, located at 10900 NE 8th Street, Bellevue, Washington 98004, for the following purposes:

1. To elect the one Class I director and two Class II directors nominated by the Board of Directors of the Company;
2. To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm for the Company for 2013;
3. To approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement;
4. To approve the flexible settlement feature in connection with the potential conversion of the Company's Convertible Senior Notes, which could result in the issuance of an aggregate amount of shares of the Company's common stock equal to 20% or more of the amount of outstanding common stock at the time the Convertible Senior Notes were priced; and
5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this notice.

The Board of Directors has fixed the close of business on April 1, 2013, as the record date for the determination of stockholders entitled to notice of this meeting and the right to vote.

All stockholders are cordially invited to attend the meeting in person. However, to save the expense of additional solicitation, you are urged to vote online, by telephone, or by signing, dating, and returning the enclosed proxy card or voting instruction card as promptly as possible. For specific instructions regarding voting online, by telephone, or by mail, please see the enclosed proxy card or voting instruction card. Any stockholder attending the meeting may vote in person even if the stockholder has previously returned a proxy. Please see "Information Concerning Proxy Solicitation and Voting – Questions and Answers" in the Proxy Statement for more details on voting in person at the meeting.

By Order of the Board of Directors,



Linda Schoemaker
General Counsel and Secretary

Bellevue, Washington
April 24, 2013

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE VOTE ONLINE, BY TELEPHONE, OR SIGN, DATE, AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED ENVELOPE, OR VOTE IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH ON THE ENCLOSED VOTING INSTRUCTION CARD.

Proxy


Proxy

BLUCORA, INC.

PROXY STATEMENT FOR 2013 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION CONCERNING PROXY SOLICITATION AND VOTING

The Board of Directors of Blucora, Inc. (“***Blucora***” or the “***Company***”) is soliciting proxies for the 2013 annual meeting of stockholders and any adjournment or postponement of such meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.


Proxy

The annual meeting will be held on May 22, 2013, at 2:00 p.m., in the large conference room on the 2nd floor of the Plaza Center Building, at 10900 NE 8th Street, Bellevue, Washington 98004. All proxies are solicited for the purposes set forth herein and in the notice of annual meeting of stockholders that accompanies this Proxy Statement. Voting materials, which include the Proxy Statement, form of proxy, and Annual Report to Stockholders, including our Annual Report on Form 10-K for the year ended December 31, 2012, will be sent or otherwise distributed on or about April 24, 2013 to Stockholders of Record (as defined below).

Important Notice Regarding the Availability of Proxy Materials for Stockholders Meeting to be Held on May 22, 2013

This Proxy Statement and the Annual Report to Stockholders, including our Annual Report on Form 10-K for the year ended December 31, 2012, are also available at www.proxyvote.com.

Stockholders of Record and beneficial owners may access the form of proxy on the Internet by following the instructions on the proxy card or voting instruction card. Please note that you will not be required to provide any personal information, other than the identification number provided on the proxy card or voting instruction card, to execute a proxy.

This solicitation of proxies is made on behalf of the Company, and it will pay for all related costs. In addition, the Company will reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of our directors, officers, and regular employees, without additional compensation, personally or by telephone.

The Company does not expect any matters not listed in the Proxy Statement to come before the annual meeting. For Stockholders of Record, if any other matter is presented, your signed proxy card or submission of your proxy by telephone or via the Internet gives the individuals named as proxy holders the authority to vote your shares to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended (the “***Exchange Act***”). If any other matters come before the meeting, it is the intention of the persons named in the accompanying proxy card to vote the shares they represent as the Board of Directors may recommend.

Notice Regarding Discretionary Voting by Brokers

If you hold your shares in a brokerage or bank account in your broker’s or bank’s name (this is called *“**Street Name**”)*, it is critical that you instruct your broker or bank to cast your vote if you want it to count in the election of directors (Proposal One), in the advisory vote to approve the compensation of the officers discussed in the “Compensation Discussion and Analysis” and “Compensation of Named Executive Officers” sections below (the “***Named Executive Officers***”) (Proposal Three), or on the approval of the flexible settlement feature for the potential conversion of the Company’s Senior Convertible Notes (Proposal Four). Due to regulatory changes in recent years, no votes will be cast on your behalf on these proposals if you hold your shares in Street Name and you do not instruct your bank or broker how to vote. In such a case, your shares will be considered "broker non-votes" with regard to such proposals because the broker or bank will not have discretionary authority to vote your shares.

Questions and Answers

Proxy

Q: Who is entitled to vote?

A: All stockholders who owned Blucora common stock at the close of business on the record date of April 1, 2013 ("***Stockholders of Record***") are entitled to receive notice of the annual meeting and to vote the shares they own as of the record date. Each stockholder is entitled to one vote for each share of common stock held on all matters properly brought before the meeting to be voted on.

On record date, 41,000,811 shares of our common stock were outstanding and entitled to vote, and shares were held of record by 454 stockholders. If, as of the record date, your shares were registered directly in your name with the Company's transfer agent, Computershare Shareowner Services, you are considered the Stockholder of Record with respect to those shares. The number of holders of record does not include beneficial owners of our common stock who hold their shares through brokers, banks, or other holders of record.

Q: How many votes do you need at the meeting to transact business?

A: A majority of Blucora's outstanding shares as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. Shares that are voted on any matter or voted "*ABSTAIN*," as well as broker non-votes (defined below), will be considered present at the meeting for purposes of establishing a quorum.

Q: What proposals will be voted on at the meeting?

A: There are four proposals scheduled to be voted on at the meeting:

Proposal One: Election of the one Class I director and two Class II directors nominated by the Board of Directors of the Company;

Proposal Two: Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2013;

Proposal Three: Approval, on an advisory basis, of the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement; and

Proposal Four: Approval of the flexible settlement feature for the potential conversion of the Company's Senior Convertible Notes.

Q: What are the voting options for each proposal?

A: In the election of the directors (Proposal One), you may vote *"FOR"* each of the nominees or your vote may be *"WITHHELD"* with respect to any nominee. On the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm (Proposal Two), on the approval of the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement (Proposal Three), and on the approval of the flexible settlement feature for the potential conversion of the Company's Senior Convertible Notes (Proposal Four) you may vote *"FOR," "AGAINST,"* or *"ABSTAIN."*

Q: What are the Company's voting recommendations?

A: The Board of Directors recommends that you vote your shares *"FOR"* each nominee to the Board of Directors listed in this Proxy Statement, *"FOR"* the ratification of Ernst & Young LLP as Blucora's independent registered public accounting firm, *"FOR"* the approval of the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement, and *"FOR"* the approval of the flexible settlement feature for the potential conversion of the Company's Senior Convertible Notes.

Q: What is the voting requirement to approve each of the proposals?

A: For the election of directors (Proposal One), the three nominees to the Board of Directors of the Company who receive the greatest number of *"FOR"* votes from shares present and entitled to vote at the meeting will be elected. Withheld votes and broker non-votes will have no effect on the outcome of the election of directors.

The proposed ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm (Proposal Two) requires the affirmative *"FOR"* vote of a majority of the shares voted at the meeting and entitled to vote with respect to such proposal in order for it to be approved. Abstentions will have the same effect as a vote *"AGAINST"* Proposal Two.

The approval, on an advisory basis, of the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement, (Proposal Three) requires the affirmative *"FOR"* vote of a majority of the shares cast at the meeting and entitled to vote with respect to such proposal in order for it to be approved. Abstentions will have the same effect as a vote *"AGAINST"* Proposal Three. Broker non-votes will have no effect on the outcome of the vote.

The approval of the flexible settlement feature for the potential conversion of the Company's Senior Convertible Notes (Proposal Four) requires the affirmative *"FOR"* vote of a majority of the shares cast at the meeting and entitled to vote with respect to such proposal in order for it to be approved. Abstentions will have the same effect as a vote *"AGAINST"* Proposal Four. Broker non-votes will have no effect on the outcome of the vote.

Q: What if I do not vote for some of the items listed on my proxy card or voting instruction card?

A: If you provide specific voting instructions, your shares will be voted as you have instructed. If you are a Stockholder of Record, execute the proxy card, and do not provide voting instructions on certain matters, your shares will be voted in accordance with the Board's recommendations. If you hold your shares in street name and do not provide voting instructions, your broker or bank will have discretionary authority to vote such shares ONLY on the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm (Proposal Two) and your shares will not be voted or counted on any of the other proposals.

Q: How can I vote my shares without attending the meeting?

A: Whether you hold shares directly as a Stockholder of Record or beneficially through a broker, bank, or other nominee, you may vote without attending the meeting. You may vote by granting a proxy or, for shares held through a broker, bank, or other nominee, by submitting voting instructions to your broker, bank, or other nominee. In most cases, you will be able to do this by telephone, via the Internet, or by mail. For Stockholders of Record, please refer to the summary instructions included on your proxy card. For shares held through a broker, bank, or other nominee, please refer to the voting instruction card that will be provided by your broker, bank, or other nominee.

If your shares are registered under different names, or if they are in more than one account, you may receive more than one proxy card or voting instruction card. Please follow the instructions on each proxy card or voting instruction card to ensure that all of your shares are represented at the meeting. Please sign each proxy card exactly as your name or names appear on the proxy card. For joint accounts, each owner should sign the proxy card. When signing as executor, administrator, attorney, trustee, guardian, or other representative, please print your full name and title on the proxy card.

BY TELEPHONE OR THE INTERNET – If you have telephone or Internet access, you may submit your vote by following the instructions on the proxy card or voting instruction card.

BY MAIL – You may submit your proxy by mail by signing your proxy card or, for shares held through a broker, bank, or other nominee, by following the voting instruction card included by your broker, bank, or other nominee and mailing it in the enclosed, postage-paid envelope.

Q: How may I vote my shares in person at the meeting?

A: Shares held directly in your name as the Stockholder of Record may be voted in person at the meeting. If you hold your shares through a bank, broker, or other holder of record, and you wish to vote at the meeting, you must present a legal proxy from your broker or other holder of record in order to vote at the meeting. If you choose to attend the meeting, please bring proof of identification for entrance to the meeting. If you hold your shares through a bank, broker, or other holder of record, please also bring your proof of ownership, such as a brokerage statement. Even if you currently plan to attend the annual meeting, the Company recommends that you submit your proxy card or voting instruction card as described above so that your vote will be counted if you later decide not to attend the meeting.

Q: How can I change my vote?

A: You may change your vote at any time before the final vote at the meeting.

If you are a Stockholder of Record, you may change your vote by signing and submitting a new proxy card with a later date, voting by telephone or via the Internet as instructed above (only your latest telephone or Internet proxy is counted), or by attending the meeting and voting in person (as described above). Attending the meeting will not revoke your proxy unless you specifically request it.

If you hold your shares through a broker, bank, or other nominee, you should contact your broker, bank, or other nominee prior to the time such voting instructions are exercised.

Q: Where can I find the voting results of the meeting?

A: The preliminary voting results will be announced at the meeting. The final results will be published in a Current Report on Form 8-K within four business days of the end of the meeting, which will be filed with the Securities and Exchange Commission and will also be available at www.blucora.com. If final results are not available within four business days of the end of the meeting, preliminary results will be published in a Current Report on Form 8-K at that time, and the final results will be published in an amended Current Report on Form 8-K/A when they are available.

Q: Is a list of registered stockholders available?

A: The Company's list of stockholders as of April 1, 2013 will be available for inspection for 10 days prior to the 2013 annual meeting and at the annual meeting for any purpose reasonably relevant to the meeting. If you want to inspect the stockholder list, please call the office of the General Counsel at (425) 201-6100 to schedule an appointment.

"Householding" of Proxy Materials

The Company has adopted a procedure approved by the U.S. Securities and Exchange Commission called "householding." Under this procedure, Stockholders of Record who have the same address and last name and who do not participate in electronic delivery of proxy materials will receive only one set of the proxy materials, unless one or more of these stockholders notifies the Company that they wish to continue receiving individual copies. The Company believes this will provide greater convenience for stockholders, as well as cost savings for the Company by reducing the number of duplicate documents that are mailed.

Stockholders who participate in householding will continue to receive separate proxy cards. Householding will not in any way affect your rights as a stockholder.

If you are eligible for householding, but you and other Stockholders of Record with whom you share an address currently receive multiple copies of our proxy materials, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of each of these documents for your household, please contact Broadridge, either by calling toll-free (800) 542-1061, or by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

If you participate in householding and wish to receive a separate copy of our Annual Report to Stockholders, including the Annual Report on Form 10-K for the year ended December 31, 2012 or this Proxy Statement, or if you do not wish to participate in householding and prefer to receive separate copies of these documents in the future, please contact Broadridge as indicated above.

Beneficial stockholders can request information about householding from their banks, brokers, or other holders of record.

PROPOSAL ONE

ELECTION OF DIRECTORS

General

The Board of Directors has set the size of the Board at eight members. Each director is assigned to one of three classes, with members in each class serving staggered three-year terms. A director serves in office until his or her respective successor is duly elected and qualified unless the director resigns or by reason of death or other cause is unable to serve in the capacity of director. If a director resigns before the end of his or her term, the Board may appoint a director to fill the remainder of that term, reduce the size of the Board, or leave the position vacant. Stockholder election of directors may only take place at the annual meeting at which the term of that director would expire or at a special meeting of stockholders called for such purpose.


Proxy

Nominees for Directors

Three directors are nominated for election at the 2013 annual meeting of stockholders. David Chung and Steven Hooper are nominated as Class II directors with three-year terms ending in 2016. Lance Dunn, a Class I director, has also been nominated and will stand for election for a term to end at the end of the regular Class I term in 2015. For further information on the director nominees, see "Information Regarding the Board of Directors and Committees" below. For further information on the process of director nominations and criteria for selection of director nominees, see "Director Nomination Process" below.

Unless otherwise instructed, the proxy holders will vote the proxies received by them "*FOR*" the nominees listed in this Proxy Statement. The director nominees have consented to be named in this Proxy Statement and agreed to serve as directors if elected by stockholders. In the event that any nominee to the Board of Directors is unable or declines to serve as a director at the time of the annual meeting, the proxies will be voted for a nominee who may be designated by the present Board of Directors to fill the vacancy. It is not expected that the nominee will be unable or will decline to serve as a director. Alternatively, the Board of Directors may reduce the size of the Board of Directors or maintain such vacancy.

If a quorum is present, the three nominees receiving the highest number of votes will be elected to the Board of Directors. Votes withheld from any nominee and broker non-votes will be counted for purposes of determining the presence or absence of a quorum, but will not otherwise have an effect on the outcome of the vote. Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement and on the proxy card or the voting instruction card.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES NAMED HEREIN.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2013

The Audit Committee of the Board of Directors has appointed Ernst & Young LLP as the Company's independent registered public accounting firm for 2013, and recommends that stockholders vote *"FOR"* ratification of this appointment. Although stockholder approval of this appointment is not required by law and is not binding on the Company, the Audit Committee will take your vote on this proposal into consideration when appointing the independent registered public accounting firm in the future. Even if you ratify the appointment of Ernst & Young LLP, the Audit Committee may in its sole discretion terminate such engagement and direct the appointment of another independent registered public accounting firm at any time during the year, although it has no current intention to do so.


Proxy

Ernst & Young LLP was initially appointed by the Audit Committee in March 2012 and this appointment was ratified by stockholders at the 2012 annual meeting. Representatives of Ernst & Young LLP are expected to be present at the meeting, with the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2013.

PROPOSAL THREE

ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

In accordance with Section 14A of the Securities Exchange Act, the Company is providing stockholders with an advisory (non-binding) vote to approve the compensation programs for the Named Executive Officers. Accordingly, you may vote on the following resolution at the 2013 annual meeting of stockholders:

> "Resolved, that the stockholders approve, on an advisory basis, the compensation of the Named Executive Officers of Blucora, Inc., as disclosed in the Company's Proxy Statement for the 2013 annual meeting of stockholders, including the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure in the Proxy Statement."

This vote is nonbinding. The Board of Directors and the Compensation Committee expect to consider the outcome of the vote when considering future executive compensation decisions to the extent they can determine the cause or causes of any significant negative voting results.

The compensation of the Named Executive Officers is described in detail under "Compensation Discussion and Analysis." Stockholders are encouraged to read the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure. The Company holds advisory votes on Named Executive Officer compensation on an annual basis, and the next such vote will be at the 2013 annual meeting of stockholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THE COMPENSATION DISCUSSION AND ANALYSIS, THE ACCOMPANYING COMPENSATION TABLES, AND THE RELATED NARRATIVE DISCLOSURE.

PROPOSAL FOUR

APPROVAL OF THE FLEXIBLE SETTLEMENT FEATURE FOR THE POTENTIAL CONVERSION OF THE CONVERTIBLE NOTES

Background and Reason for Seeking Stockholder Approval

On March 15, 2013, the Company issued Convertible Senior Notes (the "***Notes***") in a private offering to qualified institutional buyers, pursuant to Rule 144A under the Securities Act of 1933. The Notes pay interest at a rate of 4.25% and are due in 2019. The aggregate principal amount of the Notes was $201.25 million, of which the Company's net proceeds after expenses were approximately $194.2 million. The Company intends to use the proceeds for working capital and general corporate purposes, including acquisitions.


Proxy

The Notes are convertible into shares of the Company's common stock (the "***Common Stock***") at an initial conversion rate of 46.1723 shares per $1,000 principal amount of Notes, which is equivalent to approximately $21.66 per share. The initial conversion price represents a 40% premium to the $15.47 per share closing price the Common Stock on March 11, 2013, the date the Company priced the offering of the Notes. The conversion right begins on October 1, 2018, or earlier upon the occurrence of certain specified events or the satisfaction of certain conditions. Additional information regarding the terms of the Notes is below under "Summary of Terms and Conditions of the Notes."

As issued, the conversion of the Notes may only be settled in shares of Common Stock. However, under the terms of the Notes, the Company will have the option to settle conversions of the Notes in cash, shares of Common Stock, or through any combination of cash and Common Stock, at the Company's election. This option (referred to as "***flexible settlement***" in this Proxy Statement) is available only if the Company first obtains stockholder approval in accordance with NASDAQ requirements. As a NASDAQ-listed company, the Company is subject to NASDAQ Listing Rule 5635(d)(2). This rule requires that the Company obtain stockholder approval prior to implementing the flexible settlement feature in connection with the conversion of a principal amount of the Notes that could result in the issuance of an aggregate amount of Common Stock, issued pursuant to the flexible settlement feature, equal to 20% or more of the Common Stock or voting power outstanding on the date the offering of the Notes was priced. Based on a total of 40,969,769 shares of Common Stock outstanding as of March 11, 2013, the Company must obtain stockholder approval of the potential issuance of more than 8,193,952 shares of Common Stock pursuant to the flexible settlement feature.

Reason for Stockholder Approval

The Board of Directors believes the flexible settlement feature will benefit the Company's stockholders by providing the Company with financial flexibility in the conversion of the Notes. This flexibility will allow the Company to use the settlement method that is in the best interests of the Company and its stockholders at the time of conversion, issuing shares of Common Stock if appropriate or instead using cash to reduce dilution of existing stockholders.

The terms of the Notes do not require the Company to seek stockholder approval of the flexible settlement feature, and the Company will not incur any penalties under the Notes if the stockholders do not approve the flexible settlement feature.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE *FOR* APPROVAL OF THE FLEXIBLE SETTLEMENT FEATURE FOR THE POTENTIAL CONVERSION OF THE CONVERTIBLE NOTES.

Summary of Terms and Conditions of the Notes

Below is a summary of the terms and conditions of the Notes. The following summary contains basic information about the Notes and is not a complete description of the Notes. Stockholders should read the indenture, included as Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on March 15, 2013, for a more detailed account of the terms and conditions of the Notes. Copies of these documents also are available from the Company upon request.

Maturity; Interest. The Notes will mature on April 1, 2019, unless earlier converted, redeemed, or purchased by the Company. The Notes will bear interest at a rate of 4.25% per annum, payable semi-annually in arrears, commencing on October 1, 2013.

Ranking. All payments due under the Notes will be unsecured and unsubordinated obligations of the Company and will rank senior in right of payment to any indebtedness that is expressly subordinated to the Notes; rank equal in right of payment to unsecured indebtedness that is not subordinated; be effectively subordinated in right of payment to secured indebtedness to the extent of the value of the assets securing such indebtedness; and be structurally subordinated to all indebtedness and liabilities of the Company's subsidiaries.

Conversion Right. On or before June 30, 2013, the Notes may not be converted under any circumstances. After June 30, 2013, and prior to the close of business on the business day immediately preceding October 1, 2018, holders may convert the Notes only under the following circumstances:

- during any fiscal quarter, if, for at least 20 trading days during the 30 consecutive trading day period ending on the last trading day of the immediately preceding fiscal quarter, the last reported sale price of the Common Stock is greater than or equal to 130% of the conversion price;
- during the five consecutive business day period immediately following any five consecutive trading day period, or the "measurement date," in which, for each trading day of the measurement period, the trading price per $1,000 principal amount of Notes was less than 98% of the product of the last reported sale price of the Common Stock and the conversion rate;
- if the Company calls any or all of the Notes for redemption, at any time prior to the close of business on the business day immediately preceding the redemption date;
- upon the occurrence of specified corporate transactions as set forth in the indenture; and
- at any time, if the Company has not received stockholder approval of the flexible settlement feature.

On or after October 1, 2018, until the close of business on the business day immediately preceding the maturity date, holders may convert their Notes at any time, regardless of the circumstances listed above.

The initial conversion rate of the Notes is 46.1723 shares of the Common Stock per $1,000 principal amount of Notes, equivalent to a conversion price of approximately $21.66 per share of the Common Stock. The conversion rate is subject to customary antidilution adjustments. In addition, upon the occurrence of a "make-whole fundamental change" (as defined in the indenture), in certain circumstances, the conversion rate maybe increased by a number of additional shares for a holder that converts its Notes in connection with such make-whole fundamental change.

Conversion Settlement. Upon conversion of a Note, the Company will deliver for each $1,000 principal amount of converted Notes a number of shares of the Common Stock equal to the conversion rate. However, if the Company receives stockholder approval of the flexible settlement feature, it will settle conversions of the Note through payment or delivery, as the case may be, of cash, shares of Common Stock, or a combination of cash and stock, at the Company's election.

Obligation to Purchase. Upon the occurrence of a "fundamental change" (as defined in the indenture), holders of the Notes may require the Company to purchase all or a portion of the Notes for cash at a price equal to 100% of the principal amount of the Notes to be purchased, plus any then accrued, but unpaid, interest.

Optional Redemption. The Company may redeem for cash all or part of the Notes, at the Company's option, on or after April 6, 2016, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any then accrued, but unpaid, interest.

Additional Issuances. Under the indenture, the Company has the right, without the consent of the holders of the Notes, to reopen the indenture and issue additional notes in an unlimited aggregate principal amount with the same terms as the Notes, provided that if such additional notes are not fungible with the Notes for U.S. federal income tax purposes, such additional notes shall have a separate CUSIP number. **The approval by stockholders of the flexible settlement feature of the Notes at the annual meeting will also apply to any additional notes that the Company may issue pursuant to this provision of the indenture.**

Accounting Effect on Reported Financial Results

If the stockholders approve the flexible settlement feature, the Company may settle conversions of the Notes in cash, shares of the Common Stock, or any combination thereof, at the Company's election. Under the applicable accounting literature, an entity must separately account for the debt component and the embedded conversion option of convertible debt instruments that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer's economic interest cost. The effect of the accounting treatment for such instruments is that the value of such embedded conversion option would be treated as an original issue discount for purposes of accounting for the debt component of the Notes. As a result, if the stockholders approve the flexible settlement feature, the Company will be required to record a greater amount of non-cash interest expense as a result of the amortization of the discounted carrying value of the Notes to their face amount over the term of the Notes. Following stockholder approval (if received), the Company will report lower net income in its financial results because of the recognition of both the current period's amortization of the debt discount and the instrument's stated interest. This change could adversely affect reported or future financial results, the trading price of the Common Stock, and the trading price of the Notes.

Unless and until the stockholders approve the flexible settlement feature, the Company will be required to include the full number of shares underlying the Notes in the calculation of diluted earnings per share. In addition, under certain circumstances, convertible debt instruments that may be settled entirely or partly in cash are currently accounted for the purpose of earnings per share using the treasury stock method, the effect of which is that the shares that may be issuable upon conversion of the Notes are not included in the calculation of diluted earnings per share except to the extent that the conversion value of the Notes exceeds their principal amount. Under the treasury stock method, for diluted earnings per share purposes, the transaction is accounted for as if the number of shares of common stock that would be necessary to settle such excess, if the Company elected to settle such excess in shares, are issued. The Company cannot be certain that the accounting standards in the future will continue to permit the use of the treasury stock method. If the Company is unable to use the treasury stock method in accounting for the shares issuable upon conversion of the Notes, then diluted earnings per share would be adversely affected.

If the stockholders approve the flexible settlement feature and this flexible settlement feature is triggered, even if holders do not elect to convert their Notes, the Company could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Notes as a current rather than long-term liability, which would result in a material reduction of net working capital.

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INFORMATION REGARDING THE BOARD OF DIRECTORS AND COMMITTEES

The "Director Nominees" and "Continuing Directors" sections below set forth the business experience during at least the past five years for each nominee and each of the directors whose term of office will continue after the 2013 annual meeting of stockholders. In addition, these sections include a brief discussion of the specific experience, qualifications, attributes, and skills that led to the conclusion that each of the directors and nominees should continue to serve on the Board of Directors at this time. The Board of Directors nominates candidates for election after receiving recommendations from the Nominating and Governance Committee, which bases its recommendations on the criteria set forth in the Director Nomination Policy, as described below under "Director Nomination Process." The Board of Directors believes that the directors and nominees have an appropriate balance of knowledge, experience, attributes, skills, and expertise as a whole to ensure the Board of Directors appropriately satisfies its oversight responsibilities and acts in the best interests of stockholders.

Director Nominees

The names of the nominees of the Board of Directors and certain information about them are set forth below:

Class I Director Nominee: Lance Dunn, a Class I director, was added to the Board of Directors in August 2012 to fill a vacancy created by an increase in the size of the Board. In accordance with a requirement in the Company's bylaws, Mr. Dunn has been nominated and will stand for election for a term to end at the end of the regular Class I term in 2015. Further information about Mr. Dunn is below:

Name of Director	Age	Positions with Blucora	Director Since
Lance G. Dunn	50	Director	2012

Lance G. Dunn has served on the Board of Directors since August 2, 2012. Mr. Dunn was a co-founder and Chief Executive Officer of 2nd Story Software, Inc., the operator of the TaxACT business, until January 31, 2012, when the TaxACT business was acquired by the Company. From the closing of this acquisition until August 1, 2012, Mr. Dunn served as 2nd Story Software's Vice President, Development. Prior to co-founding 2nd Story in 1998, Mr. Dunn was Vice President of Software Development at Parsons Technology, Inc., where he played a significant role in the development and growth of Parson's tax software.

Relevant Qualifications and Experience: As the co-founder and former CEO of the Company's recently-acquired TaxACT business, Mr. Dunn brings significant experience and background to the Board with respect to an industry and business that has become important to the Company's success. The Board also believes that Mr. Dunn's extensive experience as a technology executive provides insight and guidance that assists the Board in its oversight and strategy roles.

Class II Director Nominees:

Name of Director	Age	Positions with Blucora	Director Since
David H. S. Chung	45	—	—
Steven W. Hooper	60	Director	2011

David H. S. Chung is not a current director but has been nominated by the Board of Directors for a term to begin upon the conclusion of the 2013 annual meeting of stockholders. Mr. Chung is a private investor with over 17 years of experience in private equity and public market investing. From May 2006 to December 2012, Mr. Chung was a Partner at Blum Capital Partners, L.P., a San Francisco-based investment firm focused on private equity and public strategic block investments. Prior to Blum Capital, Mr. Chung was a founder of Perspective Value Partners from 2005 to 2006, a Partner at Standard Pacific Capital from 2002 to 2004, and a

Director/Principal at KKR from 1995 to 2002. Previously, Mr. Chung was a management consultant at McKinsey & Co. and an investment banker at Hambrecht & Quist. He is currently a Director of Payless Holdings, Inc. and an alternate Director of Xtralis Holdings, Inc. He also serves on the Board of Trustees of the Fine Arts Museums of San Francisco, the Hamlin School, and SLS School.

Relevant Qualifications and Experience: Mr. Chung has extensive experience investing in, overseeing, and providing advice to public and private companies in many industries, including technology. He has expertise and experience in all aspects of investing, including deal sourcing, investment analysis, deal structuring, raising of debt financing, deal negotiation, structuring of management incentives, investor relations, strategy, and management oversight. The Board believes this expertise and experience will provide insight and guidance that will assist the Company in its deal-making activities and the Board in its oversight obligations, which will make him a valued contributor and advisor to the Board and to management.


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Steven W. Hooper was appointed to the Board of Directors in April 2011. Mr. Hooper is a founding partner of Ignition Partners, a venture capital firm, where he has invested in telecommunications and wireless companies since Ignition's founding in March 2000. From 1999 to 2000, Mr. Hooper served as Chairman and Chief Executive Officer of Nextlink Communications, Inc. From 1998 to 1999, Mr. Hooper served as Chief Executive Officer of Teledesic LLC. From 1994 to 1997, Mr. Hooper served as CEO of AT&T Wireless Services, Inc. Prior to joining AT&T Wireless, Mr. Hooper was an executive with McCaw Cellular Communications, Inc., where he, among other roles, served as CEO for a variety of McCaw-affiliated companies. In addition, Mr. Hooper represents Ignition Partners as a director on the boards of a number of privately-held companies in which Ignition has invested and served as a trustee of Seattle University from 1995 to 2009.

Relevant Qualifications and Experience: Mr. Hooper has extensive experience as a business leader in the technology industry. He has served in management and as a director for numerous technology companies, and brings to the Company extensive experience, knowledge, and connections that the Board believes will provide valuable assistance to the Company as it pursues strategic opportunities in the technology industry.

Continuing Directors

Class III – Terms expiring in 2014

The names of the continuing Class III directors, whose terms expire in 2014, and certain information about them are set forth below:

Name of Director	Age	Positions with Blucora	Director Since
Jules Haimovitz	62	Director	2005
Elizabeth J. Huebner	55	Director	2009
Andrew M. Snyder	42	Director	2011

Jules Haimovitz has served as a director of Blucora since October 2005. Since July 2007, he has served as President of Haimovitz Consulting, a media consulting firm. From July 2002 to July 2007, Mr. Haimovitz served as Vice Chairman and Managing Partner of Dick Clark Productions, Inc., a producer of programming for television, cable networks, and syndicators. From June 1999 to July 2004, Mr. Haimovitz served in various capacities at Metro Goldwyn Mayer Inc. Mr. Haimovitz's career has also included experience as a director and CEO of VJN, Inc., executive and director at Spelling Entertainment, Inc., executive at King World Productions and Viacom, Inc., and director of Orion Pictures Corporation and Onstage Entertainment. Mr. Haimovitz served as a director of Imclone, Inc. from May 2007 to November 2008 and of Blockbuster, Inc. from May 2006 to April 2011. Mr. Haimovitz has been a director at Dial Global (previously Westwood One, Inc.) since November 2011, where he serves as the Chair of the Audit Committee.

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Relevant Qualifications and Experience: Mr. Haimovitz has a strong background in the management of private and publicly traded companies, particularly companies in the consumer and media space, both as an executive and a director. He also has extensive experience in mergers and acquisitions of both public and private companies. In addition, the Board of Directors has determined that he is qualified as an "Audit Committee Financial Expert" under the SEC's rules, and that expertise assists the Board in complying with its Audit Committee membership requirements and also enables him to provide significant insight on public accounting and financial statement matters. The Board believes that Mr. Haimovitz's extensive management and board experience, knowledge of and experience with mergers and acquisitions, and financial expertise provides insight and guidance that assists the Board in its oversight and strategy roles.

Elizabeth J. Huebner has served as a director of Blucora since May 2009. Ms. Huebner retired from a 26-year career in the finance sector in 2006. Prior to retiring, Ms. Huebner was Chief Financial Officer from 2000 to 2006 at Getty Images, Inc., a provider of visual content and rights services. Prior to her service as Chief Financial Officer of Getty Images, Ms. Huebner was Chief Financial Officer of Primus Knowledge Solutions, Inc. Ms. Huebner also formally served on the Board of Directors of Procera Networks, Inc.

Relevant Qualifications and Experience: Ms. Huebner has significant experience as an executive in the technology industry, and a strong background in finance and accounting. The Board of Directors has determined that she is qualified as an "Audit Committee Financial Expert" under the SEC's rules, and that expertise assists the Board in complying with its Audit Committee membership requirements and also enables her to provide significant insight on public accounting and financial statement matters. The Board believes that Ms. Huebner's experience in management and finance provides insight and guidance that assists the Board in its oversight, financial review, and risk management obligations.

Andrew M. Snyder has served as a director of Blucora, Inc. since August 2011. Mr. Snyder is CEO of Cambridge Information Group, Inc. ("***CIG***") and Chairman of CIG's subsidiaries, ProQuest LLC, R. R. Bowker LLC, and Navtech, Inc. Mr. Snyder also served on the Board of Directors of Navtech when it was an independent, publicly-held company, beginning in November 2005 and continuing through its merger with a CIG subsidiary in November 2007. Mr. Snyder has been employed by CIG since 2003 and has served as President or CEO since 2004. Prior to joining CIG, Mr. Snyder worked for the Goldman Sachs Group, most recently as Vice President in the Principal Investment Area, where he focused on traditional media, technology, and services investing for the firm's investment fund. He also currently serves on the Board of The Association of American Publishers, and the Board of Overseers of Penn Libraries.

Relevant Qualifications and Experience: Mr. Snyder was added to the Board of Directors in August 2011 after a process in which the Board attempted to identify a candidate that could both provide stockholder perspective through owning or representing a significant holding of Company shares and provide assistance with the Company's primary goal of making a large acquisition. The Board met both of these objectives by adding Mr. Snyder. Mr. Snyder has significant experience in the management and oversight of technology companies and a strong background in mergers and acquisitions. His expertise and experience makes him an important resource for the Company, the Board, and the Mergers and Acquisitions Committee (which he chairs) in identifying, acquiring, and integrating acquisition targets in the technology space. Mr. Snyder is the Board representative of Cambridge Information Group I LLC, which, pursuant to certain agreements with the Company, has the right to nominate a representative to the Company's Board of Directors. These agreements were described in, and filed as exhibits to, the Current Report on Form 8-K filed by the Company on August 23, 2011. Because Mr. Snyder and CIG hold a significant amount of the Company's shares, the Board believes that he provides the board valuable insight into the perspectives of stockholders.

Class I – Terms expiring in 2015

The names of the continuing Class I directors, whose terms expire in 2015, and certain information about them are set forth below:

Name of Director	Age	Positions with Blucora	Director Since
John E. Cunningham, IV	55	Chairman	1998
William J. Ruckelshaus	48	President and Chief Executive Officer	2007



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John E. Cunningham, IV has served as a director of Blucora since July 1998 and as the Chairman of the Board of Directors since January 2011. Mr. Cunningham also served as Lead Independent Director of Blucora from February 2010 through December 2010. Mr. Cunningham has been a general partner of Clear Fir Partners, L.P., a venture capital investment partnership, since February 1998. Previously, he served as Chief Executive Officer of RealCom Office Communications Inc., a national telecom services company. From July 2006 to June 2008, he served as a board member of Citel Technologies, Inc., a telecommunications company, and also served as its non-executive Chairman from January 2004 to July 2006. Currently, Mr. Cunningham serves as a board member of RealNetworks, Inc., AudienceScience, Inc. and Qliance, Inc. and as an advisor to Petra Growth Fund II.

Relevant Qualifications and Experience: Mr. Cunningham has extensive experience in, and a significant knowledge of, the technology industry from his work with various technology companies as an executive, investor, advisor, and director. Mr. Cunningham also has significant experience with Blucora gained through 15 years as a director. The Board believes that Mr. Cunningham's extensive experience as a venture capitalist in multiple industries, as an executive, and as a board member and advisor to public and private companies and non-profit organizations provides insight and guidance that assists the Board in its oversight obligations and makes him a valued advisor to the Board and management.

William J. Ruckelshaus has served as a director of Blucora since May 2007. Mr. Ruckelshaus has also served as President and Chief Executive Officer of Blucora since November 2010. Prior to his appointment as President and Chief Executive Officer of Blucora, Mr. Ruckelshaus served as Chief Financial Officer of AudienceScience, Inc. (formerly known as RevenueScience, Inc.), a digital advertising, technology, and services company, from May 2006 to November 2010. Mr. Ruckelshaus also served as Chief Operating Officer of AudienceScience for two years. From July 2002 to April 2006, he served as Senior Vice President, Corporate Development at Expedia, Inc., an online travel agency, where he oversaw Expedia's mergers and acquisitions and led the corporate strategic planning effort.

Relevant Qualifications and Experience: Mr. Ruckelshaus has relevant experience as an executive in the technology industry and a strong background in finance, strategy, and mergers and acquisitions. Mr. Ruckelshaus also has significant familiarity with Blucora as the Company's President and Chief Executive Officer. His day-to-day leadership of the Company gives him critical insights into the Company's operations, strategy, and competition, and allows him to facilitate the Board's ability to perform its critical oversight function. The Board believes that Mr. Ruckelshaus's experience as an executive and director provides him with insight into the Board's oversight role, and that as the Company's President and Chief Executive Officer, Mr. Ruckelshaus plays an important role in the Board's processes.

Board of Directors and Committee Information

The Board of Directors has general oversight responsibility for the Company's affairs and, in exercising its fiduciary duties, the Board represents and acts on behalf of the stockholders. Although the Board does not have responsibility for the Company's day-to-day management, it stays regularly informed about its business and provides oversight and guidance to management through periodic meetings and other communications. The Board is significantly involved in, among other things, the Company's strategic planning process, leadership development, and succession planning, as well as other functions carried out through the Board committees as described below.

Leadership Structure. The leadership structure of the Board of Directors consists of Chairman John Cunningham and the chairs of each of the principal committees of the Board of Directors. In the current structure, the Chairman position is not combined with the Chief Executive Officer position, which is filled by William Ruckelshaus. It is the policy of the Board of Directors that at all times it will either have an independent Chairman or a Lead Independent Director. The Board of Directors believes that the current leadership structure is appropriate for the Company because it balances the operational and day-to-day management leadership of the CEO with the independent oversight provided by the independent Chairman of the Board and the independent chairs of each of the principal committees. This structure ensures that oversight of risk management and the Company's management is distributed among multiple independent directors. The Board of Directors currently believes that this distribution of oversight is the best method of ensuring optimal Company performance and risk management.

Risk Management. The Board of Directors oversees the Company's risk management, both as a full Board of Directors and through its committees. This oversight is administered primarily through the following:

- the Board of Directors' periodic review and approval of management strategic plans, including the projected opportunities and challenges facing the business;
- the Board of Directors' oversight of succession planning;
- the Board of Directors' oversight of capital spending, cash management, investment in marketable securities, and financings;
- the Audit Committee's quarterly review of financial statements and its oversight of the Company's accounting and financial reporting functions, including internal control over financial reporting, its discussions with management and the independent accountants regarding the quality and adequacy of internal controls and financial reporting (and related reports to the full Board of Directors), and its oversight of legal and regulatory compliance, compliance with the Code of Business Conduct and Ethics, and any related person transactions;
- the Nominating and Governance Committee's oversight of governance policies and the self-evaluation assessments of the Board of Directors and committees; and
- the Compensation Committee's review and recommendations or approvals regarding executive officer compensation and its relationship to the Company's business plan, as well as its review of compensation plans generally and the related risks and risk mitigants.

Independence. NASDAQ listing rules require that a majority of the members of the Board of Directors be independent directors. The Board of Directors recently undertook its annual review of director independence in accordance with the applicable rules of NASDAQ. The independence rules include a series of objective tests, including that the director is not employed by the Company and has not engaged in various types of business dealings with the Company. In addition, the Board of Directors is required to make a subjective determination as to each independent director that no relationships exist that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The Board of Directors has affirmatively determined that each of John Cunningham, Jules Haimovitz, Richard Hearney (whose term expires as of the 2013 annual meeting and who is not standing for re-election), Steven Hooper, Elizabeth Huebner, Andrew Snyder and Lewis Taffer (whose term expired in May 2012) was an independent director, as defined in the NASDAQ rules, for the entirety of the time that they served as a director in 2012. In addition, the Board of Directors has determined that David Chung will qualify as an independent director if he is elected by the stockholders at the 2013 annual meeting. In determining independence, the Board considered, among other factors, the fact that Mr. Cunningham's brother is a non-executive, at-will employee of the Company and that CIG, of which Andrew Snyder is CEO, entered into an investment agreement with the Company pursuant to which CIG purchased warrants and common stock. Mr. Ruckelshaus is not considered an independent director as he is an employee of the Company. Mr. Dunn is not considered an independent director under NASDAQ rules because he was an employee of the Company's 2nd Story Software, Inc. subsidiary within the past three years.

Each of the members of the Audit Committee, Compensation Committee, and Nominating and Governance Committee are independent under the NASDAQ rules. In addition, the Board of Directors has affirmatively determined that each of the members of the Audit Committee qualifies as independent under the audit committee independence rules established by the SEC.

Meeting Attendance. The Board of Directors of Blucora held a total of 8 meetings during 2012. For 2012, each director attended at least 75% of the aggregate number of meetings of the Board of Directors and committees thereof, if any, on which such director served during the period for which he or she has been a director or committee member. The Board of Directors has not adopted a formal policy regarding directors' attendance at the annual meetings of stockholders. John Cunningham and William Ruckelshaus attended the 2012 annual meeting of stockholders on May 31, 2012 at the Company's corporate offices in Bellevue, Washington.

Communication with the Board of Directors. The Board of Directors believes that management speaks for Blucora. Individual Board members may occasionally meet or otherwise communicate with our stockholders and other constituencies that are involved with Blucora, but it is expected that Board members would do this with the advance knowledge of management and at the request of management, absent unusual circumstances or as contemplated by Board committee charters. Stockholders who wish to communicate with the Board of Directors, or with any individual member of the Board of Directors, may do so by sending such communication in writing to the attention of the Corporate Secretary at the address of our principal executive office with a request to forward to the intended recipient. The Corporate Secretary will generally forward such communication to the Board of Directors or the specific Board member. However, the Corporate Secretary reserves the right to not forward any material that is inappropriate. In addition, employees may communicate with the Board through, among other processes, the Company's internal whistleblower hotline process administered under the Code of Business Conduct and Ethics.

Corporate Website. The Company's corporate website, located at www.blucora.com, contains information regarding the Company, including information regarding directors, executive officers, and corporate governance documents. That information includes the Certificate of Incorporation, Bylaws, Committee Charters, Director Nomination Policy, Code of Business Conduct and Ethics (which is applicable to all employees, executive officers, and members of the Board of Directors), and the Corporate Governance Guidelines. The Company uses the corporate website to provide current information to investors, including information on recent developments and upcoming events.

Committees. The Board of Directors' committee structure currently consists of four principal committees (the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, and the Mergers and Acquisitions Committee). The Board may also convene other ad hoc or sub committees, the composition, number, and membership of which the Board of Directors may revise from time to time, as appropriate. Copies of the charters for the Audit, Compensation, Nominating and Governance, and Mergers and Acquisitions Committees can be found on the Company's corporate website at www.blucora.com. You may also request copies of these documents and other corporate governance documents available on the website from the Company's investor relations department at (425) 201-6100 or (866) 438-4677.

The current membership and leadership of each of the committees of the Board of Directors is set forth in the table below, as is the number of 2012 meetings for those committees:


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Board Committees as of April 1, 2013

Director	Audit Committee	Compensation Committee(1)	Nominating and Governance Committee(1)	Mergers and Acquisitions Committee
John Cunningham	M			
Lance Dunn				
Jules Haimovitz	M	M		
Richard Hearney		M	M	
Steven Hooper		C		M
Elizabeth Huebner	C		C	
William Ruckelshaus				M
Andrew Snyder			M	C
Number of Meetings in 2012	7	7	7	8

(M = Committee Member; C = Committee Chair)

(1) Mr. Hearney has declined to stand for re-election to the Board, and as a result, will leave the Compensation and Nominating and Governance Committees immediately before the 2013 annual meeting of stockholders. Immediately following the annual meeting, Mr. Snyder will replace Ms. Huebner as Chair of the Nominating and Governance Committee and Mr. Chung will join the Compensation, Nominating and Governance, and Mergers and Acquisitions Committees.

The Audit Committee. The Audit Committee currently consists of the following independent directors: Jules Haimovitz, Elizabeth Huebner, and John Cunningham. Ms. Huebner is Chair of the Audit Committee. The Audit Committee is responsible for providing independent, objective oversight and review of the Company's auditing, accounting, and financial reporting processes. Among other functions, the Audit Committee's duties include the following:

- Reviewing and approving the appointment, compensation, oversight, and retention of the independent registered public accounting firm;
- Pre-approving all services (audit and non-audit) to be performed by the independent registered public accounting firm;
- Monitoring the adequacy and effectiveness of accounting and financial controls, including internal control over financial reporting;
- Reviewing the audited financial statements and quarterly unaudited financial information and discussing them with management and the independent registered public accounting firm;
- Establishing procedures for receiving and reviewing accounting-related complaints and concerns by whistle blowers;
- Reviewing and monitoring compliance with risk management and investment policies;
- Reviewing and pre-approving related person transactions; and
- Reviewing, approving, and monitoring compliance with the Code of Business Conduct and Ethics.

The Board of Directors has determined that each Committee member has sufficient knowledge in reading and understanding financial statements to serve on the Committee. The Board of Directors has further determined that Mr. Haimovitz and Ms. Huebner qualify as "audit committee financial experts" in accordance with SEC rules and the professional experience requirements of NASDAQ. The designation of an "audit committee financial expert" does not impose upon such persons any duties, obligations, or liabilities that are greater than those that are generally imposed on each of them as a member of the Committee and the Board of Directors, and such designation does not affect the duties, obligations, or liability of any other member of the Committee or the Board of Directors. Under the terms of the Audit Committee Charter, the Audit Committee is authorized to engage independent advisors, at the Company's expense, to advise the Audit Committee on any matters within the scope of the Committee's duties. The committee may also form subcommittees and delegate its authority to those subcommittees as it deems appropriate.

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The Compensation Committee. The Compensation Committee currently consists of the following independent directors: Jules Haimovitz, Steven Hooper, and Richard Hearney. Mr. Hooper is Chair of the Compensation Committee. The Compensation Committee's duties include the following:

- Evaluating the performance of, and reviewing and approving (or recommending to the Board) the compensation of, our CEO and other executive officers;
- Recommending to the full Board of Directors any changes to the non-employee director compensation plan;
- Reviewing and making recommendations to management regarding general compensation goals and guidelines for employees and criteria by which employee bonuses are determined;
- Monitoring compensation trends;
- Reviewing the Company's compensation policies and practices for all employees, at least annually, regarding risk-taking incentives and risk management policies and practices; and
- Acting as administrator of Blucora's stock plans.

Under the terms of the Compensation Committee Charter, the Compensation Committee is authorized to engage independent advisors, at the Company's expense, to advise the Compensation Committee on any matters within the scope of the Committee's duties. The committee may also form subcommittees and delegate its authority to those subcommittees as it deems appropriate. A description of the considerations and determinations of the Compensation Committee regarding the compensation of our Named Executive Officers is contained in "Compensation Discussion and Analysis" below. A description of the compensation program for our non-employee directors is set forth in "Director Compensation" below.

The Nominating and Governance Committee. The Nominating and Governance Committee currently consists of the following independent directors: Richard Hearney, Elizabeth Huebner, and Andrew Snyder. Ms. Huebner is Chair of the Nominating and Governance Committee. The Nominating and Governance Committee's duties include:

- Assisting the Board of Directors by identifying prospective director nominees to fill vacancies and recommending to the Board of Directors the director nominees for the next annual meeting of stockholders;
- Reviewing, and recommending to the Board of Directors any appropriate changes to, the Blucora Corporate Governance Guidelines and Director Nomination Policy;
- Reviewing proposed changes to the Company's Certificate of Incorporation and Bylaws and making recommendations for any such changes to the Board of Directors;
- Evaluating the performance and effectiveness of the committees and the Board of Directors as a whole;
- Recommending to the Board of Directors membership for each committee;
- Overseeing director orientation and education;
- Evaluating committee structure and recommending changes to the Board of Directors;

- Monitoring compliance with independence standards by the directors;
- Monitoring, and periodically reporting to the Board of Directors, any significant developments in the law and practice of corporate governance; and
- Considering stockholder nominees for election to the Board of Directors as described below under "Director Nomination Process."

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Director Nomination Process

The Nominating and Governance Committee is responsible for reviewing and recommending nominees to the Board of Directors for election at the annual meeting and for reviewing and recommending director appointments to fill any vacancies on the Board of Directors. The Nominating and Governance Committee's objective, pursuant to its charter, is to ensure that the Board of Directors is properly constituted to meet its fiduciary obligations to Blucora and its stockholders.

In considering director candidates, the Nominating and Governance Committee seeks the following minimum qualifications, as set forth in the Company's Corporate Governance Guidelines and Director Nomination Policy:

- Commitment to Blucora's business success, consistent with the highest standards of responsibility and ethics;
- Representation in the best interests of all of Blucora's stockholders and not any particular constituency;
- Conscientious preparation for, attendance at, and participation in Board of Directors and applicable committee meetings;
- No personal or professional commitments that would interfere or conflict with a director's obligations to the Company and its stockholders;
- An established record of professional accomplishment in the director's chosen field; and
- No material personal, financial, or professional interest in any Blucora competitor that would interfere or conflict with the director's obligations to the Company and its stockholders.

The Nominating and Governance Committee also considers the professional and personal experience of each nominee and whether that nominee has expertise relevant to Blucora's business objectives. Although the Board of Directors does not have a formal diversity policy, the Board of Directors desires candidates that contribute to the Board of Directors' overall diversity, with diversity being broadly construed to mean a variety of personal and professional experiences, opinions, perspectives, and backgrounds. The Board of Directors and the Nominating and Governance Committee implement this goal during the nomination process that applies to both new nominees and incumbent directors, per the Company's Director Nomination Policy. The Board assesses its effectiveness in achieving this goal during its annual self-assessment process.

The Nominating and Governance Committee's general view is to re-nominate incumbent directors who continue to satisfy the Committee's criteria for membership on the Board of Directors, continue to make important contributions to the Board of Directors, and consent to continue their service on the Board of Directors. If a vacancy on the Board of Directors occurs or the Board of Directors increases in size, the Nominating and Governance Committee will actively seek individuals who satisfy its criteria for membership on the Board of Directors, and the Nominating and Governance Committee may solicit ideas for possible Board of Directors candidates from a variety of sources, including members of the Board of Directors, Company executives, stockholders, or individuals known to the members of the Board of Directors or Company executives through personal or professional relationships. The members of the Nominating and Governance Committee recommended Mr. Dunn for nomination, based on their knowledge of him through the acquisition of the TaxACT business. Mr. Chung was recommended by the Company's CEO, Mr. Ruckelshaus. The Nominating and Governance Committee has the authority to retain a search firm, at the Company's expense, to identify or evaluate director candidates at its discretion. The Nominating and Governance Committee did not pay a third party to identify or evaluate potential nominees in 2012 with respect to the current slate of nominees.

Any stockholder may recommend candidates for election as directors by following the procedures set forth in our Bylaws and Director Nomination Policy, including the applicable notice, information, and consent provisions. For further information regarding these procedures, see "Deadline for Receipt of Stockholder Proposals and Director Nominations" below. Copies of our Bylaws and Director Nomination Policy are available on our corporate website at www.blucora.com.


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In addition, pursuant to our Director Nomination Policy, any single stockholder, or group of stockholders, that has beneficially owned more than 5% of our outstanding common stock for at least one year may propose a director candidate for evaluation by the Nominating and Governance Committee by delivering a written notice to the Nominating and Governance Committee that satisfies the notice, information, and consent requirements of our Bylaws and the Director Nomination Policy. The Committee will evaluate such recommended nominees using the same criteria that it uses to evaluate other nominees. Any such Board of Directors candidate must be independent of the stockholder in all respects and must also qualify as an independent director under applicable NASDAQ rules. The notice must be received by the Nominating and Governance Committee no later than the date that is 120 calendar days before the anniversary of the date that our Proxy Statement was released to stockholders in connection with the previous year's annual meeting. The notice must include, among other things, proof of the required stock ownership, proof of identification of the stockholder(s) submitting the proposal, and information regarding the proposed Board of Directors candidate. The notice should be sent to the following address:

Chair, Nominating and Governance Committee
Blucora, Inc.
c/o Corporate Secretary
10900 NE 8th Street, Suite 800
Bellevue, WA 98004

The Nominating and Governance Committee did not receive any recommendations for director candidates for the 2013 annual meeting from any non-management stockholder or group of stockholders that beneficially owns more than 5% of Blucora's common stock.

Director Compensation

Non-employee director compensation consists of a mix of cash and equity. The combination of cash and equity compensation is intended to provide incentives for non-employee directors to continue to serve on the Board of Directors, to align the interests of the Board of Directors and stockholders, and to attract new non-employee directors with outstanding qualifications. Mr. Ruckelshaus, as an employee of the Company, does not receive any compensation for serving on the Board of Directors and therefore is excluded from the director compensation table below. His compensation is included in the Summary Compensation Table for Named Executive Officers. The Compensation Committee periodically reviews the non-employee director compensation program and makes recommendations to the Board of Directors as appropriate.

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Non-Employee Director Compensation Program

The Company's non-employee director cash compensation program consists of annual cash retainers for board, committee, and chair service, per-meeting attendance fees, and equity grants, as described below:

Annual Cash Retainers. The annual cash retainers paid to non-employee directors are as follows:

	Annual Retainer Paid to All Members (including Chair)	Additional Annual Chair Retainer
Board of Directors	$ 20,000	$ 25,000
Audit Committee	$ 4,000	$ 10,000
Compensation Committee	$ 3,000	$ 5,000
Nominating and Governance Committee	$ 2,000	$ 3,000
Mergers and Acquisitions Committee	$ 4,000	$ N/A

Meeting Fees. Non-employee directors are paid $750 per meeting for attendance at Board of Directors meetings in excess of eight per year. This amount is also paid to committee members for attendance at any Audit or Compensation Committee meetings in excess of eight per year and any Nominating and Governance Committee meetings in excess of four per year.

Equity Grants. The equity grants (in number of shares) made to non-employee directors are as follows:

	RSUs	Nonqualified Stock Options
Initial equity grants to all newly elected or appointed directors, including Board Chair[1]	11,250	27,000
Additional initial equity grants to newly elected or appointed Board Chair[2]	3,750	9,000
Annual equity grants to all directors, including Board Chair[3]	4,500	11,100
Additional annual equity grant to Board Chair[3]	1,500	3,900

(1) Vests in three equal annual installments beginning on the first anniversary of the appointment date.

(2) Vests in full on the first anniversary of the appointment date.

(3) Grants are made on the date of the annual meeting of stockholders and vest in full on the first anniversary of the grant date, or, if sooner, the date of the next annual meeting of stockholders after the grant date.

The Company reimburses all directors for expenses incurred in attending meetings or performing their duties as directors. The Company does not provide any perquisites to directors.

Director Compensation for 2012

The following table sets forth information concerning the compensation of each non-employee director for 2012:

Name	Fees earned or paid in cash	Stock awards[1]	Option awards[1]	Other compensation	Total
John Cunningham	$50,500	$ 76,530	$ 47,628	—	$174,658
Lance Dunn	8,261	129,601[2]	169,538[2]	$112,788[3]	420,188
Jules Haimovitz	29,500	57,398	35,245	—	122,143
Richard Hearney	27,250	57,398	35,245	—	119,893
Steven Hooper	29,926	57,398	35,245	—	122,569
Elizabeth Huebner	40,005	57,398	35,245	—	132,648
Andrew Snyder	25,170	57,398	35,245	—	117,813
Lewis Taffer	12,500	—	—	2,500[4]	15,000
James Voelker	20,000	57,398	35,245	—	112,643

(1) The dollar amount for stock and option awards is the grant date fair value. Assumptions used in the valuation of stock and option awards granted in 2012 are discussed in "Note 8: Stock-based Compensation Expense" of the Notes to Consolidated Financial Statements (Item 8 of Part II) in our Annual Report on Form 10-K for the year ended December 31, 2012.

(2) In addition to the awards made to Mr. Dunn upon joining the Board, the grant date fair values of which are set forth in the table above, he was also granted an award of 50,000 options upon the closing of the TaxACT transaction on January 31, 2012 in connection with his agreement to continued employment. Those option awards expired prior to vesting when Mr. Dunn terminated his employment on August 1, 2012, and are not included in the figures above, but originally had a grant date fair value of $208,235.

(3) Consists of Mr. Dunn's salary as an employee through August 1, 2012, when he terminated his employment in connection with his joining the Board.

(4) The Company made a $2,500 contribution in Mr. Taffer's name to a charitable organization designated by Mr. Taffer upon the end of his term as a director.


Proxy

All equity grants were awarded pursuant to the Amended and Restated Equity Grant Program for Nonemployee Directors under the Restated 1996 Flexible Stock Incentive Plan (the "***1996 Plan***"). Stock awards consist of restricted stock units ("***RSUs***") with each RSU representing the right to receive one share of our common stock upon vesting. Option awards consist of options to purchase shares of our common stock. The Company does not coordinate the timing of share grants with the release of material non-public information, as grants are made as of the annual meeting date or election date. The dollar amounts in the table above are the grant date fair values of the awards. Assumptions used in the valuation of awards are discussed in "Note 8: Stock-based Compensation Expense" of the Notes to Consolidated Financial Statements (Item 8 of Part II) in our Annual Report on Form 10-K for the year ended December 31, 2012.


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The following table sets forth information concerning the aggregate number of equity awards outstanding for each of the non-employee directors as of December 31, 2012:

Name	Aggregate number of RSUs[1]	Aggregate number of options[1]
John Cunningham[2]	6,000	80,100
Lance Dunn[3]	11,250	27,000
Jules Haimovitz	4,500	63,300
Richard Hearney	4,500	48,300
Steven Hooper[4]	12,000	38,100
Elizabeth Huebner	4,500	43,300
Andrew Snyder[4]	12,000	38,100
James Voelker[5]	4,500	472,200

(1) For each of the non-employee directors, except as noted below, 4,500 of the RSUs and 11,100 of the options outstanding were unvested at December 31, 2012, and are expected to vest on May 22, 2013. The remaining options were fully vested as of December 31, 2012.

(2) 6,000 of these RSUs and 15,000 of these options outstanding were unvested at December 31, 2012, and are expected to vest on May 22, 2013. The remaining options were fully vested as of December 31, 2012.

(3) 11,250 of these RSUs and 27,000 of these options outstanding were unvested at December 31, 2012. These awards are expected to vest in three equal annual installments, beginning on August 2, 2013.

(4) For each of Mr. Hooper and Mr. Snyder, 12,000 of these RSUs and 29,100 of these options outstanding were unvested at December 31, 2012 and 4,500 of these RSUs and 11,100 of these options are expected to vest on May 22, 2013. In addition, 7,500 of these RSUs and 18,000 of these options are expected to vest in two equal annual installments on April 11, 2013 and April 11, 2014 for Mr. Hooper and on August 23, 2013 and August 23, 2014 for Mr. Snyder.

(5) 4,500 of these RSUs and 11,100 of these options outstanding were unvested at December 31, 2012, and expired upon Mr. Voelker's resignation on February 6, 2013. Of the remaining options, all of which were fully vested as of December 31, 2012, 450,000 were not exercised and expired on January 3, 2013.

AUDIT COMMITTEE REPORT

*The following Report of the Audit Committee of Blucora shall not be deemed to be "soliciting material" or to be "filed" with the SEC, and the information in this report shall not be incorporated by reference into any future filing under the Securities Act of 1933, as amended (the "**Securities Act**"), or the Exchange Act, except to the extent that Blucora specifically incorporates it by reference into such filing.*

Audit Committee Members

During 2012, Elizabeth Huebner served as Chair of the Audit Committee and John Cunningham and Jules Haimovitz served as members. All three members meet the independence criteria in the applicable SEC rules, and each is an independent director as defined in the NASDAQ rules. Each Audit Committee member who served on the Audit Committee in 2012 meets the NASDAQ's financial knowledge requirements set forth in the NASDAQ rules. Our Board of Directors has determined that Ms. Huebner and Mr. Haimovitz are both "audit committee financial experts" under SEC rules and meet the financial sophistication and professional experience requirements set forth in the NASDAQ rules.

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Audit Committee Responsibilities

Management is responsible for Blucora's internal control over financial reporting, preparation of financial statements, and the financial reporting process. The Company's independent registered public accounting firm (Deloitte & Touche LLP for fiscal 2011 and Ernst & Young LLP for fiscal 2012 and 2013) is responsible for performing an independent audit of Blucora's consolidated financial statements and internal control over financial reporting in accordance with standards set by the Public Company Accounting Oversight Board ("***PCAOB***"), and to issue reports thereon. The Audit Committee monitors and oversees these processes. The Audit Committee members rely, without independent verification, on the information provided to them, and on the representations made to them, by management and the independent registered public accounting firm.

In this context, during 2012, the Audit Committee:

- Discussed the overall scope and plans for audits with Ernst & Young;
- Met and held discussions with Ernst & Young, both with and without management present, to discuss the results of the audits, management's evaluation of Blucora's internal control over financial reporting, and Ernst & Young's opinion thereof, and the overall quality of Blucora's financial reporting;
- Reviewed and discussed the quarterly and annual financial results prior to the publication of those results and the filing of those results on Form 8-K;
- Discussed the matters required to be discussed with Ernst & Young by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AU section 380), as adopted by the PCAOB in Rule 3200T and SEC S-X Rule 2-07, including discussion of the quality, not just acceptability, of the application of accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements;
- Reviewed and discussed the unaudited and audited financial statements with management and Ernst & Young, including Ernst & Young's opinion on the audited financial statements; and
- Received the written disclosures and letter from Ernst & Young required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with Ernst & Young its independence.

Based on our reviews and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC.

Members of the Audit Committee:

Elizabeth Huebner, Chair
John Cunningham
Jules Haimovitz

Engagement of Ernst & Young and Dismissal of Deloitte & Touche

On March 9, 2012, the Audit Committee approved the appointment of Ernst & Young as the Company's new independent registered public accounting firm for the Company's 2012 fiscal year and dismissed Deloitte & Touche. On March 14, 2012, the final acceptance procedures were completed and the Company engaged Ernst & Young. The decision to change auditors was the result of a competitive request for proposal process conducted by the Audit Committee in which Deloitte & Touche participated.

The reports of Deloitte & Touche on the Company's consolidated financial statements for the fiscal years ended December 31, 2011 and December 31, 2010 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles, with the exception of Deloitte & Touche's report on the consolidated financial statements as of and for the year ended December 31, 2011, which included an explanatory paragraph regarding the acquisition of TaxACT Holdings, Inc. and its subsidiary, and Deloitte & Touche's report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, which expressed an adverse opinion due to the existence of a material weakness. During the years ended December 31, 2011 and 2010, during the interim period from December 31, 2011, and through the filing date of the Company's Annual Report on Form 10-K for fiscal 2011, the last report for which the Company engaged the services of Deloitte & Touche, (i) there were no disagreements with Deloitte & Touche on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte & Touche, would have caused Deloitte & Touche to make reference to the subject matter of the disagreement in its reports on the Company's consolidated financial statements for such years or any subsequent interim period through the date of the fiscal 2011 Annual Report on Form 10-K, and (ii) there were no "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K, except for the material weakness as of December 31, 2010.

During the years ended December 31, 2011 and 2010 and during the interim period from December 31, 2011 through the filing date of the fiscal 2011 Annual Report on Form 10-K, neither the Company nor anyone acting on its behalf consulted with Ernst & Young with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and no written report or oral advice of Ernst & Young was provided to the Company that Ernst & Young concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement as defined in Item 304(a)(1) (iv) of Regulation S-K or a "reportable event" as defined in Item 304(a)(1) (v) of Regulation S-K.

The disclosures made in this section were also disclosed in a Current Report on Form 8-K filed on March 14, 2011 and the letter from Deloitte & Touche required by Item 304(a)(3) of Regulation S-K was filed as an exhibit thereto.

Fees Paid to Independent Registered Public Accounting Firm for 2012 and 2011

The aggregate fees billed by the Company's current independent registered public accounting firm, Ernst & Young LLP, and its previous independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "***Deloitte***") to the Company and its subsidiaries during 2012 and 2011 were as follows:

	2012[1]	2011[2]
Audit fees	$433,385	$789,034
Audit-related fees	16,350	140,100
Tax fees	28,633	—
All other fees	1,995	2,409
Total fees	$480,363	$931,543

(1) 2012 fees consists of amounts paid to Ernst & Young LLP for the 2012 audit and other amounts paid to Ernst & Young during the 2012 fiscal year.

(2) 2011 fees consists of amounts paid to Deloitte for the 2011 audit and other amounts paid to Deloitte during the 2011 fiscal year.


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Audit fees reflect fees billed for the annual audits of the Company's consolidated financial statements and internal control over financial reporting of the year indicated. Audit-related fees for 2012 and 2011 reflect fees billed for work performed in conjunction with mergers and acquisitions and with forms filed with the SEC under the Securities Act. Tax fees for 2012 were for services in connection with estimating and verifying our net operating loss carryforwards. Other fees for 2011 consist of our annual subscription to the Deloitte Technical Library, and for 2012 consist of our annual subscription to Ernst & Young LLP's Global Accounting & Auditing Information Tool, both of which the Company's staff used when performing technical accounting research.

The Audit Committee pre-approves all audit and non-audit services to be performed by Blucora's independent registered public accounting firm. As part of its pre-approval procedures, the Audit Committee considers whether the provision of any proposed non-audit services is consistent with the SEC's rules on auditor independence. The Audit Committee has considered whether the provision by Deloitte of the non-audit services described above is compatible with Deloitte's independence. After consideration, the Audit Committee has determined that Deloitte's independence as an auditor has not been compromised by its provision of these services. All audit and non-audit services provided by Ernst & Young in 2012 and Deloitte in 2011 were pre-approved by the Audit Committee in accordance with the foregoing policy.

Transactions with Related Persons

Policies and Procedures. Under our Code of Business Conduct and Ethics and our Related Party Transaction Policy, proposed related person transactions (which generally include any transactions by the Company or any subsidiary with an employee or director of the Company, a relative of an employee or director, or any entity with which an employee or director has a material interest) must be disclosed to our CFO. If the CFO determines that the transaction is material, or otherwise of such a nature that it should be reviewed and approved by the Audit Committee under the guidance provided in our Related Party Transaction Policy, the Audit Committee must review and approve such related person transactions in advance. In determining whether to approve a related person transaction, the Audit Committee considers whether the terms of the related person transaction are fair to the Company at the time of authorization; the business reasons for the Company to enter into the related person transaction; whether other comparable transactions with non-related parties were considered, and if so, the terms of such transactions and the reason for the selection of the related person transaction; the value of the transaction to the Company and to the related person; whether the related person transaction would impair the independence of a previously independent director; and any other factors that are relevant to a determination of whether the terms of the transaction, and the process that led to it, are fair to the Company.

Related Person Transactions in 2012 and 2013

Employee of the Company. Mr. Cunningham's brother, James S. Cunningham, is a non-executive, at-will employee of the Company who serves as one of the managers of business development for the Company's internet search business. In fiscal 2012, he earned $396,613 in total compensation, which primarily consisted of a base salary of $169,065, a bonus of $136,383 (which was based on both his individual performance and that of the group that he manages), RSUs with a grant date fair value of $86,590, and $3,495 contributed by the Company to his account in the Blucora, Inc. 401(k) Retirement Plan.

Acquisition of TaxACT. At the time of the Company's acquisition of the TaxACT business, Mr. Dunn held approximately 7% of the equity in 2SS Holdings, Inc. (now named TaxACT Holdings, Inc.), the parent of 2nd Story Software, Inc., which operates the TaxACT business. As previously reported in a Current Report on Form 8-K filed by the Company, on January 31, 2012, the Company purchased the TaxACT business for approximately $287.5 million in cash, less certain transaction expenses and subject to certain specified working capital adjustments. As a shareholder, Mr. Dunn received a proportionate share of the consideration paid by the Company to the shareholders of 2SS Holdings in connection with the acquisition. Mr. Dunn was not affiliated with the Company at the time of the TaxACT acquisition, and as of his joining the Company's Board of Directors, he no longer had any personal financial interest in the TaxACT business.

COMPENSATION COMMITTEE REPORT

During 2012, John Cunningham, Jules Haimovitz, Richard Hearney, and Steven Hooper served as members of the Compensation Committee. With the exception of John Cunningham, who left the Compensation Committee effective as of the Company's 2012 annual meeting of stockholders on May 31, 2012, all of the members of the Compensation Committee served during the entire 2012 fiscal year. Jules Haimovitz served as Chair of the Compensation Committee through May 31, 2012 and Steven Hooper served as Chair thereafter. Management has prepared the Compensation Discussion and Analysis section of this Proxy Statement and the Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.


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Members of the Compensation Committee:

Steven Hooper, Chair
Richard Hearney
Jules Haimovitz

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

In 2012, John Cunningham, Jules Haimovitz, Richard Hearney, and Steven Hooper served on the Compensation Committee. None of the members of the Compensation Committee is or has been an officer or an employee of the Company. John Cunningham's brother, James Cunningham, is a non-executive, at-will employee of the Company. The Board has determined that the employment of John Cunningham's brother does not limit or interfere with Mr. Cunningham's independence or his ability to properly discharge his obligations related to service on the Compensation Committee. During 2012, none of the Company's executive officers served on the board of directors or compensation committee (or a committee performing similar functions) of any other company that had one or more executive officers serving on the Blucora Board of Directors or Compensation Committee.

INFORMATION REGARDING EXECUTIVE OFFICERS

The following table sets forth certain information as of April 24, 2013 with respect to our executive officers:

Name	Age	Position
William J. Ruckelshaus	48	President, Chief Executive Officer, and Director
George M. Allen	38	Executive Vice President of Corporate Development
Eric M. Emans	39	Chief Financial Officer and Treasurer
Michael J. Glover	50	President, InfoSpace LLC
JoAnn Z. Kintzel	47	President, 2nd Story Software, Inc. (TaxACT)
Linda A. Schoemaker	49	General Counsel and Secretary

William J. Ruckelshaus is President and Chief Executive Officer of the Company and a member of the Board of Directors. His experience and qualifications are discussed above under "Continuing Directors."

George M. Allen was appointed the Company's Executive Vice President, Corporate Development in May 2012 after working with the Company as a consultant since October 2011. He is responsible for overseeing the Company's corporate and business development efforts, including mergers and acquisitions. From May 2010 to May 2012, Mr. Allen was the founder and managing partner of Geronimo Capital LLC, an investment research firm focused on the telecom, media, and technology mid-cap investment sector. Prior to founding Geronimo

Capital, Mr. Allen served as principal for nine years at Warburg Pincus, a global private equity firm where he oversaw private equity investments in telecom, media, and technology companies. He began his corporate development career as an associate analyst at Goldman Sachs Asia with assignments in both Hong Kong and New York. Mr. Allen is a graduate of Yale University.

Eric M. Emans has served as the Company's Chief Financial Officer and Treasurer since August 2011. Before being named to these roles, Mr. Emans had served as the Company's Chief Accounting Officer, beginning in January 2008. Mr. Emans joined the Company as Corporate Controller in September 2006, but had previously held various positions at the Company from September 2003 to December 2005, including Manager, Revenue Assurance and Senior Manager, Finance. From December 2005 to September 2006, he served as Director, Mobile Operations, at Corbis Corporation, a provider of visual content and rights services. He began his career as an auditor at Deloitte & Touche LLP. Mr. Emans is a graduate of Western Washington University and the University of Washington.

Michael J. Glover is President of the Company's InfoSpace LLC subsidiary. He previously served as Vice President, Distribution and Business Development from October 2008 to April 2013. Mr. Glover has held various positions in Business Development since joining the Company in October 2000. From April 2008 to September 2008, he served as Vice President, Business Development. From April 2006 to March 2008, he served as Senior Director, Business Development, after serving as Director, Business Development from June 2004 to April 2006. From January 2004 to June 2004, he served as Senior Manager, Business Development, after serving as Business Development Manager from October 2000 to December 2003. Mr. Glover is a graduate of Oregon State University.

JoAnn Kintzel is president of the Company's 2nd Story Software, Inc. subsidiary, operator of the TaxACT tax preparation software business. Ms. Kintzel has served as president of 2nd Story Software since June 2010, and upon the acquisition of 2nd Story Software by the Company in January 2012, she became the principal operating executive of the TaxACT business. Prior to her appointment as President, Ms. Kintzel served as 2nd Story Software's Chief Financial Officer and Chief Operating Officer, beginning in 2006. Prior to 2nd Story Software, Ms. Kintzel worked at AEGON USA Investment Management, a global life insurance and investment provider, as Vice President, Assistant Controller, and Senior Accounting Manager. Ms. Kintzel is a graduate of Mount Mercy College.

Linda A. Schoemaker has served as the Company's General Counsel and Secretary since June 2011. Prior to joining the Company, Ms. Schoemaker served as in-house counsel for Verdiem Corporation, a power management software company, from February 2009 to June 2011. Before Verdiem, she served as Senior Vice President, General Counsel, and Secretary for aQuantive, Inc., a digital marketing service and technology company, from February 2004 until its acquisition by Microsoft Corporation in August 2007. From December 2000 to February 2004, she served as Senior Vice President and General Counsel of Advanced Digital Information Corporation (ADIC), a manufacturer of tape libraries and storage management software. Before joining ADIC, Ms. Schoemaker was a partner in the law firm Perkins Coie LLP. Ms. Schoemaker is a graduate of Harvard University and the University of Michigan Law School.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee (referred to as the "***Committee***" in this section) is composed entirely of independent directors and administers the executive officer compensation program of the Company. This Compensation Discussion and Analysis ("***CD&A***") explains how the Committee designed and implemented the Company's 2012 compensation programs with respect to the Named Executive Officers ("***NEOs***"). The sections of this CD&A and the topics covered are as follows:

- Section I of this CD&A discusses the Company's 2012 goals, accomplishments, and performance, specific information regarding the NEOs, and the Company's compensation philosophy and objectives;

- Section II discusses the elements of 2012 executive compensation, including base salary, the cash incentive program, and the long-term equity incentive program;
- Section III discusses the Committee's 2012 decisions regarding each of the elements discussed in Section II;
- Section IV discusses the Company's 2012 financial performance, the Company's financial targets for 2012, and how the Company's financial performance in 2012 affected NEO compensation; and
- Section V discusses the Committee's process for determining 2012 executive compensation and some of the Company's key compensation policies.

Section I. Introduction

A. 2012 Company Goals, Accomplishments, and Performance

2012 was a transformational year for the Company, and that transformation was reflected in the evolution of the Company's operational goals and the related compensation objectives for its NEOs. When the Committee began the process of determining 2012 executive compensation in late 2011, the Company was still named InfoSpace, Inc., its only significant business was internet search, and it had yet to execute on its acquisition strategy. During the course of 2012, the Company acquired the TaxACT business, adopted its current structure of a holding company that provides corporate support to its operating units, and changed its name to Blucora, Inc. to reflect these changes. Included in these changes was the addition of two new NEOs: JoAnn Kintzel, head of the TaxACT business, and George Allen, leader of the corporate development team tasked with finding additional acquisition opportunities. As a result of these changes, the Company also evolved its operational goals and the related compensation objectives. The initial goals of optimizing the search business and executing significant acquisitions remained important throughout 2012, but the Company also sought to integrate the TaxACT business after the January 31, 2012 acquisition, ensure continued high performance for the TaxACT business through the remainder of the tax season, and adjust the corporate structure to accommodate supporting multiple businesses.

Although the Company's objectives evolved over the course of 2012 as the Company underwent this transformation, the Committee's underlying compensation philosophy remained consistent: to attract and retain talented executives and to align the financial incentives of these executives with the Company's goals. The philosophy was manifested in a compensation program that allocated a significant percentage of overall target compensation for 2012 NEOs to variable cash bonuses based on Company performance and equity awards that provide long-term incentive to increase shareholder value.

In addition to the achievement of the operational goals described above, the Company also posted impressive financial results in 2012. Some highlights include:

- With the addition of the TaxACT business and the continued growth of the existing InfoSpace internet search business, overall Company revenue increased to $406.9 million in 2012 from $228.8 million in 2011, a 78% increase.
- Adjusted EBITDA, a non-GAAP measure as reported in the Company's Annual Report on Form 10-K, increased to $80.4 million in 2012 from $36.6 million in 2011, a 120% increase.
- The InfoSpace internet search business grew segment revenue to $344.8 million in 2012 from $228.8 million in 2011, a 51% increase, and segment income to $62.2 million in 2012 from $46.2M in 2011, a 35% increase.
- The closing price per share of the Company's common stock on December 31, 2012, was $15.71, up from $10.99 on December 30, 2011 (the last trading day of 2011), a 43% increase.

For further discussion of 2012 financial results, see Management's Discussion and Analysis of Financial Condition and Results of Operations (Item 7 of Part II) in the Company's 2012 Annual Report on Form 10-K. A reconciliation of Adjusted EBITDA to the relevant GAAP financial figures can be found on pages 38-39 of the Company's 2012 Annual Report on Form 10-K.

B. Named Executive Officers

This CD&A describes the compensation program generally applicable to all executive officers, but specifically discusses the compensation paid to the Company's 2012 NEOs listed below:

- William Ruckelshaus, Chief Executive Officer and President;
- Eric Emans, Chief Financial Officer and Treasurer;
- George Allen, Executive Vice President of Corporate Development;
- Michael Glover, President of InfoSpace LLC; and
- JoAnn Kintzel, President of 2nd Story Software, Inc. (***"TaxACT"***).

C. Compensation Philosophy and Objectives

The Company's compensation philosophy is as follows: the Company attempts to use its executive compensation program to increase stockholder value by attracting and retaining executives who can execute on the Company's goals and by aligning the interests of those executives with the goals and interests of the Company and its stockholders.

The 2012 compensation program applied the Company's compensation philosophy to the Company's 2012 operational objectives discussed above through the following specific compensation objectives of the 2012 executive compensation program:

- Align the compensation of executive management to the key operational goals of the Company by making a significant portion of the compensation dependent upon achievement of specific individual and Company goals, particularly with respect to compensation from the annual performance-based cash bonus plan,
- Provide compensation that attracts and retains talented and qualified executives through the use of competitive salaries and equity grants, and
- Ensure stockholder-management alignment through the use of equity grants.

D. Consideration of the 2012 Say-on-Pay Vote

The Company held its first two advisory votes on the compensation of the Company's Named Executive Officers ("***Say-on-Pay***") at the 2011 and 2012 annual meetings of stockholders. Of the stockholders who cast a vote for or against the approval of the Company's compensation of NEOs, **97.2% voted for approval in 2012 and 98.2% voted for approval in 2011**. Although the Committee did not make any specific changes as a result of our Say-on-Pay votes in 2012, the Committee does monitor the results of Say-on-Pay votes, which are held every year, and will continue to consider results from future advisory votes as appropriate when making compensation decisions.

Section II. Elements of Compensation for 2012

The 2012 executive compensation program consisted of the following elements:

A. Base Salary. Each executive receives an annual base salary that is intended to provide a minimum fixed level of cash compensation that provides security and preserves an employee's commitment during downturns in the relevant industries and/or equity markets. The Committee considers a competitive base salary to be an important factor in retaining and attracting key employees in a competitive marketplace, but it also balances the base salary with performance-based compensation elements to ensure that executive incentives are aligned with company objectives. The base salary is established by the Committee pursuant to employment agreements with the executives, and annual changes are based on a combination of an evaluation of historical, current, and anticipated future performance, the individual executive's experience, comparative market data, and internal pay equity.

B. Annual Cash Incentive Bonus. Executives are generally provided the opportunity to earn a variable performance-based cash incentive bonus. This bonus provides incentive for the achievement of the Company's financial and operational goals as well as specific individual goals, assists in retaining, attracting, and motivating employees in the near term, and provides a balance to the volatility of equity prices. Target bonuses, as a percentage of salary, are established pursuant to employment agreements; individuals with positions that have a larger potential impact on operational results generally have a higher proportion of their cash compensation tied to Company performance through the bonus plan. The performance measures for the bonus plan are tied to important Company metrics, such as revenues and Adjusted EBITDA, as well as individual performance goals, each analyzed independently of each other.

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C. Long-Term Equity Incentive Program. The 2012 long-term equity incentive program consisted of the two types of equity awards described below. These awards provide incentive for executives to focus on long-term fundamentals and thereby create long-term stockholder value. While they are primarily intended to maintain stockholder-management alignment, these awards also serve to reward promoted employees, attract and retain highly qualified executives, and maintain the Company's competitive position compared to the compensation programs of other technology companies. The 2012 long-term equity incentive program consisted of the following types of grants:

Restricted Stock Units. Restricted Stock Units ("***RSUs***") provide upside incentive when the value of the Company's stock appreciates, but also provide some down market protection. Because RSUs vest into shares of Company stock, they serve to create stockholder-management alignment. They also have high retention value because they vest over a period of time, typically three years, and unvested RSUs are generally forfeited upon an executive voluntarily ending employment.

Stock Options. Stock options provide incentive for the achievement of stock price growth. They provide a high level of alignment with stockholders because there is no substantial value unless stock price significantly improves. They also typically vest over three years, and unvested options are generally forfeited upon an executive voluntarily ending employment.

Section III. Compensation Decisions Made in 2012

In determining the compensation for the NEOs, the Committee generally focuses on total target compensation, which consists of base salary, target annual cash incentive bonus, and long-term equity incentive awards. In line with the Company's compensation philosophy, the Committee determines the amounts of each element with the goal of balancing the need to attract and retain quality executives with the desire to align the financial interests of those executives with the interests of the Company and its stockholders.

A. Annual Base Salary

The base salaries of NEOs are reviewed on an annual basis, as well as at the time of a promotion or other significant change in responsibilities. The following table sets forth the annual base salaries approved for the NEOs for 2012 and 2011 (amounts as of the end of each fiscal year):

Name	2012	2011	% Change
William Ruckelshaus[1]	$425,000	$400,000	6.3%
George Allen[2]	$250,000	—	—
Eric Emans[3]	$260,000	$260,000	0%
Michael Glover	$241,500	$230,000	5.0%
JoAnn Kintzel[4]	$200,000	—	—

(1) Mr. Ruckelshaus signed a new employment agreement on December 31, 2012 that raised his base salary to $450,000, effective January 1, 2013. A copy of Mr. Ruckelshaus's December 31, 2012 employment agreement was filed as Exhibit 10.19 to the Company's Annual Report on Form 10-K for fiscal 2012.
(2) Mr. Allen was hired on May 3, 2012. Beginning in November 2011, the Company had previously engaged Mr. Allen's investment research firm, Geronimo Capital LLC, for advice and assistance with the Company's corporate development efforts, including the TaxACT acquisition.
(3) Mr. Emans was promoted to Chief Financial Officer on November 13, 2011, and as a result, he received an increase in salary to $260,000 from his previous salary of $230,000. He did not receive any additional salary increase for 2012.
(4) Ms. Kintzel was an employee of 2nd Story Software, Inc. prior to its acquisition by the Company on January 31, 2012. As the President of a significant subsidiary of the Company, Ms. Kintzel became an executive officer upon the closing of the acquisition.

The only discretionary salary adjustment for an NEO made by the Committee for 2012 was the 5% increase in Mr. Glover's salary, which was made in the discretion of the Committee, having considered his role, his contributions, and the salaries of similar executives in the Company's peer group. Mr. Emans' salary did not increase during 2012, but it was increased in November 2011 in connection with his promotion to Chief Financial Officer. Mr. Allen and Ms. Kintzel were new to the Company in 2012 and thus did not receive 2012 increases, and Mr. Ruckelshaus's base salary increase reflects the level specified in his employment agreement.

B. Annual Cash Incentive Bonus Plan

The 2012 annual cash incentive bonus plan, in which Messrs. Ruckelshaus, Allen, Emans, and Glover participated, was based on the Company's 2012 financial targets for the following metrics:

- Revenue *(excluding TaxACT)*;
- Total Adjusted EBITDA *(excluding TaxACT)*; and
- Search Adjusted EBITDA.

The plan also includes a discretionary subjective element based on individual objectives and the CEO's (or, with respect to the CEO, the Compensation Committee's) subjective evaluation of that individual's performance. The targets for the financial metrics above were set prior to the TaxACT acquisition, and thus the targets exclude TaxACT performance for 2012. Targets for future years will generally include TaxACT performance.

The target bonus for each NEO is calculated based on a percentage of base salary, which is generally set in an executive's employment agreement. The actual amount of the bonus paid varies depending on the percentage of achievement of each element of the bonus plan for the year. Each element is calculated separately, based upon the performance for the applicable metric, the weighting of that element, and the target bonus amount. For each participating NEO, the target bonus percentage, the performance elements used, and the weighting of each element are set forth in the table below:

		Bonus performance elements (% of total bonus calculation)			
Name	**Target bonus percentage (% of base salary)**	**Revenue**	**Total Adjusted EBITDA**	**Search Adjusted EBITDA**	**Discretionary**
William Ruckelshaus	100%	25%	45%	—	30%
George Allen	55%	—	25%	—	75%
Eric Emans	60%	25%	45%	—	30%
Michael Glover	70%	25%	—	45%	30%

Ms. Kintzel participated in two separate performance-based cash bonus programs for 2012, (i) a legacy bonus program that was established by TaxACT's previous management and ownership prior to the Company's acquisition of TaxACT in January 2012, and (ii) a modified version of the annual cash bonus program in which the other NEOs participate.

The legacy 2012 cash incentive bonus plan applicable to Ms. Kintzel was based on the financial targets for the tax filing season for individual 2011 tax returns, which is the annual period through April 2012 (referred to as the "***2011 Tax Year***"). Ms. Kintzel's performance bonus program consisted of two elements: a Revenue element and a Unit Growth element. The measurements for the two bonus elements were independent, and Ms. Kintzel could earn the bonus for one element without earning the other, or earn both, up to a maximum bonus amount of $160,000. However neither element was achievable if TaxACT's EBITDA margin did not meet a specified minimum threshold. This legacy bonus program also included a retention element under which Ms. Kintzel was eligible to earn $50,000 if she remained employed through the end of the 2011 Tax Year.

The Revenue element was calculated based on TaxACT's target for Tax Year 2011 revenue (the "***Revenue Target***"). If Tax Year 2011 Revenue was at the Revenue Target, then Ms. Kintzel would earn a Revenue Bonus of $20,000, and if Tax Year 2011 revenue was below or above the Revenue Target, Ms. Kintzel could earn between $0 and $80,000 based on specific revenue increments. The Unit Growth element was calculated based on a series of nine tiers of percentages of TaxACT's overall year-over-year growth, compared to the overall IRS-reported market growth in DIY tax returns e-filed in 2011. The bonus available under these tiers ranged from $0 to $80,000.

After the acquisition the Committee included Ms. Kintzel in the Company's 2012 executive cash bonus plan on a modified basis in recognition of her participation in the legacy bonus plan and seasonal financial cycle of the business she manages. Her participation in this bonus plan consists of two elements: (i) a discretionary element based on calendar year 2012 individual performance that is determined and paid out in the same manner and at the same time as the discretionary element for the other NEOs, and (ii) a financial and operational performance element that is based on a twelve-month measuring period ending on June 30, 2013. The discretionary element was paid for 2012 performance and is covered in this CD&A and below in COMPENSATION OF NAMED EXECUTIVE OFFICERS. The financial and operational performance element is primarily based on calendar year 2013 performance and will be covered in the Company's 2013 Annual Report to Stockholders. Going forward, the Committee has discontinued the legacy bonus program for Ms. Kintzel and her future performance-based cash bonus program will be under the same program as the other executive officers, although her financial targets will be based on a different period than other executives.

Performance Calculation

The specific Company financial targets for 2012 upon which the 2012 cash incentive bonus was calculated are set forth below under Section IV (A) of this CD&A. The bonus percentages paid to NEOs other than Ms. Kintzel for the Company's performance, as compared to those 2012 Company financial targets, are calculated using the scale below:

Performance level	Financial performance vs. target (%)	Bonus achievement percentage
Below threshold	0% — 90%	0%
Threshold	90%	50%
Range below target	90% to 99%	55% to 95%
Target	100%	100%
Range above target	101% — 120%	101% to 120%
Accelerated Range above target	121% to 135%	122% to 150%
Maximum	135% or more	150%

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Financial Performance Measures Used

The financial measures selected by the Committee for the 2012 cash bonus program were primarily based on the search business because the TaxACT business had just been acquired and was not yet integrated when the 2012 bonus program was finalized. As a result, the Revenue and Adjusted EBITDA measures used for the NEOs other than Ms. Kintzel exclude the TaxACT business. Beginning with the 2013 cash bonus program, the Committee will use Revenue and Adjusted EBITDA figures for the entire Company. For the two NEOs who are responsible for specific business units, Mr. Glover and Ms. Kintzel, all or some of the bonus calculation uses financial metrics specific to those business units. The Committee uses Revenue as a critical measure of the Company's operations and growth, and it serves as the primary basis for funding the Company's strategic plans. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, excluding non-cash stock-based compensation expense and non-recurring and non-operating items. The Committee uses Adjusted EBITDA because it believes it is an important measure of the Company's operating performance. Specifically, this measure focuses on the Company's essential operating results by removing the impact of the Company's capital structure (interest income from investments), asset base (depreciation and amortization), tax consequences, specified non-operating items, and specified non-cash items. A reconciliation of Adjusted EBITDA to the relevant GAAP financial figures can be found on pages 38-39 of the 2012 Annual Report on Form 10-K.

C. Annual Long-Term Equity Grants

In 2012, the Committee used a long-term equity compensation program consisting of RSUs and stock options. Mr. Ruckelshaus received the grants set forth in his employment agreement. Mr. Allen and Ms. Kintzel received equity grants upon joining the Company, and such new hire grants are typically larger than standard annual grants as they are intended to quickly establish significant alignment for new executives with stockholders. Mr. Glover received an annual equity grant that was set by the Committee in its discretion. The factors considered by the Committee in determining the size of the grants to Ms. Kintzel and Messrs. Allen and Glover include past equity practices, the amount of equity held by each executive at the time, comparative market data, and the Committee's subjective evaluation of value provided by the executive. Mr. Emans did not receive any equity grants in 2012 as he had received grants in late 2011 in connection with his promotion to Chief Financial Officer.

2012 NEO equity grants are set forth in the following table:

	Stock Awards (RSUs)		Options		Total equity awards	
Name	**Grant Date Fair Value**	**Awards**	**Grant Date Fair Value**	**Shares**	**Grant Date Fair Value**	**Shares**
William Ruckelshaus	$506,800	40,000	$634,379	200,000	$1,141,179	240,000
George Allen	—	—	$809,149	200,000	$ 809,149	200,000
Eric Emans	—	—	—	—	—	—
Michael Glover	$118,150	10,000	$110,846	30,000	$ 228,996	40,000
JoAnn Kintzel	$246,200	20,000	$307,975	80,000	$ 554,175	100,000

See "Grants of Plan-Based Awards in 2012" Under "Compensation of Named Executive Officers" below for further specific information on equity grants to NEOs in 2012.

Section IV. 2012 Performance and Targets

As discussed above, a key element of the Company's 2012 compensation program was the cash bonus that varies based on the Company and the individual executive meeting certain performance objectives and targets in 2012. The purpose of this element is to reward the Company's executive officers for Company performance. The Company's 2012 performance is discussed below, as are the payouts for the 2012 cash incentive bonus plan.

A. 2012 Financial Targets and Bonus Payouts

The Company's 2012 financial targets were used as the basis for measuring the financial performance elements for the cash incentive bonus. The Company set targets for Revenue, Total Adjusted EBITDA, and Search Adjusted EBITDA and set the executive bonus calculation using those targets. The 2012 targets for overall Revenue, Total Adjusted EBITDA, and Search Adjusted EBITDA are set forth in the table below along with the Company's actual performance for each of those metrics. Also set forth in the table below are the measures of the TaxACT business's performance used in Ms. Kintzel's legacy bonus program and TaxACT's Tax Year 2011 performance for those measures.


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2012 Performance: Target vs. Actual (in thousands)

Performance goal	2012 Target	2012 Actual
Revenue[1]	$ 260,264	$ 344,814
Adjusted EBITDA[1][2]	$ 31,213	$ 50,648
Adjusted Search EBITDA[3]	$ 42,145	$ 62,494
TaxACT Tax year 2011 revenue	$ 85,000	$ 85,500
TaxACT Tax year 2011 unit growth	At market[4]	At market[4]

(1) Revenue and Total Adjusted EBITDA exclude TaxACT.

(2) Adjusted EBITDA includes $11.8 million in corporate expenses not allocated to segments and $832,000 capitalized as internally developed software and excludes $784,000 for mergers and acquisition activities and $309,000 in employee separation charges, and thus differs from reported Adjusted EBITDA by $11.5 million.

(3) Adjusted Search EBITDA excludes $309,000 in employee separation charges.

(4) "Market" is defined as growth in overall DIY e-filed tax returns, as reported by the IRS.

2012 Performance: Target Achievement and Bonus Payout

The following table sets forth, for each of the participating NEOs, the target annual incentive bonus for 2012 as a percent of salary, and the achievement percentage for each financial element of the 2012 cash incentive bonus plan:

		Performance Target Achievement		
Name[1]	Target Annual Bonus (% of Base Salary)	Revenue	Adjusted EBITDA	Search Adjusted EBITDA
William Ruckelshaus	100%	146%	150%	—
George Allen	55%	—	150%	—
Eric Emans	60%	146%	150%	—
Michael Glover	70%	146%	—	150%

As described above, Ms. Kintzel participated in a legacy pre-acquisition TaxACT bonus program in 2012, based on tax year 2011 performance. For the both the Revenue and Unit Growth elements, TaxACT's tax year 2011 performance was at target, and Ms. Kintzel earned $20,000 for the Revenue element and $25,000 for the Unit Growth element. Ms. Kintzel also earned the $50,000 retention bonus, as she remained employed through the end of the 2011 Tax Year.

2012 Performance: Achievement of Individual Objectives and the Discretionary Bonus Element

As noted above, each NEO who participated in the 2012 cash incentive bonus plan had a subjective discretionary element based on an assessment of individual performance. For all executives other than Mr. Ruckelshaus, that assessment is based in part on the judgment of Mr. Ruckelshaus regarding each executive's performance. For Mr. Ruckelshaus, the Committee makes the assessment of performance based on a performance evaluation conducted by Committee member and Board Chair, John Cunningham. This discretionary element for 2012 accounted for 30% of the total target bonus for NEOs other than Mr. Allen, for whom it constituted 75% of the target bonus. To calculate the payout for the discretionary element, the percent achievement for the individual objectives was established at a level between 0% and 100%, and that achievement level was then multiplied by the level of achievement of the applicable Company's financial performance metrics to produce the payout percentages. Based on financial performance and achievement of individual objectives, the Committee determined that all participating NEOs were entitled to a payout for the discretionary element at a rate of between 140% and 150% of target. As described above, Ms. Kintzel participated in a modified version of the bonus plan that was only partially based on calendar year 2012 performance. The Committee determined that she achieved all of her objectives and she was awarded 100% of her discretionary component of $30,000 under this plan.

B. 2012 Stockholder Return

As noted above, the Company uses long-term equity grants, both RSUs and stock options, to align the financial interests of executives with the interests of stockholders. Stock options only have value if the price of the Company's common stock is higher than it was when the stock options were granted. RSUs vest into shares of common stock and increase or decrease in value in direct proportion to any increase or decrease in the price of the common stock. The closing price per share of our common stock on December 31, 2012, was $15.71, up from $10.99 on December 30, 2011 (the last trading day of 2011), a 43% increase.

Section V. Compensation Process and Policies

A. Compensation Process

The Committee seeks to design a compensation program that applies the Company's compensation philosophy and creates incentives to meet the Company's objectives. To achieve this goal, the Committee receives input from a number of sources, including management, employees, and its independent compensation consultant, Compensia. More detail on some of the sources of information considered by the Committee is provided in this section below.

Although the Committee considers these sources of information, it uses its own discretion, based on the experience, knowledge, and diligence of its own members, to determine the compensation elements used in the compensation program and the value of each element for each of the executives. This discretion is, by its nature, subjective. There is no set formula for how the Committee determines exactly how much value it places in any one element, or how any one element will compare to another element. The Board has selected the Committee members for their experience and abilities in determining compensation, and the Committee feels that a subjective determination by its members, after consideration of objective sources, is the most appropriate way for it to exercise its duties to the Board, to the Company, and to stockholders.

Advisors Used in Compensation Determinations

Management and Other Employees. Compensia and the Committee consulted regularly with Mr. Ruckelshaus, Mr. Emans, and Ms. Schoemaker regarding the design and implementation of the 2012 executive compensation program. Matters consulted on include the Committee's compensation philosophy and objectives; the review of the experience, current performance, and other subjective factors for each executive officer; the preferred performance metrics and performance targets for the annual bonus program; the recommended adjustments for performance metrics; and other financial and operational issues related to compensation. The Committee has historically consulted with the CEO and CFO because they have significant involvement in and knowledge of the Company's business goals, strategies, and performance; the overall effectiveness of executive officers; and each person's individual contribution to the Company's performance. The Company's General Counsel was also consulted regarding legal issues related to compensation.

The Committee takes management's recommendations into consideration, but retains the discretion to modify such recommendations, and reviews such recommendations for their reasonableness based on its compensation philosophy and related considerations. The CEO, CFO, and General Counsel are regularly invited to attend Committee meetings. The Committee generally meets in executive session outside the presence of management to discuss compensation issues and to review the performance of, and determine the compensation of, the CEO, CFO, and General Counsel. The Company's legal advisors, human resources department, and corporate accounting department support the Committee in developing and administering the Company's compensation plans and programs.

Independent Consultant. The Committee has engaged Compensia, Inc. as its independent compensation consultant to advise on non-employee director and executive officer compensation matters. The Committee solely approved all engagement fees and other retention terms of Compensia and determined Compensia's responsibilities. Compensia did not provide more than $120,000 in other services to the Company during 2012. The Committee's engagement of Compensia for 2012 included a market study of relevant compensation elements for the executive officers, which the Committee used to assess market conditions and the competitiveness of the existing program. Compensia also provided advice and information on material compensation trends to provide a general understanding of current compensation practices. The Committee has assessed the independence of Compensia pursuant to applicable SEC and NASDAQ rules and concluded that Compensia's work for the Committee does not raise any conflict of interest.

2012 Peer Group

The Committee's independent compensation consultant, Compensia, provided peer group comparison data for the Company's executive officers with respect to salary, incentive bonus, and equity grants. The Committee used this data for background and context when setting the amounts of the various compensation elements for 2012, but did not tie any compensation decisions directly to this data. The peer group created by Compensia and approved by the Committee for comparison of 2012 compensation consisted of 22 technology companies, primarily in the Internet software and services industry, with financial characteristics similar to Blucora. Compensia also provided the 2011 peer group, which included 23 companies. Compensia and the Committee periodically adjust the group to ensure continued appropriateness, but there was significant overlap between the 2011 and 2012 groups and there were no major changes in peer group philosophy. This group of 22 companies is as follows:

- 1 800 Flowers.com
- Blue Nile
- comScore
- Constant Contact
- DealerTrack Holdings
- Dice Holdings
- Earthlink
- eHealth
- InterNAP Network Services
- Knot (XO Group)
- Liquidity Services
- Move
- NIC
- Openwave Systems
- PetMed Express
- RealNetworks
- Shutterfly
- THQ
- Travelzoo
- US Auto Parts Network
- Vitacost.com
- Web.com

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B. Compensation Policies

In addition to the compensation elements and decisions discussed above in this CD&A, the Company has a number of compensation policies that are designed to retain and incent executives and to protect Company and stockholder interests. Those policies are discussed below:

NEO Employment Agreements; Severance Payments. The Company has employment agreements with all of its executive officers. In late 2011, the Compensation Committee adopted a new philosophy with respect to executive employment agreements and all agreements entered into with new executives since that time, as well as updated agreements with existing executives, have reflected this new philosophy. The Company uses employment agreements to retain and attract highly-qualified executives in a competitive market. The Company believes that employment agreements ensure continued dedication of executives in case of personal uncertainties or risk of job loss and ensure that compensation and benefits expectations are understood and satisfied. The employment agreements generally include a specific salary and a target bonus percentage that serves as the basis for the annual cash incentive bonus plan. The employment agreements also include specific terms regarding severance payments and other benefits, if any, due to the executive under various employment termination circumstances.

These employment agreements reflect the philosophy that executives should not be provided with severance benefits if they voluntarily terminate their employment. Further, that severance benefits should be more limited, and should not include acceleration of unvested equity, in termination situations that are not in anticipation of or within a specified period following a change of control or other significant corporate event. In general, cash severance is only paid upon: (a) a termination of employment by the Company without cause; (b) a termination of employment by the executive with good reason; (c) death or disability of the executive; or (d) termination of employment in connection with a change of control or other significant corporate event.

A fundamental feature of the change of control provisions in the employment agreements is that the benefits generally have a "double-trigger," which means that two events must occur for payments to be made (a change of control and the actual or constructive termination of employment, in this case within a specified period before or after such trigger event). The change of control provisions also contain a cut-back on severance compensation to ensure no Section 280G tax is triggered. The Committee believes that the foregoing change of control compensation is in the best interest of the Company and its stockholders to ensure the continued dedication of such employees, notwithstanding the possibility, threat or occurrence of a change of control. Further, it is imperative to diminish the inevitable distraction of such employees by virtue of the personal uncertainties and risks created by a pending or threatened change of control, and to provide such employees with compensation and benefits arrangements upon a change of control that are competitive with those of other companies. For specific information on termination payments, see "Potential Payments upon Termination of Employment" below.

Timing and Pricing of Share-Based Grants. The Committee does not grant equity awards in anticipation of the release of material nonpublic information. Similarly, the Company does not time the release of material nonpublic information based on equity award grant dates. In accordance with the 1996 Plan, the exercise price of an option is the closing price of the Company's common stock (as reported by NASDAQ) on the date approved by the Committee to be the date of grant (which date is not earlier than the date the Committee approved such grant).

Prohibition Against Short Selling, Hedging, or Pledging of Company Securities. The Company's Code of Business Conduct and Ethics prohibits any director, officer, or other employee from engaging in short sales of, or otherwise hedging, the Company's securities. This prohibition includes any transaction, direct or indirect, involving financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that are designed to hedge or offset any decrease in the market value of Company securities. This prohibition applies to all securities issued by the Company, including equity and debt. In addition, the Company's Insider Trading Policy prohibits directors, officers, and employees from pledging the Company's securities as collateral for loans.

Perquisites. The Company has historically maintained a conservative approach to providing perquisites to executive officers. The limited perquisites offered have been carefully selected to ensure that there is an indirect benefit to the Company and that the value provided to employees is not excessive. In addition, most perquisites offered to executives are generally offered to all employees. Although offered to all employees, the one perquisite that is not offered at the same level to every employee is the $150,000 life insurance plan, for which the Company pays the premium. The life insurance plan provides a benefit of two times the annual salary of each employee, capped at $150,000. All employees with a salary of at least $75,000 enjoy the same benefit offered to the executive officers.

Limits on Deductibility of Compensation. The Committee reviews the Company's compensation programs and policies in light of Section 162(m) of the Internal Revenue Code, which provides that annual compensation in excess of $1 million paid to the Company's CEO and the three other highest compensated executive officers (excluding the CFO) is not deductible by the Company for federal income tax purposes, subject to specified exemptions (the most significant of which is certain performance-based compensation). While the Committee attempts to structure compensation arrangements in a manner that allows deductibility under Section 162(m) where appropriate, the Committee intends to be flexible when circumstances merit alternate compensation arrangements, and thus does not have a policy that all executive compensation must be tax-deductible under Section 162(m).

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COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table sets forth information concerning the compensation earned in 2012, and prior years to the extent applicable, by the Named Executive Officers:

Summary Compensation Table

Name and principal position	Year	Salary	Bonus	Stock awards(1)	Option awards(1)	Non-equity incentive plan compensation(2)	All other compensation(3)	Total
William Ruckelshaus	2012	$415,192	—	$506,800	$ 634,379	$613,311	$ 4,873	$2,174,555
President and Chief Executive	2011	$400,000	$150,000	$371,200	$2,325,087	$540,000	$ 8,748	$3,795,035
Officer	2010	$ 56,923	—	$289,324	$ 30,274	—	$ 62,789	$ 439,310
George Allen(4)	2012	$166,346	—	—	$ 809,149	$136,936	$102,262(5)	$1,214,693
Executive Vice President of Corporate Development								
Eric Emans	2012	$261,000	—	—	—	$229,574	$ 8,418	$ 498,992
Chief Financial Officer	2011	$216,716	—	$407,770	$ 330,493	$147,612	$ 8,262	$1,110,853
	2010	$193,731	—	$107,800	$ 96,784	$113,042	$ 6,794	$ 518,151
Michael Glover	2012	$242,429	—	$118,150	$ 110,846	$246,940	$ 1,236	$ 719,601
President of InfoSpace LLC	2011	$228,154	—	$266,800	—	$219,422	$ 1,130	$ 715,506
	2010	$217,693	—	$258,720	$ 232,281	$220,979	—	$ 929,673
JoAnn Kintzel(6)	2012	$183,333	$ 50,000	$246,200	$ 307,975	$ 75,000	$ 2,118	$ 864,626
Vice President of 2nd Story Software, Inc. (TaxACT)								

(1) Stock awards consist of RSUs granted under the 1996 Plan. Each RSU represents the right to receive one share of our common stock based on time vesting. Option awards consist of options granted under the 1996 Plan to purchase shares of our common stock. The dollar amount for stock and option awards is the grant date fair value. Assumptions used in the valuation of stock and option awards granted in 2012 are discussed in "Note 8: Stock-based Compensation Expense" of the Notes to Consolidated Financial Statements (Item 8 of Part II) in our Annual Report on Form 10-K for the year ended December 31, 2012.

(2) Non-equity incentive compensation consists of amounts earned under the Executive Bonus Plan for the applicable year and paid out upon final determination of the amounts by the Compensation Committee.

(3) All other compensation in 2012 consists of perquisites with an aggregate value of less than $10,000 for each NEO. These perquisites generally consist of non-discriminatory fringe benefits generally available to employees, such as the 401(k) employer's match, communications reimbursement, and life insurance premiums.

(4) Mr. Allen was hired as an employee of the Company on May 3, 2012.

(5) Includes $101,613 paid to Mr. Allen through his investment research firm, Geronimo Capital LLC, for services rendered in 2012 before May 3, 2012.

(6) Ms. Kintzel became an executive officer of the Company upon the closing of the Company's acquisition of the TaxACT business on January 31, 2012.

Employment Agreements. Each of the NEOs had an employment agreement with the Company during 2012 (see "Compensation Discussion and Analysis" above for further details). At the beginning of 2012, Mr. Ruckelshaus's base salary was $400,000 with a target bonus of 100% of his salary. His base salary increased to $425,000 on June 16, 2012, and as a result of Mr. Ruckelshaus's signing of a new employment agreement on December 31, 2012, his base salary rose to $450,000, effective on January 1, 2013. Mr. Emans' base salary was $260,000 with a target incentive bonus of 60% of his base salary. Mr. Glover's base salary was $241,500, with a target incentive bonus of 70% of his current base salary. Beginning with Ms. Kintzel's signing of her employment agreement upon the January 31, 2012 acquisition of TaxACT, her base salary was $200,000. Beginning with Mr. Allen's signing of his employment agreement on May 3, 2012, his base salary was $250,000.

Grants of Plan-Based Awards in 2012

The following table sets forth certain information regarding non-equity and equity plan-based awards granted by the Company to the NEOs in 2012:

Name	Grant date	Estimated possible payouts under non-equity incentive plan awards			Estimated possible payouts under equity incentive plan awards		All other stock awards: number of shares of stock or units	All other option awards: number of securities underlying options	Exercise or base price per share of option awards	Grant date fair value of stock and option awards
		Threshold	Target	Maximum	Threshold	Maximum				
William Ruckelshaus	6/15/2012	—	—	—	—	—	40,000[(1)]	—	—	$506,800
	1/03/2012	—	—	—	—	—	—	200,000[(2)]	$16.14	$634,379
	—	$51,708	$413,661	$620,492			—	—	—	—
George Allen	5/03/2012	—	—	—	50,000[(3)]	150,000[(3)]	—	—	$11.23	$634,920
	5/03/2012	—	—	—	—	—	—	50,000[(4)]	$11.23	$174,229
	—	$11,411	$ 91,291	$136,936			—	—	—	—
Eric Emans	—	$19,500	$156,000	$234,000			—	—	—	—
Michael Glover	2/28/2012	—	—	—	—	—	10,000[(5)]	—	—	$118,150
	2/28/2012	—	—	—	—	—		30,000[(5)]	$11.82	$110,846
	—	$21,131	$169,050	$253,575			—	—	—	—
JoAnn Kintzel	1/31/2012	—	—	—	—	—	20,000[(6)]	—	—	$246,200
	1/31/2012	—	—	—	—	—	—	80,000[(6)]	$12.31	$307,975
	—	$ 5,000	$ 45,000	$190,000			—	—	—	—

(1) Consists of RSUs granted to Mr. Ruckelshaus pursuant to Mr. Ruckelshaus's amended and restated employment agreement effective June 15, 2011, in lieu of the 40,000 MSUs that his employment agreement stated that he would receive on June 15, 2012, vesting on the standard schedule noted below.

(2) Consists of options granted to Mr. Ruckelshaus pursuant to Mr. Ruckelshaus's amended and restated employment agreement effective June 15, 2011, vesting on the standard schedule noted below.

(3) Consists of options granted to Mr. Allen pursuant to Mr. Allen's employment agreement effective May 3, 2012, which are subject to performance-based vesting. The vesting period ends three years from the date of grant and vesting is earned as follows: one-third of the options vest upon completion of a qualifying acquisition of a $5 million purchase price, one-third vest for a qualifying acquisition with a value of $15 million, and one-third vest for a qualifying acquisition with a value of $50 million. In addition, for a qualifying acquisition with a value in excess of $50 million, the portion of the grant's options that will vest is based on a ratio with the acquisition price as the numerator and $275 million as the denominator, and in the event of a qualifying disposition, the portion of the grant's options that will vest is based on a ratio with the disposition proceeds divided by two as the numerator and $275 million as the denominator.

(4) Consists of options granted to Mr. Allen pursuant to Mr. Allen's employment agreement of May 3, 2012, vesting on the standard schedule noted below.

(5) Consists of RSUs and options granted to Mr. Glover pursuant to an annual grant, vesting on the standard schedule noted below.

(6) Consists of RSUs and options granted to Ms. Kintzel pursuant to Ms. Kintzel's employment agreement effective January 31, 2012, vesting on the standard schedule noted below.


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Non-equity Incentive Plan Awards. The estimated possible payouts show the potential value of the payout for each NEO under the 2012 Blucora Executive Bonus Plan if the threshold, target, or maximum performance measure goals are satisfied, as described in the CD&A above. The possible payouts were performance-driven and therefore were completely at risk. As described in the CD&A, the targets are set to be challenging and to require significant effort for their achievement. In 2012, total revenues, adjusted Search revenue, and Adjusted EBITDA thresholds were each exceeded during the year. The threshold amount described above is based on meeting only the smallest of the financial performance goals at the threshold range, and assumes that the additional 30% that can be awarded for individual discretionary objectives is not achieved.

Stock Awards and Option Awards. All other stock awards and all other option awards consist of RSUs and stock options granted under our 1996 Plan. Each RSU represents the right to receive one share of our common stock upon vesting, and the options represent the right to purchase shares of our common stock. The exercise or base price per share of option awards column consists of the strike price for options granted. Options were granted at an exercise price equal to the closing price of our common stock on the date of the grant. Unvested stock and option awards generally vest 33 ⅓% on the first anniversary of the grant date, and the remainder vest ratably thereafter on a semi-annual basis until the third anniversary of the grant date. Assumptions used in the valuation of these awards are discussed in "Note 8: Stock-based Compensation Expense" of the Notes to Consolidated Financial Statements (Item 8 of Part II) in our Annual Report on Form 10-K for the year ended December 31, 2012.

Outstanding Equity Awards at December 31, 2012

The following table sets forth information concerning unexercised options and unvested RSUs for each of the NEOs outstanding as of December 31, 2012s:

		Option Awards[1]					Stock Awards[1]	
		Number of securities underlying unexercised options		Equity incentive plan awards: number of securities underlying unexercised unearned options	Option exercise price/share	Option expiration date	Number of shares of stock that have not vested[2]	Market value of shares of stock that have not vested[2]
Name	Grant date	Exercisable	Not exercisable					
William Ruckelshaus	5/2/2007	10,000	—	—	$25.17	5/2/2014	—	—
	5/12/2008	7,500	—	—	$ 9.64	5/12/2015	—	—
	6/4/2009	7,500	—	—	$ 7.19	6/4/2016	—	—
	5/11/2010	11,100	—	—	$ 8.74	5/11/2017	—	—
	6/15/2011	400,000	400,000	—	$ 8.74	6/15/2018	—	—
	1/3/2012	100,000[3]	100,000[3]	—	$11.39	1/3/2019	—	—
	6/15/2011	—	—	—	—	—	40,000[4]	$628,400
	6/15/2012	—	—	—	—	—	40,000	$628,400
George Allen	10/25/2011[5]	200,000	—	—	$ 8.70	10/25/2018	—	—
	5/3/2012	—	—	150,000[6]	$11.23	5/3/2019	—	—
	5/3/2012	—	50,000	—	$11.23	5/3/2019	—	—
Eric Emans	9/11/2006	18,000	—	—	$21.86	9/11/2013	—	—
	2/29/2008	75,000	—	—	$10.19	2/28/2015	—	—
	5/11/2009	52,500	—	—	$ 7.10	5/11/2016	—	—
	3/29/2010	20,835	4,165	—	$10.78	3/29/2017	—	—
	3/29/2010	—	—	—	—	—	5,000[7]	$ 78,500
	5/16/2011	—	—	—	—	—	11,500[8]	$180,665
	8/19/2011	—	—	—	—	—	6,666[9]	$104,773
	11/17/2011	41,663	83,337	—	$ 8.51	11/17/2018	—	—
	11/17/2011	—	—	—	—	—	16,667	$261,839
Michael Glover	5/19/2006	10,500	—	—	$24.47	5/19/2013	—	—
	6/7/2006	10,000	—	—	$21.98	6/7/2013	—	—
	4/1/2008	40,000	—	—	$12.20	4/1/2015	—	—
	10/7/2008	110,000	—	—	$ 9.29	10/7/2015	—	—
	5/11/2009	140,000	—	—	$ 7.10	5/11/2016	—	—
	3/29/2010	50,004	9,996	—	$10.78	3/29/2017	—	—
	3/29/2010	—	—	—	—	—	12,000[7]	$188,520
	5/16/2011	—	—	—	—	—	28,750[8]	$451,663
	2/28/2012	—	30,000	—	$11.82	2/28/2019	—	—
	2/28/2012	—	—	—	—	—	10,000	$157,100
JoAnn Kintzel	1/31/2012	—	80,000	—	$12.31	1/31/2019	—	—
	1/31/2012	—	—	—	—	—	20,000	$314,200

(1) Unvested stock and option awards generally vest 33 1/3% on the first anniversary of the grant date, and the remainder vest ratably thereafter on a semi-annual basis until the third anniversary of the grant date, except as noted below.
(2) The intrinsic value of options and the market value of unvested RSUs are based on the closing price of our common stock on December 31, 2012, which was $15.71 per share.
(3) The options granted to Mr. Ruckelshaus on January 3, 2012 vested 33 1/3% on June 15, 2012, and the remainder vest ratably thereafter on an semi-annual basis until fully vested on June 15, 2014.
(4) Consists of RSUs granted for the 2011 equity incentive program, which were originally granted as Market Stock Units, or MSUs. Each MSU was converted into a number of RSUs, based on Company performance measures. These converted MSUs vested 33 1/3% on June 15, 2012 and the remainder vest ratably thereafter on an annual basis until June 15, 2014.
(5) The options granted to Mr. Allen on October 25, 2011 were granted under the terms of a consulting agreement between the Company and Mr. Allen's investment research firm, Geronimo Capital LLC, and fully vested on January 31, 2012 as a result of TaxACT acquisition, which was a qualifying event per the terms of the award.
(6) Consists of options granted to Mr. Allen pursuant to Mr. Allen's employment agreement effective May 3, 2012, which are subject to performance-based vesting. The vesting period ends three years from the date of grant and vesting is earned as the greater of: one-third of the total award upon completion of a qualifying acquisition with at least a $5 million enterprise value, one-third for a qualifying acquisition with a $15 million or greater enterprise value, and one-third for a qualifying acquisition with a $50 million or greater enterprise value; or the portion of the total award based on a ratio with the enterprise value as the numerator and $275 million as the denominator. In addition, in the event of a qualifying disposition, the portion of the award's options that will vest is based on a ratio with the disposition consideration received divided by two as the numerator and $275 million as the denominator.
(7) Consists of RSUs granted on annual basis under the long-term equity incentive compensation program. The RSUs vest over three years; 50% vested on March 29, 2012 and 50% vests on March 29, 2013.
(8) Consists of RSUs granted for the 2011 equity incentive program, which were originally granted as Market Stock Units, or MSUs. Each MSU was converted into a number of RSUs, based on Company performance measures. These converted MSUs vested 33 1/3% on April 1, 2012 and the remainder vest ratably thereafter on an annual basis until April 1, 2014.
(9) Consists of RSUs granted on August 19, 2011 pursuant to Mr. Emans' employment agreement vesting according to the following schedule: 33 1/3% vested on August 19, 2012 and the remainder vest ratably thereafter on an annual basis until August 19, 2014.

Option Exercises and Stock Vested in 2012

The following tables set forth certain information regarding the value realized upon exercise of options by NEOs during 2012 and the value of RSUs held by the NEOs that vested during 2012. The values realized upon vesting or exercise, as applicable, are before the payment of any fees, commissions, or taxes.

	Option Awards		Stock awards	
Name	**Number of shares acquired on exercise**	**Value realized on exercise**	**Number of shares acquired on vesting**	**Value realized on vesting[(1)]**
William Ruckelshaus	—	—	20,000	$253,400
George Allen	—	—	—	—
Eric Emans	—	—	28,248	$389,891
Michael Glover	300	$3,150	35,121	$450,260
JoAnn Kintzel	—	—	—	—

(1) The value realized on vesting was calculated by multiplying the number of shares acquired upon the vesting of RSUs by the closing price of the Company's common stock per share on the vesting date.

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Potential Payments upon Termination of Employment

Termination or Change in Control as of December 31, 2012

The following table sets forth the expected incremental payments of severance and/or benefits that would be provided to each of the NEOs or his or her estate in the event of such executive officer's termination of employment due to a change in control, termination by the Company without cause, or by the employee for good reason, death, or disability, as of December 31, 2012:

Name	Salary-based payment[1]	Other cash[2]	Health benefits	Stock options[3]	Stock awards[3]	Total
William Ruckelshaus						
Without cause/constructive termination	$450,000	$450,000	$21,868	—	—	$ 921,868
After significant corporate transaction (includes change in control) – without cause/good reason	$675,000	$675,000	$32,802	$3,220,000	$1,256,800	$5,859,602
Death	$112,500	$150,000	—	—	—	$ 262,500
Disability	$225,000	—	—	—	—	$ 225,000
George Allen						
Without cause/ constructive termination	$250,000	—	$19,992	—	—	$ 269,992
After significant corporate transaction (includes change in control) – without cause/good reason	$250,000	$137,500	$19,992	$ 896,000	—	$1,303,492
Death	$ 62,500	$150,000	—	—	—	$ 212,500
Disability	$125,000	—	—	—	—	$ 125,000
Eric Emans						
Without cause/constructive termination	$260,000	—	$21,868	—	—	$ 281,868
After significant corporate transaction (includes change in control) – without cause/good reason	$260,000	$156,000	$21,868	$ 620,560	$ 625,777	$1,684,205
Death	$ 65,000	$150,000	—	—	—	$ 215,000
Disability	$130,000	—	—	—	—	$ 130,000
Michael Glover						
Without cause/good reason (includes change in control)	$241,500	$169,050	$19,992	$ 83,065	$ 398,641	$ 912,248
Death	$ 59,548	$150,000	$ 4,930	—	—	$ 214,478
Disability	$119,096	—	—	—	—	$ 119,096
JoAnn Kintzel						
Without cause/constructive termination	$200,000	—	$15,723	—	—	$ 215,723
After significant corporate transaction (includes change in control) – without cause/good reason	$200,000	$100,000	$15,723	$ 272,000	$ 314,200	$ 901,923
Death	$ 50,000	$150,000	—	—	—	$ 200,000
Disability	$100,000	—	—	—	—	$ 100,000

(1) Consists of the NEO's annual salary multiplied by the applicable circumstantial multiplier, if any.

(2) Generally consists of the NEO's target bonus multiplied by the applicable circumstantial multiplier, if any. The amount for Death includes a $150,000 life insurance policy payable upon death of employee.

(3) The value of the option awards and RSUs that vest is based on the closing price of our common stock on December 31, 2012, which was $15.71 per share.

The following sections describe and explain the specific circumstances that would trigger the amounts set forth in the table above.

Termination without Cause and Constructive Termination or Resignation for Good Reason. Under the agreements in place at the end of 2012, Mr. Ruckelshaus, Mr. Emans, Ms. Kintzel, Mr. Allen, and Mr. Glover receive similar benefits if Blucora terminates without cause or for constructive termination (resignation for good reason for Mr. Glover). Under these circumstances, the executive is entitled to severance benefits of a one-time lump sum payment equal to 100% of his or her then-current annual salary, and a lump sum payment equal to 12 months of COBRA insurance benefits for Mr. Ruckelshaus, Ms. Kintzel, Mr. Emans, and Mr. Allen, and up to 12 months of Company-paid COBRA insurance benefits paid over time for Mr. Glover. Mr. Ruckelshaus and Mr. Glover would also receive lump sum payments equal to their annual targeted bonuses. In addition, Mr. Glover would receive immediate vesting of 50% of his unvested RSUs and stock options and 12 months to exercise such vested stock options. Mr. Ruckelshaus, Ms. Kintzel, Mr. Emans, and Mr. Allen do not receive any acceleration of vesting or exercisability of any outstanding equity awards or extension of any option post-termination exercise period. In general (with a few minor variations set forth in each NEO's employment agreement), "cause" is defined as misconduct that is criminal, dishonest, fraudulent, or in violation of the Company's code of conduct or other written policy, failure to perform the NEO's job duties, breach of confidentiality, or an obstruction of any internal or governmental investigation. "Constructive termination" comprises a material reduction in base salary, duties, responsibilities, or title (reporting structure alone is insufficient), or a requirement that the NEO relocate more than 25 miles. "Good reason" under Mr. Glover's agreement includes the elements of constructive termination and adds a material change to his incentive bonus, reporting relationship, reduction in benefits, any termination other than for cause, Blucora's material breach of his employment agreement, or a change in control.

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Change in Control. The consequences for a change in control are similar across NEOs. With regard to Mr. Ruckelshaus, if the Company terminates him without cause or if he terminates for good reason during the 12-month period following a change in control or a significant corporate transaction, or in the 2 months prior to either occurring but at the request of an involved third party, Mr. Ruckelshaus would receive a severance payment equal to 150% of his base salary plus 150% of his target bonus amount. In these circumstances, Ms. Kintzel, Mr. Emans, and Mr. Allen would each receive a severance payment equal to 100% of base salary plus 100% of his or her target bonus amount. Mr. Ruckelshaus would also receive a lump sum payment equal to 18 months of COBRA insurance, and Ms. Kintzel, Mr. Emans, and Mr. Allen would each receive a lump sum payment equal to 12 months of COBRA insurance. The outstanding equity awards for Mr. Ruckelshaus, Ms. Kintzel, Mr. Emans, and Mr. Allen would fully vest and remain exercisable until the earlier of expiration or 24 months in the case of Mr. Ruckelshaus, Mr. Allen, and Mr. Emans or 12 months in the case of Ms. Kintzel.

Mr. Glover's benefits are substantially similar and would occur only upon a change in control. He, too, would receive a severance payment equal to 100% of base salary plus 100% of target bonus amount, as well as Company-paid COBRA insurance benefits for up to 12 months. However, only 50% of Mr. Glover's unvested stock options and RSUs would immediately vest with 12 months to exercise his options.

A change in control for all NEOs is defined as any of the following: (i) acquisition of 50% of the voting power of the Company's outstanding securities by any person or through a merger or acquisition of the Company, (ii) approval by the stockholders of liquidation of the Company, (iii) a sale of the Company, or substantially all of its assets, or (iv) a change in composition of the Board of Directors such that the majority is no longer comprised of incumbent directors (an incumbent being a continuing director, a director nominated by a majority, or a director appointed by directors so nominated).

With regard to Mr. Ruckelshaus, Ms. Kintzel, Mr. Emans, and Mr. Allen, a significant corporate transaction is an acquisition, purchase, merger, consolidation, joint venture, tender or exchange offer, recapitalization or similar transaction with a value greater than $100 million, unless with a subsidiary or other entity Company controls.

Death. Under the agreements in place at the end of 2012 for Mr. Ruckelshaus, Ms. Kintzel, Mr. Emans, and Mr. Allen, death entitles the NEOs beneficiary to receive a lump sum payment equal to three months' base salary. Mr. Glover's estate is entitled to receive continuing payments of severance equal to his base salary for 90 days. His estate also has the right to exercise his then-vested options for one year following his death and receive Company-paid COBRA health insurance benefits for 90 days.

Disability. Under the agreements in place at the end of 2012 for Mr. Ruckelshaus, Ms. Kintzel, Mr. Emans, and Mr. Allen, termination due to disability (defined as an inability to perform his or her duties for 180 days in any one year period) entitles the NEO to receive a lump sum payment equal to six months base salary. Mr. Glover would receive continuing payments of his base salary until eligible for long-term disability under the Company's group policy, capped at 180 days.

Glover Agreement. On March 15, 2013, Mr. Glover signed an amended and restated employment agreement that more closely conforms his severance arrangements to those of the other executive officers. As this new agreement was not in place on December 31, 2012, it does not affect the amounts set forth in the table above, but it will govern any amounts received by Mr. Glover if any of the specified circumstances occur in the future.

Required Release. Prior to receiving severance for any termination, an NEO is required to sign the Company's standard release, which includes, among other terms, a confidentiality provision with an unlimited duration, a non-competition provision with one-year duration, and a non-solicitation provision with a one-year duration.

Acceleration of 1996 Plan Equity. Except as explained below, under the 1996 Plan, any outstanding equity award terminates upon a change of control (as defined in the 1996 Plan). The equity award does not terminate, however, if the equity award is assumed or substituted by the successor corporation or its parent company. Regardless of whether the equity award is assumed or substituted by the successor corporation or its parent company, to the extent permitted by law, 25% of unvested equity awards vest immediately prior to a change of control transaction. If the equity awards are not assumed or substituted with equity awards providing substantially equal value and substantially similar provisions, then an additional 25% of unvested equity awards will vest immediately prior to a change of control transaction. Additionally, the Company's employment agreements with the NEOs provide for some or full acceleration of vesting of all equity awards held by the NEO upon a change of control, termination of employment of the executive officer by the Company or its successor if such termination was not for cause or was by the executive for good reason, as well as in some cases upon termination due to disability or upon the death of the executive. The Compensation Committee retains discretionary authority at any time, including immediately prior to or upon a change of control, to accelerate the exercisability of any award, the end of a performance period, or the termination of any restriction period.

EQUITY COMPENSATION PLAN INFORMATION

During 2012, certain executive officers and directors received benefits under the 1996 Plan. Our stockholders have approved the 1996 Plan and the 1998 Employee Stock Purchase Plan.

At December 31, 2012, none of the plans not approved by stockholders described in the table below had shares available for future issuance. All plans are described in detail in "Note 7: Stockholders' Equity" in the Notes to Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2012. The table below sets forth information regarding outstanding awards under the Company's equity compensation plans as of December 31, 2012:


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Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants, and rights[1]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders[2]	4,583,627[3]	$13.00	5,416,722[4]
Equity compensation plans not approved by stockholders[5]	65,550	$24.47	—
Total	4,649,177	$13.33	5,416,722

(1) Consists of the weighted-average exercise price of outstanding options, as no warrants or rights other than options are currently outstanding.
(2) Includes shares issuable under the 1996 Plan and our 1998 Employee Stock Purchase Plan.
(3) Consists of 3,678,089 shares of common stock issuable upon exercise of outstanding options, and 905,538 shares of common stock issuable upon vesting of RSUs.
(4) Includes 4,953,656 shares available for future grant under the 1996 Plan and 463,066 shares available for future grant under the 1998 Employee Stock Purchase Plan.
(5) Shares issuable upon exercise of outstanding options under the 2001 Nonstatutory Stock Option Plan.

BENEFICIAL OWNERSHIP

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers, directors, and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 and Form 5 with the SEC. Executive officers, directors, and greater-than-ten-percent stockholders are required by SEC regulations to furnish Blucora with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms received by the Company or filed with the SEC, and written representations from certain reporting persons, Blucora believes that all Section 16(a) filing requirements applicable to its executive officers, directors, and persons who own more than ten percent of a registered class of our equity securities have been complied with on a timely basis during 2012.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of common stock of Blucora as of April 1, 2013, as to: (i) each person who is known by the Company to own beneficially more than five percent of the outstanding shares of common stock; (ii) each director and each nominee for director of Blucora; (iii) each of the Named Executive Officers named in the Summary Compensation Table; and (iv) all current directors and executive officers as a group. Information for beneficial owners who are not officers or directors of Blucora is based on their most recent filings with the SEC (as described in the footnotes to this table)

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and is not independently verified by Blucora. Unless otherwise indicated below, and subject to applicable community property laws, each beneficial owner has sole voting and investment powers with respect to the shares listed below:

Principal Stockholders, Directors, Nominees for Director and Named Executive Officers	Number of Shares Owned Directly or Indirectly	Number of Shares That Can Be Acquired Within 60 Days of April 1, 2013		Shares Beneficially Owned[1]	
		Options/ Warrants	RSUs	Number	Percent of Class
5% Stockholders					
FMR LLC. 82 Devonshire Street, Boston, MA 02109	6,111,516	—	—	6,111,516[2]	14.9%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	3,194,067	—	—	3,194,067[3]	7.8%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	2,906,375	—	—	2,906,375[4]	7.1%
The Vanguard Group. 100 Vanguard Blvd. Malvern, PA 19355	2,365,201	—	—	2,365,201[5]	5.8%
Directors					
John Cunningham	30,187[6]	81,100	6,000	116,287[6]	*
David Chung	—	—	—	—	—
Lance Dunn	1,007	—	—	1,007	*
Jules Haimovitz	9,000	63,300	4,500	76,800	*
Richard Hearney	9,000	48,300	4,500	61,800	*
Steven Hooper	4,750	29,100	8,250	42,100	*
Elizabeth Huebner	9,000	43,300	4,500	56,800	*
William Ruckelshaus	46,659	536,100	—	582,759	1.4%
Andrew Snyder and Cambridge Information Group, Inc. 111 W 57th Street New York, NY 10019	1,974,035	1,020,100	4,500	2,998,635[7]	7.1%
Named Executive Officers					
George Allen	989	366,665	—	367,654	*
Eric Emans	37,296	233,001	4,168	274,465	*
Michael Glover	70,131	380,499	—	450,630	1.1%
JoAnn Kintzel	3,527	26,664	—	30,191	*
All current directors and executive officers as a Group (13 persons)	2,207,210	2,929,629	39,752	5,176,591	11.8%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock

subject to options held by that person that are currently exercisable or will become exercisable within 60 days of April 1, 2013, if any, or RSUs held by that person that vest within 60 days of April 1, 2013, if any, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2) Based on information contained in a Schedule 13G/A filed with the SEC on February 14, 2013, by FMR LLC. FMR LLC is an investment advisor/manager to certain funds and as investment advisor/manager, FMR LLC possesses investment and/or voting power of the securities of the funds and may be deemed to be the beneficial owner of the shares held by the funds. FMR LLC disclaims beneficial ownership of the shares held by the funds. FMR LLC reported it had sole voting power with respect to 587,877 shares and sole dispositive power with respect to 6,111,516 shares.

(3) Based on information contained in a Schedule 13G/A filed with the SEC on February 7, 2013, by BlackRock, Inc.

(4) Based on information contained in a Schedule 13G/A filed with the SEC on February 11, 2013, by Dimensional Fund Advisors LP ("***Dimensional***"). Dimensional is an investment advisor/manager to certain funds and as investment advisor/manager, Dimensional possesses investment and/or voting power of the securities of the funds and may be deemed to be the beneficial owner of the shares held by the funds. Dimensional disclaims beneficial ownership of the shares held by the funds. Dimensional reported it had sole voting power with respect to 2,850,156 shares and sole dispositive power with respect to 2,906,375 shares.

(5) Based on information contained in a Schedule 13G filed with the SEC on February 11, 2013, by The Vanguard Group. ("***Vanguard***"). Vanguard reported it had sole voting power with respect to 57,164 shares and sole dispositive power with respect to 2,365,201 shares.

(6) Includes 9,280 shares of common stock held by Clear Fir Partners, L.P. Mr. Cunningham is a general partner of Clear Fir Partners, L.P.

(7) Based on information contained in a Schedule 13D filed with the SEC on September 2, 2011 by Cambridge Information Group, Inc. and the other reporting person named therein and Form 4s filed with the SEC on November 28, 2011, February 23, 2012, and June 1, 2012 by Andrew M. Snyder, and includes all shares beneficially held by the group formed by such reporting persons (the "***CIG Group***"). The CIG Group includes Cambridge Information Group, Inc., Cambridge Information Group I LLC, CIG Equity Partners LLC, Andrew M. Snyder, and Robert N. Snyder.

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Ownership Limitations

Certain transfers of our stock between stockholders could result in our undergoing an "ownership change" as defined in Section 382 of the Internal Revenue Code of 1986, as amended, and the related Treasury Regulations ("***Section 382***"). Effective upon stockholder approval at the 2009 annual meeting, the Company adopted a certificate of amendment to the amended and restated certificate of incorporation (the "***Charter***") to reclassify our common stock and impose restrictions on its transfer under certain circumstances related to Section 382.

In particular, the Charter generally restricts any person or entity from attempting to transfer (which includes any direct or indirect acquisition, sale, transfer, assignment, conveyance, pledge, or other disposition) any of our stock (or options, warrants, or other rights to acquire our stock, or securities convertible or exchangeable into our stock), to the extent that transfer would (i) create or result in an individual or entity becoming a five-percent stockholder of our stock for purposes of Section 382 (a "***Five Percent Stockholder***") or (ii) increase the stock ownership percentage of any existing Five Percent Stockholder. Any person or entity attempting to acquire shares in such a transaction is referred to as a "***Restricted Holder***." The Charter does not prevent transfers that are sales by a Five Percent Stockholder, although it does restrict any purchasers that seek to acquire shares from a Five Percent Stockholder to the extent that the purchaser is or would become a Five Percent Stockholder.

Any transfer that violates the Charter is null and void *ab initio* and is not effective to transfer any record, legal, beneficial, or any other ownership of the number of shares that result in the violation (which are referred to as "***Excess Securities***"). The purported transferee shall not be entitled to any rights as our stockholder with respect to the Excess Securities. Instead, the purported transferee would be required, upon demand by the Company, to transfer the Excess Securities to an agent designated by the Company for the limited purpose of consummating an orderly arm's-length sale of such shares. The net proceeds of the sale will be distributed first to reimburse the agent for any costs associated with the sale, second to the purported transferee to the extent of the price it paid, and finally any additional amount will go to the purported transferor, or, if the purported transferor cannot be readily identified, to a charity designated by the Board of Directors. The Charter also provides the Company with various remedies to prevent or respond to a purported transfer that violates its provisions. In particular, any person who knowingly violates such provisions, together with any persons in the same control group with such person, are jointly and severally liable to the Company for such amounts as will put the Company in the same financial position as it would have been in had such violation not occurred.

Proxy

Our Board of Directors may authorize an acquisition by a Restricted Holder of stock that would otherwise violate the Charter if the Board of Directors determines, in its sole discretion, that after taking into account the preservation of our NOLs and income tax credits, such acquisition would be in the best interests of the Company and its stockholders. Any Restricted Holder that would like to acquire shares of our stock must make a written request to our Board of Directors prior to any such acquisition. the Company intends to enforce the restrictions to preserve future use of our NOLs and income tax credits for so long as the Board of Directors determines in good faith that it is in the best interests of the Company to prevent the possibility of an ownership change under Section 382.

STOCK PERFORMANCE GRAPH

The information contained in the performance graph shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, and such information shall not be incorporated by reference into any future filing under the Securities Act or Exchange Act, except to the extent that the Company specifically incorporates it by reference into such filing.

Set forth below is a line graph comparing the cumulative total stockholder return of our common stock to the cumulative total return of (i) the NASDAQ Index and (ii) the NASDAQ Computer Index for the five-year period ending on December 31, 2012, in all cases assuming the full reinvestment of dividends.


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NASDAQ Index
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TRANSACTION OF OTHER BUSINESS

The Board of Directors of Blucora is unaware of any other matters to be submitted at the meeting. If any other matters come before the meeting, it is the intention of the persons named in the accompanying form of proxy to vote the shares they represent as the Board of Directors may recommend.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

Any stockholder proposal intended to be included in the Company's Proxy Statement and form of proxy for the 2014 annual meeting of stockholders (pursuant to Rule 14a-8 of the Exchange Act) must be received by the Company at 10900 NE 8th Street, Suite 800, Bellevue, Washington 98004 no later than December 25, 2013 and must otherwise be in compliance with applicable SEC rules.

Any director nomination or stockholder proposal of other business intended to be presented for consideration at the 2014 annual meeting of stockholders, but not intended to be considered for inclusion in the Company's Proxy Statement and form of proxy for such meeting (i.e., not pursuant to Rule 14a-8 of the Exchange Act), must be received in a timely manner and otherwise in accordance with the Company's Bylaws and related policies and procedures. In particular, our Bylaws establish that nominations for the election of directors or proposals of other business may be made by any stockholder entitled to vote who has delivered written notice to the Corporate Secretary of Blucora not fewer than 60 days nor more than 90 days in advance of the annual meeting, which notice must contain the information specified in the Bylaws concerning the nominees and concerning the stockholder proposing such nominations. In the event that less than 70 days' notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholders must be received not later than the close of business on the tenth day following the earlier of the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. Further information regarding nomination of directors is disclosed above in the descriptions of the Nominating and Governance Committee and of the Director Nomination Process under the heading "Board of Directors and Committee Information."

The Company reserves the right to reject, rule out of order, or take other appropriate action with respect to any nomination or proposal that does not comply with the requirements of our Bylaws or any applicable laws or regulations. A copy of the full text of our Bylaws is available on our company website at www.blucora.com or may be obtained by writing to the Corporate Secretary of Blucora. All notices of proposals by stockholders, whether or not included in our proxy materials, should be sent to Blucora's principal executive offices at 10900 NE 8th Street, Suite 800, Bellevue, Washington 98004, Attention: Corporate Secretary.

ANNUAL REPORT TO STOCKHOLDERS

The Company's Annual Report to Stockholders, including the Annual Report on Form 10-K for the year ended December 31, 2012, is being furnished together with this Proxy Statement. The Annual Report to Stockholders is also available on the corporate website at www.blucora.com. Upon written request by any stockholder to Linda Schoemaker, the Corporate Secretary of Blucora, at 10900 NE 8th Street, Suite 800, Bellevue, Washington 98004, a copy of the Annual Report to Stockholders will be furnished without charge, and a copy of any or all exhibits to the Annual Report on Form 10-K will be furnished for a fee that will not exceed the reasonable expenses in furnishing those exhibits. The Company's SEC filings also are available to the public at the SEC's website at http://www.sec.gov.

Proxy

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy this information at the following location:

Public Reference Room
100 F Street, NE
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company's public filings are also available to the public from document retrieval services and the internet website maintained by the SEC at www.sec.gov. These filings are also available on the Company's corporate website at www.blucora.com under "Investor Center – Financial Information – SEC Filings."

INCORPORATION OF DOCUMENTS BY REFERENCE

This proxy statement incorporates information about the Company that is not included in or delivered with this proxy statement. The SEC allows companies to "incorporate by reference" certain information filed with the SEC, which means that the Company can disclose important information by referring to those documents. The information incorporated by reference, although not included in or delivered with this proxy statement, is considered to be a part of this proxy statement. The Company incorporates by reference its Current Report on Form 8-K filed with the SEC on March 15, 2013.

By Order of the Board of Directors,



Linda Schoemaker
General Counsel and Secretary

Bellevue, Washington
April 24, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-25131

BLUCORA, INC.
(Exact name of registrant as specified in its charter)

Delaware	**91-1718107**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

10900 NE 8th Street, Suite 800, Bellevue, Washington 98004
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code:
(425) 201-6100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, par value $0.0001 per share	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None
(Title of Class)

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Common Stock held by non-affiliates of the registrant outstanding as of June 30, 2012, based upon the closing price of Common Stock on June 30, 2012 as reported on the NASDAQ Global Select Market, was $470.4 million. Common Stock held by each officer and director has been excluded because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 1, 2013, 40,969,769 shares of the registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the definitive proxy statement to be filed by the registrant in connection with the 2013 Annual Meeting of Stockholders (the "***Proxy Statement***").

TABLE OF CONTENTS

Form 10-K

This report contains forward-looking statements that involve risks and uncertainties. The statements in this report that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "anticipate," "believe," "plan," "expect," "future," "intend," "may," "will," "should," "estimate," "predict," "potential," "continue," and similar expressions identify forward-looking statements, but the absence of these words does not mean that the statement is not forward looking. These forward-looking statements include, but are not limited to, statements regarding projections of our future financial performance; trends in our businesses; our future business plans and growth strategy, including our plans to expand, develop, or acquire particular operations or businesses; and the sufficiency of our cash balances and cash generated from operating, investing, and financing activities for our future liquidity and capital resource needs.

Forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause our results, levels of activity, performance, achievements, and prospects, and those of the Internet search and tax preparation industries generally, to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties, and other factors include, among others, those identified under Item 1A, "Risk Factors" and elsewhere in this report. You should not rely on forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. We do not undertake any obligation to update any forward-looking statement to reflect new information, events, or circumstances after the date of this Annual Report on Form 10-K or to reflect the occurrence of unanticipated events.

ITEM 1. Business

Overview

Blucora, Inc.'s ("***Blucora's***" or "***our***") operations consist primarily of two businesses: an internet search business and an online tax preparation business. Our search business, InfoSpace, consists primarily of a B2B offering that provides our search technology, aggregated content, and services to our distribution partners. Our search business also offers search services directly to consumers through our own internet search properties. Our tax preparation business consists of the operations of the TaxACT tax preparation online service and software business that we acquired on January 31, 2012.

Our InfoSpace search business primarily offers search services through the web properties of its distribution partners, which are generally private-labeled and customized to address the unique requirements of each distribution partner. The search business also distributes aggregated search content through its own websites, such as Dogpile.com and WebCrawler.com. The search business does not generate its own search content, but instead aggregates search content from a number of content providers. Some of these content providers, such as Google and Yahoo!, pay us to distribute their content. We refer to those providers as Search Customers.

On January 31, 2012, we acquired TaxACT Holdings, Inc. ("***TaxACT Holdings***") and its wholly-owned subsidiary, 2nd Story Software, Inc. ("***2nd Story***"), which operates the TaxACT tax preparation online service and software business. Our TaxACT business consists of an online tax preparation service for individuals, tax preparation software for individuals and professional tax preparers, and ancillary services. The majority of our TaxACT business's revenue is generated by the online service at www.taxact.com.

We are currently focused on the following areas:

- improving the search services offered to our end users and to our distribution partners and through our owned and operated properties;
- maintaining our current distribution partners and adding new distribution partners for our search services;
- enhancements to the customer experience for our tax preparation services and products, including expanding our product offerings; and
- retaining current tax preparation customers and attracting new ones.

Additionally, an important component of our strategy for future growth is to acquire technology and internet businesses. In the ordinary course of business, we are continuously engaged in various stages of diligence, discussion, and negotiation with regard to acquisition targets, including companies and assets that complement our search and tax preparation businesses, as well as companies and assets that are unrelated to our existing businesses. Potential acquisitions may be material to our business, financial condition, and results of operations.

As a result of the acquisition of our TaxACT business, we have determined that we have two reporting segments: Search and Tax Preparation. Our Search segment is the InfoSpace business and our Tax Preparation segment is the TaxACT business. Unless the context indicates otherwise, we use the term "search" to represent search services and we use the term "tax preparation" to represent services and products sold through the TaxACT business (see "Note 14: Segment Information" of the Notes to Consolidated Financial Statements in Item 8 of Part II of this report).

We were founded in 1996 and are incorporated in the state of Delaware. We changed our name from InfoSpace, Inc. to Blucora, Inc. in June 2012. Our principal corporate office is located in Bellevue, Washington. Our common stock is listed on the NASDAQ Global Select Market under the symbol "BCOR."

Search Revenue Sources

Our search revenue is primarily derived from search content providers who provide paid search links for display as part of our search services. From these content providers, whom we refer to as our Search Customers, we license rights to certain search products and services, including both non-paid and paid search links. We receive revenues from our Search Customers when an end user of our web search services clicks on a paid search link that is provided by that Search Customer and displayed on one of our owned and operated web properties or displayed on the web property of one of our search distribution partners. Revenues are recognized in the period in which such paid clicks occur and are based on the amounts earned and remitted to us by our Search Customers for such clicks. We derive a significant portion of our revenue from Google and we expect this concentration to continue in the foreseeable future. Google accounted for 77% of our total revenues in 2012. If Google reduces or eliminates the services it provides to us or our distribution partners, or if Google is unwilling to pay us amounts they owe us, it could materially harm our business and financial results.

Our main Search Customer agreements are with Google and Yahoo!. Our agreement with Yahoo! runs through December 31, 2013 and our agreement with Google runs through March 31, 2014. Both Google and Yahoo! have requirements and guidelines regarding, and reserve certain rights of approval over, the use and distribution of their respective search products and services. Both Google and Yahoo! may modify certain requirements and guidelines of their agreements with us at their discretion, and even when unmodified, we occasionally disagree with our Search Customers on interpretations of these requirements and guidelines. If Google or Yahoo! believe that we or our search distribution partners have failed to meet the requirements and guidelines or the Search Customer agreements, they may suspend or terminate our or our distribution partners' use and distribution of their search products and services, with or without notice, and in the event of certain violations, may terminate their agreements with us. We and our distribution partners have limited rights to cure breaches of the requirements and guidelines.

Google and Yahoo! each make certain representations and warranties to us in the agreements regarding the content and operation of their search services, and we make certain representations and warranties in the agreements regarding our use and distribution of their search services. Under these agreements, the parties also provide for some indemnification relating to these representations and warranties: Google and Yahoo! provide certain indemnification with respect to ownership of the content and technology provided by their search services, and we provide certain indemnification with respect to our, and our distribution partners', use and distribution of Google and Yahoo!'s search services.

Our partners for distribution of our online search services include software application providers, web portals, and internet service providers. Our largest distribution partners constitute a significant percentage of our search revenue. In 2012, our top five distribution partners for the year were responsible for 47% of our online search revenues, and this percentage was 47% in 2011 and 35% in 2010. Our agreements with many of our distribution partners come up for renewal in 2013, and we plan to negotiate renewals for many of these agreements. In addition, our agreements with some of our distribution partners are not exclusive, meaning that they have the right to shift some or all of the search traffic that they send to us to our competitors. Our distribution partners also have the right to terminate their agreements immediately in the event of certain breaches. We anticipate that our content and distribution costs for our relationships with our distribution partners will increase as revenues grow, and may increase as a percentage of revenues to the extent that there are changes to existing arrangements or we enter into new arrangements on less favorable terms. We also face competition from our Search Customers seeking to enter into content provider agreements directly with our existing or potential distribution partners, making it increasingly difficult for us to renew agreements with existing major distribution partners or to enter into distribution agreements with new partners on favorable terms.

For additional information on our search services and revenue, see "Note 2: Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements in Item 8 of Part II of this report.

Tax Preparation Revenue Sources

Our Tax Preparation segment generates revenue primarily in three ways: the sale of state and upgraded federal online income tax preparation services and software to consumers and small businesses, the sale of ancillary services to consumers, and the sale of its professional edition income tax preparation software to professional tax preparers. The majority of our Tax Preparation revenue is generated by the online service at www.taxact.com and, as a highly seasonal business, almost all of that revenue is generated in the first four months of the calendar year. The TaxACT business's basic federal tax preparation online software service is "free for everyone," meaning that any taxpayer can use the services to e-file his or her federal income return without paying for upgraded services, and may do so for every form that the IRS allows to be e-filed. This free offer differentiates TaxACT's offerings from many of its competitors who limit their free software and/or services offerings to certain categories of customers or certain forms. The TaxACT business generates revenue from a percentage of these "free" users who choose to upgrade for a fee to the deluxe product, which includes additional support and tools, and ancillary services and/or to file their state income tax returns, which are not free, with TaxACT. The ancillary services include, among other things, taxpayer phone support, data archiving, a deferred payment option, a bank card product, and e-filing services for professional tax preparers. TaxACT is the recognized value player in the digital do it yourself space, offering comparable software and/or services at a lower cost to the end-user compared to larger competitors. This, coupled with its "free for everyone" offer, provides TaxACT a valuable marketing position. TaxACT's professional tax preparer software allows professional tax preparers to file individual returns for their clients. Revenue from professional tax preparers has historically constituted a relatively small percentage of the TaxACT business's overall revenue, and requires relatively modest incremental development costs as the basic software is substantially similar to the consumer-facing software and online service.

Research and Development

We believe that our technology is essential to expand and enhance our products and services and maintain their attractiveness and competitiveness. Research and development expenses were $6.1 million in 2012, $4.1 million in 2011, and $6.0 million in 2010. These amounts exclude any amounts spent by the TaxACT business on research and development prior to our acquisition of that business in January 2012.

Intellectual Property

Our success depends significantly upon our technology and intellectual property rights. To protect our rights and the value of our corporate brands and reputation, we rely on a combination of domain name registrations, confidentiality agreements with employees and third parties, protective contractual provisions, and laws regarding copyrights, patents, trademarks, and trade secrets. We generally require employees and contractors to execute confidentiality and non-use agreements that prohibit the unauthorized disclosure and use of our confidential and proprietary information and, if applicable, that transfer to us any rights they may have in inventions and discoveries, including but not limited to trade secrets, copyrightable works, or patentable technologies that they may develop while employed or engaged by us. In addition, prior to entering into discussions with third parties regarding our business and technologies, we generally require that such parties enter into confidentiality and non-use agreements with us. If these discussions result in a license or other business relationship, we also generally require that the agreement setting forth the parties' respective rights and obligations include provisions for the protection of our intellectual property rights. For example, the standard language in our agreements with distribution partners provides that we retain ownership of our intellectual property in our technologies and requires them to display our intellectual property ownership notices, as appropriate.

We hold multiple active trademark registrations in the United States and in various foreign countries, including some related to our TaxACT business. We also have applied for registration of certain additional trademarks in the United States and in other countries, and will seek to register additional marks, as appropriate. We may not be successful in obtaining registration for these trademark applications or in maintaining the registration of existing marks. In addition, if we are unable to acquire and/or maintain domain names associated with those trademarks (for example, *www.taxact.com*, *www.dogpile.com*, *www.webcrawler.com*, *www.metacrawler.com*, and *www.infospace.com*), the value of our trademarks may be diminished.

We hold 8 U.S. patents relating to online search, online advertisements, and location services, among others. We believe that the duration of the applicable patents is adequate relative to the expected lives of their impact on our services. We may initiate additional patent application activity in the future, but any such applications may not be issued, and, if issued, may be challenged or invalidated by third parties. In addition, issued patents may not provide us with any competitive advantages.

We may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, and failure to do so could weaken our competitive position and negatively impact our business and financial results. If others claim that our products infringe their intellectual property rights, we may be forced to seek expensive licenses, reengineer our products, engage in expensive and time-consuming litigation, or stop marketing and licensing our products. See the section entitled "Risk Factors" in Part I, Item 1A of this report for additional information regarding protecting and enforcing intellectual property rights by us and third parties against us.

Competition

We face intense competition in both the search and tax preparation markets. Many of our competitors or potential competitors in both industries have substantially greater financial, technical, and marketing resources, larger customer bases, longer operating histories, more developed infrastructures, greater brand recognition, better access to vendors, or more established relationships in the industry than we have. Our competitors may be able to adopt more aggressive pricing policies, develop and expand their product and service offerings more rapidly, adapt to new or emerging technologies and changes in Search Customer and distribution partner requirements more quickly, take advantage of acquisitions and other opportunities more readily, achieve greater economies of scale, and devote greater resources to the marketing and sale of their products and services than we can. In addition, we may face increasing competition for market share from new startups, mobile providers, and social media sites and applications. If we are unable to match or exceed our competitors' marketing reach and customer service experience, our business may not be successful. Because of these competitive factors and due to our relatively small size and financial resources, we may be unable to compete successfully in the search and tax preparation markets.

In the online search market, we face competition for various elements of our search business from multiple sources, including our Search Customers. In particular, Google, Yahoo!, and Bing (Microsoft) collectively control a significant majority of the consumer-facing online search market serviced by our owned and operated sites and those of our distribution partners. Each of these three companies provides search results to our search services in addition to competing for internet users. Our distribution partners also compete with us for internet users. We also compete with our Search Customers and other content providers for contracts with new and existing distribution partners. We believe that the primary competitive factors in the market for online search services are:

- the ability to continue to meet the evolving information, content, and service demands of Internet users and our distribution partners;
- the ability to offer our distribution partners competitive rates and comprehensive search and advertising content that they can effectively monetize;
- the cost-effectiveness, reliability, and security of the search applications and services;
- the ability to attract Internet users to search services in a cost effective way;
- the ability to provide programs or services, such as embedded search browsers, default search provider settings within the search browsers, or downloadable applications, that may displace competing search services; and
- the ability to develop innovative products and services that enhance the appearance and utility of search services, both to Internet users and to current and potential distribution partners.

Our TaxACT business operates in a very competitive marketplace. There are many competing software products and online services, including two competitors who have a significant percentage of the software and online service market: Intuit's TurboTax and H&R Block's products and services. Our TaxACT business must also compete with alternate methods of tax preparation, including "pencil and paper" do-it-yourself return preparation by individual filers and storefront tax preparation services, including both local tax preparers and large chains such as H&R Block, Liberty, and Jackson Hewitt. Finally, our TaxACT business faces the risk that state or federal taxing agencies will offer software or systems to provide direct access for individual filers that will reduce the need for TaxACT's software and services. We believe that the primary competitive factors in the market for tax preparation software and services are:

- the ability to continue to offer software and services that have quality and ease-of-use that are compelling to consumers;
- the ability to market the software and services in a cost effective way;
- the ability to offer ancillary services that are attractive to users; and
- the ability to develop the software and services at a low enough cost to be able to offer them at a competitive price point.

Governmental Regulation

We face increasing governmental regulation in both our search and tax preparation businesses. U.S. and foreign governments have adopted or may in the future adopt, applicable laws and regulations addressing issues such as consumer protection, user privacy, security, pricing, age verification, content, taxation, copyrights and other intellectual property, distribution, advertising, and product and services quality. These or other laws or regulations that may be enacted in the future could have adverse effects on our business, including higher regulatory compliance costs, limitations on our ability to provide some services in some states or countries, and liabilities that might be incurred through lawsuits or regulatory penalties. See the section entitled "Risk Factors" in Part I, Item 1A of this report for additional information regarding the potential impact of governmental regulation on our operations and results.

Seasonality

Revenue from our tax preparation online service and software is highly seasonal, with the significant majority of its annual revenue earned in the first four months of our fiscal year. Our owned and operated search services are affected by seasonal fluctuations in internet usage, which generally decline in the summer months. However, these seasonal impacts have become less meaningful over time as revenue from these owned and operated services have constituted a smaller portion of our revenue.

Employees

As of March 1, 2013, we had 225 full-time employees. None of our employees are represented by a labor union and we consider employee relations to be positive. There is significant competition for qualified personnel in our industry, particularly for software development and other technical staff. We believe that our future success will depend in part on our continued ability to hire and retain qualified personnel.

Acquisitions and Dispositions

As noted above, on January 31, 2012, we acquired the TaxACT tax preparation business. On April 1, 2010, we purchased assets from Make the Web Better consisting of web properties and licenses for content and technology. On May 10, 2010, we purchased the Mercantila e-commerce business, which we later sold on June 22, 2011. For further detail on our acquisition and disposition of these businesses, see the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7, of Part II of this report.

Company Internet Site and Availability of SEC Filings

Our corporate website is located at *www.blucora.com.* We make available on that site, as soon as reasonably practicable, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as any amendments to those filings and other reports filed with or furnished to the U.S. Securities and Exchange Commission (the "***SEC***"). Our SEC filings, as well as our Code of Conduct and Ethics and other corporate governance documents, can be found in the Investor Relations section of our site and are available free of charge. Information on our website is not part of this Annual Report on Form 10-K. In addition, the SEC maintains a website at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.

ITEM 1A. Risk Factors

RISKS COMMON TO BOTH OF OUR BUSINESSES

Future revenue growth depends upon our ability to adapt to technological change and successfully introduce new and enhanced products and services.

The online service and software industries are characterized by rapidly changing technology, evolving industry standards, and frequent new product introductions. Our competitors in both the Search and Tax Preparation segments offer new and enhanced products and services every year, and customer expectations change as a result. We must successfully innovate and develop new products and features to meet changing customer needs and expectations. We will need to devote significant resources to continue to develop our skills, tools, and capabilities to capitalize on existing and emerging technologies. Our inability to successfully introduce new and enhanced products and services on a timely basis could harm our business and financial results.

Our products and services have historically been provided through desktop computers, but the number of people who access similar products and services through mobile devices such as smartphones and tablets has increased dramatically in the past few years. We have limited experience to date in developing products and services for users of these alternative devices, and the versions of our products and services developed for these devices may not be compelling to users. As new devices and new platforms are continually being released, it is difficult to predict the problems we may encounter in developing versions of our products and services for use on these alternative devices and we may need to devote significant resources to the creation, support, and maintenance of such offerings. If we are slow to develop products and services that are compatible with these alternative devices, particularly if we cannot do so as quickly as our competitors, we will fail to maintain or grow our share of the markets in which we compete. In addition, such new products and services may not succeed in the marketplace, resulting in lost market share, wasted development costs, and damage to our brands.

Our business depends on our strong reputation and the value of our brands.

Developing and maintaining awareness of our brands is critical to achieving widespread acceptance of our existing and future products and services and is an important element in attracting new customers. Adverse publicity (whether or not justified) relating to events or activities attributed to our businesses, our employees, our vendors, or our partners may tarnish our reputation and reduce the value of our brands. Damage to our reputation and loss of brand equity may reduce demand for our products and services and have an adverse effect on our future financial results. Such damage will also require additional resources to rebuild our reputation and restore the value of the brands.

Our website and transaction management software, data center systems, or the systems of third-party co-location facilities and cloud service providers could fail or become unavailable, which could harm our reputation and result in a loss of revenues and current or potential customers.

Any system interruptions that result in the unavailability or unreliability of our websites, transaction processing systems, or network infrastructure could reduce our revenue and impair our ability to properly process transactions. We use internally developed and third-party systems, including cloud computing and storage systems, for our online services and certain aspects of transaction processing. Some of our systems are relatively new and untested, and thus may be subject to failure or unreliability. Any system unavailability or unreliability may cause unanticipated system disruptions, slower response times, degradation in customer satisfaction, additional expense, or delays in reporting accurate financial information.

Our data centers could be susceptible to damage or disruption, which could have a material adverse effect on our business. We provide our own data center services for our Search business from two geographically diverse third-party co-location facilities. Although the two data centers provide some redundancy, not all of our systems and operations have backup redundancy. Our TaxACT business has a disaster recovery center which we built in late 2012 and have tested, but if the primary data center fails and the disaster recovery center fails to fully restore the failed environments, our TaxACT business will suffer, particularly if such interruption occurs during the "tax season."

Our systems and operations, and those of our third-party service providers, could be damaged or interrupted by fire, flood, earthquakes, other natural disasters, power loss, telecommunications failure, Internet breakdown, break-in, human error, software bugs, hardware failures, malicious attacks, computer viruses, computer denial of service attacks, terrorist attacks, or other events beyond our control. Such damage or interruption may affect internal and external systems that we rely upon to provide our services, take and fulfill customer orders, handle customer service requests, and host other products and services. During the period in which services are unavailable, we will be unable or severely limited in our ability to generate revenues, and we may also be exposed to liability from those third parties to whom we provide services. We could face significant losses as a result of these events, and our business interruption insurance may not be adequate to compensate us for all potential losses. For these reasons, our business and financial results could be materially harmed if our systems and operations are damaged or interrupted.

If the volume of traffic to our infrastructure increases substantially, we must respond in a timely fashion by expanding our systems, which may entail upgrading our technology, transaction processing systems, and network infrastructure. Our ability to support our expansion and upgrade requirements may be constrained due to our business demands or constraints of our third-party co-location facility providers and cloud service providers. Due to the number of our customers and the services that we offer, we could experience periodic capacity constraints that may cause temporary unanticipated system disruptions, slower response times and lower levels of customer service, and limit our ability to develop, offer, or release new or enhanced products and services. Our business could be harmed if we are unable to accurately project the rate or timing of increases, if any, in the use of our services or we fail to adequately expand and upgrade our systems and infrastructure to accommodate these increases.

The security measures we have implemented to secure confidential and personal information may be breached, and such a breach may pose risks to the uninterrupted operation of our systems, expose us to mitigation costs, litigation, potential investigation and penalties by authorities, potential claims by persons whose information was disclosed, and damage our reputation.

Our networks and those from our third-party service providers may be vulnerable to unauthorized access by hackers, rogue employees or contractors, computer viruses, and other disruptive problems. A person who is able to circumvent security measures could misappropriate proprietary information or personal information or cause interruptions in our operations. Unauthorized access to, or abuse of, this information could result in significant harm to our business.

We collect and retain certain sensitive personal data. Our TaxACT business collects, uses, and retains large amounts of customer personal and financial information, including information regarding income, family members, credit cards, tax returns, bank accounts, social security numbers, and healthcare. Our search services receive, retain, and transmit certain personal information about our website visitors. Subscribers to some of our search services are required to provide information that may be considered to be personally identifiable or private information.

We are subject to laws, regulations, and industry rules, relating to the collection, use, and security of user data. We expect regulation in this area to increase. As a result of such new regulation, our current data protection policies and practices may not be sufficient and may require modification. New regulations may also impose burdens that may require notification to customers or employees of a security breach, restrict our use of personal information, and hinder our ability to acquire new customers or market to existing customers. As our business continues to expand to new industry segments that may be more highly regulated for privacy and data security, our compliance requirements and costs may increase. We have incurred, and may continue to incur, significant expenses to comply with privacy and security standards and protocols imposed by law, regulation, industry standards, and contractual obligations.

A major breach of our systems or those of our third-party service providers may have serious negative consequences for our businesses, including possible fines, penalties and damages, reduced customer demand for our services, harm to our reputation and brands, further regulation and oversight by federal or state agencies, and loss of our ability to provide financial transaction services or accept and process customer credit card orders or tax returns. We may detect, or receive notices from customers or public or private agencies that they have detected, vulnerabilities in our servers, our software or third-party software components that are distributed with our products. The existence of vulnerabilities, even if they do not result in a security breach, may harm customer confidence and require substantial resources to address, and we may not be able to discover or remediate such security vulnerabilities before they are exploited. In addition, hackers develop and deploy viruses, worms and other malicious software programs that may attack our offerings. Although we deploy network and application security measures, internal control measures, and physical security procedures to safeguard our systems, there can be no assurance that a security breach, intrusion, loss or theft of personal information will not occur, which may harm our business, customer reputation and future financial results and may require us to expend significant resources to address these problems, including notification under data privacy regulations.

We rely on the infrastructure of the Internet over which we have no control and the failure of which could substantially undermine our operations.

The success of both our Search and Tax Preparation businesses depends on the maintenance and expansion of the infrastructure of the Internet. In particular, we rely on other companies to maintain reliable network systems that provide adequate speed, data capacity, and security. As the Internet continues to experience growth in the number of users, frequency of use, and amount of data transmitted, the segments of the internet infrastructure that we rely on may be unable to support the demands placed upon it. The failure of any parts of the internet infrastructure that we rely on, even for a short period of time, would substantially undermine our operations and would have a material adverse effect on our business and financial results.

Our financial and operating results may suffer if we are unsuccessful in completing and integrating acquisitions. If we are successful in acquiring new businesses or technologies, they may not be complementary to our current operations or leverage our current infrastructure and operational experience.

We intend to acquire and develop new businesses or technologies, and our future success may depend on our ability to successfully identify, acquire, and integrate such businesses and technologies. Potential acquisition targets range in size from relatively small to a size comparable to our own, and therefore may be material to our business, financial condition, and results of operations. If we are successful in identifying and acquiring targets, those targets may not be complementary to our current operations and may not leverage our existing infrastructure or operational experience. In addition, any acquisitions or developments of businesses or technologies may not prove successful. In the past, we have experienced negative financial results as the result of impairment charges of goodwill and other intangible assets related to certain acquisitions.

The process of identifying, acquiring, and integrating new businesses and technologies involves numerous risks that could materially and adversely affect our results of operations or stock price, including:

- expenses related to the acquisition process, both for consummated and unconsummated transactions;
- diversion of management's other key personnel's attention from current operations and other business concerns and potential strain on financial and managerial controls and reporting systems and procedures;
- disruption of our ongoing business or the ongoing acquired business, including impairment of existing relationships with the employees, distributors, suppliers, or customers of our existing businesses or those of the acquired companies;
- difficulties in assimilating the operations, products, technology, information systems, and management and other personnel of acquired companies that result in unanticipated allocation of resources, costs, or delays;

- the dilutive effect on earnings per share as a result of issuances of stock, incurring operating losses, and the amortization of intangible assets for the acquired business;
- stock volatility due to the perceived value of the acquired business by investors;
- any debt incurred to finance acquisitions would increase costs, may increase volatility in our stock price, and could accelerate a decline in stockholder equity in the event of poor financial performance;
- diversion of capital from other uses;
- failure to achieve the anticipated benefits of the acquisitions in a timely manner, or at all;
- difficulties in acquiring foreign companies, including risks related to integrating operations across different cultures and languages, currency risks, and the particular economic, political, and regulatory risks associated with specific countries; and
- adverse outcome of litigation matters or other contingent liabilities assumed in or arising out of the acquisitions.

Developing or acquiring a business or technology, and then integrating it with our other operations, will be complex, time consuming, and expensive. The successful integration of an acquisition requires, among other things, that we: retain key personnel; maintain and support preexisting supplier, distribution, and customer relationships; and integrate accounting and support functions. The complexity of the technologies and operations being integrated and the disparate corporate cultures and/or industries being combined, may increase the difficulties of integrating an acquired technology or business. If our integration of acquired or internally developed technologies or businesses, including our recent acquisition of the TaxACT business, is not successful, we may experience adverse financial or competitive effects. There can be no assurance that the short- or long-term value of any business or technology that we develop or acquire will be equal to the value of the cash and other consideration that we paid or expenses we incurred.

Our stock price has been highly volatile and such volatility may continue.

The trading price of our common stock has been highly volatile. Between January 1, 2011 and December 31, 2012, our stock price ranged from $7.94 to $18.25. On March 1, 2013, the closing price of our common stock was $15.53. Our stock price could decline or fluctuate wildly in response to many factors, including the other risks discussed in this report and the following:

- actual or anticipated variations in quarterly and annual results of operations;
- announcements of significant acquisitions, dispositions, charges, changes in or loss of material contracts and relationships, or other business developments by us, our partners, or our competitors;
- conditions or trends in the search services or tax preparation markets;
- changes in general conditions in the U.S. and global economies or financial markets;
- announcements of technological innovations or new services by us or our competitors;
- changes in financial estimates or recommendations by securities analysts;
- disclosures of any accounting issues, such as restatements or material weaknesses in internal control over financial reporting;
- equity issuances resulting in the dilution of stockholders;
- the adoption of new regulations or accounting standards; and
- announcements or publicity relating to litigation or governmental enforcement actions.

In addition, the market for technology company securities has experienced extreme price and volume fluctuations, and our stock has been particularly susceptible to such fluctuations. Often, class action litigation has been instituted against companies after periods of volatility in the price of such companies' stock. If such litigation were to be instituted against us, even if we were to prevail, it could result in substantial cost and diversion of management's attention and resources.

Our financial results may fluctuate, which could cause our stock price to be volatile or decline.

Our financial results have varied on a quarterly basis and are likely to continue to fluctuate in the future. These fluctuations could cause our stock price to be volatile or decline. Many factors could cause our quarterly results to fluctuate materially, including but not limited to:

- changes or potential changes in our relationships with Google or Yahoo! or future significant Search Customers, such as the effects of changes to their requirements or guidelines or their measurement of the quality of traffic that we send to their advertiser networks, and any resulting loss or reduction of content that we can use or provide to our distribution partners;
- the loss, termination, or reduction in scope of key search distribution relationships as a result of, for example, distribution partners licensing content directly from content providers, or any suspension by our Search Customers (particularly Google) of the right to use or distribute content on the web properties of our distribution partners;
- the inability of our TaxACT business to meet our expectations;
- the extreme seasonality of our TaxACT business and the resulting large quarterly fluctuations in our revenues;
- the success or failure of our strategic initiatives and our ability to implement those initiatives in a cost effective manner;
- the mix of search services revenue generated by our owned and operated web properties versus our distribution partners' web properties;
- the mix of revenues generated by our Search business versus our Tax Preparation business or other businesses we develop or acquire;
- our , and our distribution partners', ability to attract and retain quality traffic for our search services;
- gains or losses driven by mark to market fair value accounting, particularly with respect to the warrant we issued in August 2011, the value of which varies from quarter to quarter based on our stock price (see "General and administrative expenses" under Item 7 of Part II of this report);
- litigation expenses and settlement costs;
- expenses incurred in finding, negotiating, consummating, and integrating acquisitions;
- variable demand for our services, rapidly evolving technologies and markets, and consumer preferences;
- any restructuring charges we may incur;
- any economic downturn, which may lead to lower online advertising revenue from advertisers;
- new court rulings, or the adoption of new laws, rules, or regulations, that adversely affect our ability to acquire content and distribute our search services, that adversely affect our tax preparation products and services, or that otherwise increase our potential liability;
- impairment in the value of long-lived assets or the value of acquired assets, including goodwill, core technology, and acquired contracts and relationships; and
- the effect of changes in accounting principles or standards or in our accounting treatment of revenues or expenses.

For these reasons, among others, you should not rely on period-to-period comparisons of our financial results to forecast our future performance. Furthermore, our fluctuating operating results may fall below the expectations of securities analysts or investors and financial results volatility could make us less attractive to investors, either of which could cause the trading price of our stock to decline.

Existing cash and cash equivalents, short-term investments, and cash generated from operations may not be sufficient to meet our anticipated cash needs for working capital and capital expenditures.

Although we believe that existing cash and cash equivalents, short-term investments, and cash generated from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months, the underlying levels of revenues and expenses that we project may not prove to be accurate. In addition, we evaluate acquisitions of businesses, products, or technologies from time to time. Any such transactions, if completed, may use a significant portion of our cash balances and marketable investments. If we are unable to liquidate our investments when we need liquidity for acquisitions or business purposes, we may need to change or postpone such acquisitions or find alternative financing for such acquisitions. We may seek additional funding through public or private financings, through sales of equity, or through other arrangements. Our ability to raise funds may be adversely affected by a number of factors, including factors beyond our control, such as economic conditions in the markets in which we operate and increased uncertainty in the financial, capital, and credit markets. Adequate funds may not be available when needed or may not be available on favorable terms. If we raise additional funds by issuing equity securities, dilution to existing stockholders may result. If funding is insufficient at any time in the future, we may be unable, or delayed in our ability, to develop or enhance our products or services, take advantage of business opportunities, or respond to competitive pressures, any of which could harm our business.

We incurred debt as part of our acquisition of the TaxACT business, and we may incur other debt in the future, which may adversely affect our financial condition and future financial results.

Our indirect subsidiary, 2nd Story, operator of the TaxACT business, incurred debt as part of our acquisition of that business, of which $74.5 million remains outstanding. This debt is non-recourse debt that is guaranteed by TaxACT Holdings, Blucora's direct subsidiary, and 2nd Story's direct parent. This debt may adversely affect our financial condition and future financial results by, among other things:

- increasing 2nd Story's vulnerability to downturns in its business, to competitive pressures, and to adverse economic and industry conditions;
- requiring the dedication of a portion of our expected cash from 2nd Story's operations to service this indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures and acquisitions;
- requiring cash infusions from Blucora to 2nd Story if 2nd Story is unable to meet its debt obligations;
- increasing our interest payment obligations in the event that interest rates rise dramatically (including on the portion of the debt that has an interest rate hedge if such hedge becomes ineffective); and
- limiting our flexibility in planning for, or reacting to, changes in our businesses and our industries.

This credit facility imposes restrictions on 2nd Story, including restrictions on 2nd Story's ability to create liens on its assets and on our ability to incur indebtedness, and requires 2nd Story to maintain compliance with specified financial ratios. 2nd Story's ability to comply with these ratios may be affected by events beyond its control. In addition, this credit facility includes covenants, the breach of which may cause the outstanding indebtedness to be declared immediately due and payable. This debt, and our ability to repay it, may also negatively impact our ability to obtain additional financing in the future and may affect the terms of any such financing.

If others claim that our services infringe their intellectual property rights, we may be forced to seek expensive licenses, reengineer our services, engage in expensive and time-consuming litigation, or stop marketing and licensing our services.

Companies and individuals with rights relating to the software and online services industries have frequently resorted to litigation regarding intellectual property rights. In some cases, the ownership or scope of an entity's or person's rights is unclear and may also change over time, including through changes in U.S. or international intellectual property laws or regulations or through court decisions or decisions by agencies or regulatory boards that manage such rights. These parties have in the past, and may in the future, make claims against us alleging infringement of patents, copyrights, trademarks, trade secrets, or other intellectual property or proprietary rights, or alleging unfair competition or violations of privacy or publicity rights. Responding to any such claims could be time-consuming, result in costly litigation, divert management's attention, cause product or service release delays, require us to redesign our services, or require us to enter into royalty or licensing agreements. Our technology and services may not be able to withstand any third-party claims or rights against their use. If a successful claim of infringement was made against us and we could not develop non-infringing technology or content, or license the infringed or similar technology or content on a timely and cost-effective basis, our business could suffer.

We do not regularly conduct patent searches to determine whether the technology used in our services infringes patents held by third parties. Patent searches may not return every issued patent or patent application that may be deemed relevant to a particular product or service. It is therefore difficult to determine, with any level of certainty, whether a particular product or service may be construed as infringing a current or future U.S. or foreign patent.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thus weakening our competitive position and negatively impacting our business and financial results. We may have to litigate to enforce our intellectual property rights, which can be time consuming, expensive, and difficult to predict.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may obtain and use information, marks, or technology that we regard as proprietary, copy aspects of our services, or use similar marks or domain names. In some cases, the ownership or scope of an entity's or person's rights is unclear and may also change over time, including through changes in U.S. or international intellectual property laws or regulations or through court decisions or decisions by agencies or regulatory boards that manage such rights. Our intellectual property may be subject to even greater risk in foreign jurisdictions, as protection is not sought or obtained in every country in which our services and technology are available and it is often more difficult and costly to obtain, register, or enforce our rights in foreign jurisdictions.

We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Delaware law and our charter documents may impede or discourage a takeover, which could cause the market price of our shares to decline.

We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire us, even if a change of control would be beneficial to our existing stockholders. For example, Section 203 of the Delaware General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder. In addition, our certificate of incorporation and bylaws contain provisions that may discourage, delay, or prevent a third party from acquiring us without the consent of our board of directors, even if doing so would be beneficial to our stockholders. Provisions of our charter documents that could have an anti-takeover effect include:

- the classification of our board of directors into three groups so that directors serve staggered three-year terms, which may make it difficult for a potential acquirer to gain control of our board of directors;
- the requirement for supermajority approval by stockholders for certain business combinations;
- the ability of our board of directors to authorize the issuance of shares of undesignated preferred stock without a vote by stockholders;
- the ability of our board of directors to amend or repeal the bylaws;
- limitations on the removal of directors;
- limitations on stockholders' ability to call special stockholder meetings;
- advance notice requirements for nominating candidates for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and
- certain restrictions in our charter on transfers of our common stock designed to preserve our federal net operating loss carryforwards ("***NOLs***").

At our 2009 annual meeting, our stockholders approved an amendment to our certificate of incorporation that restricts any person or entity from attempting to transfer our stock, without prior permission from the Board of Directors, to the extent that such transfer would (i) create or result in an individual or entity becoming a five-percent stockholder of our stock, or (ii) increase the stock ownership percentage of any existing five-percent stockholder. This amendment provides that any transfer that violates its provisions shall be null and void and would require the purported transferee to, upon our demand, transfer the shares that exceed the five percent limit to an agent designated by us for the purpose of conducting a sale of such excess shares. This provision in our certificate of incorporation may make the acquisition of Blucora more expensive to the acquirer and could significantly delay, discourage, or prevent third parties from acquiring Blucora without the approval of our board of directors.

If there is a change in our ownership within the meaning of Section 382 of the Internal Revenue Code, our ability to use our NOLs may be severely limited or potentially eliminated.

As of December 31, 2012, we had NOLs of $723.3 million that will expire primarily over an eight to twelve year period. If we were to have a change of ownership within the meaning of Section 382 of the Internal Revenue Code (defined as a cumulative change of 50 percentage points or more in the ownership positions of certain stockholders owning five percent or more of a company's common stock over a three-year rolling period), then under certain conditions, the amount of NOLs we could use in any one year could be limited to an amount equal to our market capitalization, net of substantial non-business assets, at the time of the ownership change multiplied by the federal long-term tax exempt rate. Our certificate of incorporation imposes certain limited transfer restrictions on our common stock that we expect will assist us in preventing a change of ownership and preserving our NOLs, but there can be no assurance that these restrictions will be sufficient. In addition, other restrictions on our ability to use the NOLs may be triggered by a merger or acquisition, depending on the structure of such a transaction. It is our intention to limit the potential impact of these restrictions, but there can be no guarantee that such efforts will be successful. If we are unable to use our NOLs before they expire, or if the use of this tax benefit is severely limited or eliminated, there could be a material reduction in the amount of after-tax income and cash flow from operations, and it could have an effect on our ability to engage in certain transactions.

If we are unable to hire, retain, and motivate highly qualified employees, including our key employees, we may not be able to successfully manage our business.

Our future success depends on our ability to identify, attract, hire, retain, and motivate highly skilled management, technical, sales and marketing, and corporate development personnel. Qualified personnel with experience relevant to our businesses are scarce and competition to recruit them is intense. If we fail to successfully hire and retain a sufficient number of highly qualified employees, we may have difficulties in supporting or expanding our businesses. Realignments of resources, reductions in workforce, or other operational decisions have created and could continue to create an unstable work environment and may have a negative effect on our ability to hire, retain, and motivate employees.

Our business and operations are substantially dependent on the performance of our key employees. Changes of management or key employees may cause disruption to our operations, which may materially and adversely affect our business and financial results or delay achievement of our business objectives. In addition, if we lose the services of one or more key employees and are unable to recruit and retain a suitable successor, we may not be able to successfully and timely manage our business or achieve our business objectives. For example, the success of our Search business is partially dependent on key personnel who have long-term relationships with our Search Customers and distribution partners. There can be no assurance that any retention program we initiate will be successful at retaining employees, including key employees.

Like many technology companies, we use stock options, restricted stock units, and other equity-based awards to recruit and retain senior level employees. With respect to those employees to whom we issue such equity-based awards, we face a significant challenge in retaining them if the value of equity-based awards in aggregate or individually is either not deemed by the employee to be substantial enough or deemed so substantial that the employee leaves after their equity-based awards vest. If our stock price does not increase significantly above the exercise prices of our options or does not increase significantly above the comparative index price for our market stock units, we may need to issue new equity-based awards in order to motivate and retain our executives. We may undertake or seek stockholder approval to undertake other equity-based programs to retain our employees, which may be viewed as dilutive to our stockholders or may increase our compensation costs. Additionally, there can be no assurance that any such programs, or any other incentive programs, we undertake will be successful in motivating and retaining our employees.

Restructuring and streamlining our business, including implementing reductions in workforce, discretionary spending, and other expense reductions, may harm our business.

We have in the past and may in the future find it advisable to take measures to streamline operations and reduce expenses, including, without limitation, reducing our workforce or discontinuing products or businesses. Such measures may place significant strains on our management and employees, and could impair our development, marketing, sales, and customer support efforts. We may also incur liabilities from these measures, including liabilities from early termination or assignment of contracts, potential failure to meet obligations due to loss of employees or resources, and resulting litigation. Such effects from restructuring and streamlining could have a negative impact on our business and financial results.

RISKS RELATED TO OUR SEARCH BUSINESS

We may be unable to compete successfully in the search market.

We face intense competition in the search market. Many of our competitors have substantially greater financial, technical, and marketing resources, larger customer bases, longer operating histories, more developed infrastructures, greater brand recognition, better access to vendors, or more established relationships in the industry than we have. Our competitors may be able to adopt more aggressive pricing policies, develop and expand their product and service offerings more rapidly, adapt to new or emerging technologies and changes in content provider and distribution partner requirements more quickly, achieve greater economies of scale, and devote greater resources to the marketing and sale of their products and services than we can. Some of the companies that we compete with in the search market are currently Search Customers of ours, the loss of any of which could harm our business. In addition, we may face increasing competition for search market share from new search startups, mobile search providers, and social media sites and applications. If we are unable to match or exceed our competitors' marketing reach and customer service experience, our business may not be successful. Because of these competitive factors and due to our relatively small size and financial resources, we may be unable to compete successfully in the search market and, to the extent that these competitive factors apply to other markets that we pursue, in such other markets.

Failure by us or our search distribution partners to comply with the guidelines promulgated by Google and Yahoo! may cause that Search Customer to temporarily or permanently suspend the use of its content or terminate its agreement with us, or may require us to modify or terminate certain distribution relationships.

If we or our search distribution partners fail to meet the guidelines promulgated by Google or Yahoo! for the use of their content, we may not be able to continue to use their content or provide the content to such distribution partners. Our agreements with Google and Yahoo! give them the ability to suspend the use and the distribution of their content for non-compliance with their requirements and guidelines and, in the case of breaches of certain other provisions of their agreements, to terminate their agreements with us immediately, regardless of whether such breaches could be cured.

The terms of the Search Customer agreements with Google and Yahoo! and the related guidelines are subject to differing interpretations by the parties. Google and Yahoo! have in the past suspended, and may in the future, suspend their content provided to our websites and the websites of our distribution partners, without notice, when they believe that we or our distribution partners are not in compliance with their guidelines or are in breach of the terms of their agreements. During such suspension we will not receive any revenue from any property of ours or a distribution partner that is affected by the suspended content, and the loss of such revenue could harm our business and financial results.

Additionally, as our business evolves, we expect that the guidelines of Google and Yahoo!, as well as the parties' interpretations of compliance, breach, and sufficient justification for suspension of use of content will change. Both Yahoo! and Google regularly change their guidelines and requirements, both as part of our renegotiation of our agreements with them and generally as they manage their networks of distribution partners. These changes in the guidelines and any changes in the parties' interpretations of those guidelines may result in restrictions on our use of the Google and Yahoo! search services, and may require us to terminate our agreement with distribution partners or forego entering into agreements with distribution partners. The loss or reduction of content that we can use or make available to our distribution partners as a result of suspension, termination, or modification of distribution or Search Customer agreements could have a material adverse effect on our business and financial results.

Restrictions on our ability, and the ability of our search distribution partners, to distribute, market, or offer search-related applications, products, and services may impact our financial results.

A significant portion of our Search revenue is dependent on business models that can be negatively impacted by changes in policies or technology. For example, many of our Search distribution partners distribute applications, extensions, or toolbars that are monetized through the search services that we provide. Our Search Customers require that such applications, extensions, or toolbars, and the distribution of those applications, extensions, or toolbars, comply with certain guidelines. Our Search Customers can and do modify these guidelines from time to time, and recent modifications of these guidelines may impact the distribution of applications, extensions, or toolbars that drive traffic and revenue to our search services. In addition, our Search Customers' guidelines have in the past, and may in the future, negatively affected our ability, and the ability of our search distribution partners, to drive traffic to our search services through the use of search engine marketing.

Further, certain third parties have introduced, and can be expected to continue to introduce, new or updated technologies, applications, and policies that may interfere with the ability of users of search services provided directly by us or by our search distribution partners to access those services. For example third parties have introduced technologies and applications (including new and enhanced web browsers) that prevent users from downloading the extensions or toolbars provided by some of our search partners. Those applications may also have features and policies that interfere with the functionality of search boxes embedded within extensions and toolbars and the maintenance of home page and other settings previously selected by users.

Any changes in technologies, applications, and policies that restrict the distribution, marketing, and offering of search-related applications, extensions, toolbars, products, and services may impact our operating and financial results.

Most of our search services revenue is attributable to Google, and the loss of, or a payment dispute with, Google or any other significant Search Customer would harm our business and financial results.

If Google, Yahoo!, or any future significant Search Customer were to substantially reduce or eliminate the content it provides to us or to our distribution partners, our business results could materially suffer if we are unable to establish and maintain new Search Customer relationships, or expand our remaining Search Customer relationships, to replace the lost or disputed revenue. Google accounted for approximately 77% of our total revenues in 2012. Yahoo! remains an important partner and contributes to our value proposition as a metasearch provider, but over the past several years, Yahoo!'s percentage or our revenue has declined, and we expect this trend to continue. We continue to believe that if our Google relationship ended or was impaired, we could replace a portion of the lost revenue with revenue from Yahoo!, but because of the increased importance of Google to our search operations, these two Search Customers are no longer interchangeable. In addition, Yahoo! has entered into an agreement with Microsoft's Bing search service, under which Bing provides all of Yahoo!'s algorithmic search results and some of its paid search results. If Yahoo! cannot maintain an agreement with Bing on favorable terms, or if Bing is unable to adequately perform its obligations to Yahoo!, then Yahoo!'s ability to provide us with algorithmic and paid search results may be impaired. If a Search Customer is unwilling to pay us amounts that it owes us, or if it disputes amounts it owes us or has previously paid to us for any reason (including for the reasons described in the risk factors below), our business and financial results could materially suffer.

Our Search business will suffer if we are unable to negotiate the extension of our Search Customer agreements on favorable terms. Our agreement with Yahoo! runs to December 31, 2013 and our agreement with Google runs to March 31, 2014.

A substantial portion of our search services revenue is dependent on our relationships with a small number of distribution partners who distribute our search services, the loss of which could have a material adverse effect on our business and financial results.

We rely on our relationships with search distribution partners, including Internet service providers, web portals, and software application providers, for distribution of our search services. In 2012, 75% of our total revenues came from searches conducted by end users on the web properties of our search distribution partners. Approximately 40% of our total revenues in 2012 was generated through relationships with our top five distribution partners. There can be no assurance that these relationships will continue or will result in benefits to us that outweigh their cost. Moreover, as the proportion of our revenue generated by distribution partners has increased in previous quarters, we have experienced, and expect to continue to experience, less control and visibility over performance. One of our challenges is providing our distribution partners with relevant services at competitive prices in rapidly evolving markets. Distribution partners may create their own services or may seek to license services from our Search Customers or other competitors or replace the services that we provide. Also, many of our distribution partners have limited operating histories and evolving business models that may prove unsuccessful even if our services are relevant and our prices competitive. If we are unable to maintain relationships with our distribution partners, our business and financial results could be materially adversely affected.

Our agreements with many of our distribution partners come up for renewal in 2013. In addition, some of our distributors have the right to immediately terminate their agreements in the event of certain breaches. Such agreements may be terminated, may not be renewed, or may not be renewed on favorable terms, any of which could adversely impact our business and financial results. We anticipate that our distribution costs for our revenue sharing arrangements with our distribution partners will increase as revenue grows, and may increase as a percentage of revenues to the extent that there are changes to existing arrangements or we enter into new arrangements on less favorable terms.

In addition, competition continues for quality consumer traffic in the search market. We have experienced increased competition from our Search Customers as they seek to enter into content provider agreements directly with our existing or potential distribution partners, making it increasingly difficult for us to renew agreements with existing major distribution partners or to enter into distribution agreements with new partners on favorable terms. Any difficulties that we experience with maintaining or strengthening our business relationships with our major distribution partners could have an adverse effect on our business and financial results.

If advertisers perceive that they are not receiving quality traffic to their sites through their paid-per-click advertisements, they may reduce or eliminate their advertising through the Internet, which could have a negative material impact on our business and financial results.

Most of our revenue from our search business is based on the number of clicks on paid search results that are served on our web properties or those of our distribution partners. Each time a user clicks on a paid search result, the Search Customer that provided the paid search result receives a fee from the advertiser who paid for the click and the Search Customer pays us a portion of that fee. If the click originated from one of our distribution partners' web properties, we share a portion of the fee we receive with such partner. If an advertiser receives what it perceives to be poor quality traffic, meaning that the advertiser's objectives are not met for a sufficient percentage of clicks for which it pays, the advertiser may reduce or eliminate its advertisements through the Search Customer that provided the commercial search result to us. This leads to a loss of revenue for our Search Customers and consequently lower fees paid to us. Also, if a Search Customer perceives that the traffic originating from one of our web properties or the web property of a distribution partner is of poor quality, the Search Customer may discount the amount it charged all advertisers whose paid click advertisements appeared on such website or web property, and accordingly may reduce the amount it pays us. The Search Customer may also suspend or terminate our ability to provide its content through such websites or web properties if such activities are not modified to satisfy the Search Customer's concerns.

Poor quality traffic may be a result of invalid click activity. Such invalid click activity occurs, for example, when a person or automated click generation program clicks on a commercial search result to generate fees for the web property displaying the commercial search result rather than to view the webpage underlying the commercial search result. Some of this invalid click activity is referred to as "click fraud." When such invalid click activity is detected, the Search Customer may not charge the advertiser or may refund the fee paid by the advertiser for such invalid clicks. If the invalid click activity originated from one of our distribution partners' web properties or our owned and operated properties, such non-charge or refund of the fees paid by the advertisers in turn reduces the amount of fees the Search Customer pays us.

Initiatives we undertake to improve the quality of the traffic that we send to our Search Customers may not be successful and, even if successful, may result in loss of revenue in a given reporting period. For example, during the first half of 2010, we removed certain traffic from some distribution partners in an effort to improve traffic quality, and these actions, while successful in improving traffic quality, had a material negative impact on our revenues for the first and second quarters of 2010.

We may be subject to liability for our use or distribution of information that we gather or receive from third parties and indemnity protections or insurance coverage may be inadequate to cover such liability.

Our search services obtain content and commerce information from third parties and link users, either directly through our own websites or indirectly through the web properties of our distribution partners, to third-party webpages and content in response to search queries and other requests. These services could expose us to legal liability from claims relating to such third-party content and sites, the manner in which these services are distributed and displayed by us or our distribution partners, or how the content provided by our Search Customers was obtained or provided by our Search Customers. This could subject us to legal liability for such things as defamation, negligence, intellectual property infringement, violation of privacy or publicity rights, and product or service liability, among others. Laws or regulations of certain jurisdictions may also deem some content illegal, which may expose us to legal liability as well. Regardless of the legal merits of any such claims, they could result in costly litigation, be time consuming to defend, and divert management's attention and resources. If there was a determination that we had violated third-party rights or applicable law, we could incur substantial monetary liability, be required to enter into costly royalty or licensing arrangements (if available), or be required to change our business practices. We are also subject to laws and regulations, both in the United States and abroad, regarding the collection and use of end user information and search related data. If we do not comply with these laws and regulations, we may be exposed to legal liability.

Although the agreements by which we obtain content contain indemnity provisions, these provisions may not cover a particular claim or type of claim or the party giving the indemnity may not have the financial resources to cover the claim. Our insurance coverage may be inadequate to cover fully the amounts or types of claims that might be made against us. In addition, we may also have an obligation to indemnify and hold harmless certain of our Search Customers or distribution partners from damages they suffer for such violations under our contracts with them. Implementing measures to reduce our exposure to such claims could require us to expend substantial resources and limit the attractiveness of our services. As a result, these claims could result in material harm to our business. Any liability that we incur as a result of content we receive from third parties could harm our financial results.

Governmental regulation and the application of existing laws may slow business growth, increase our costs of doing business, and create potential liability.

The growth and development of the Internet has led to new laws and regulations, as well as the application of existing laws to the Internet, in both the U.S. and foreign jurisdictions. Application of these laws can be unclear. For example, it is unclear how many existing laws regulating or requiring licenses for certain businesses (such as gambling, online auctions, distribution of pharmaceuticals, alcohol, tobacco, firearms, insurance, securities brokerage, or legal services) apply to search services, online advertising, and our business. The costs of complying or failure to comply with these laws and regulations could limit our ability to operate in our market (including limiting our ability to distribute our services; conduct targeted advertising; collect, use, or transfer user information; or comply with new data security requirements), expose us to compliance costs and substantial liability, and result in costly and time-consuming litigation. It is impossible to predict whether or when any new legislation may be adopted or existing legislation or regulatory requirements will be deemed applicable to us, any of which could materially and adversely affect our business.

Any failure by us to comply with our posted privacy policies, Federal Trade Commission ("***FTC***") requirements, or other privacy-related laws and regulations could result in proceedings by the FTC or others, including potential class action litigation, which could potentially have an adverse effect on our business, results of operations, and financial condition. For example, there are a large number of legislative proposals before the U.S. Congress and various state legislative bodies regarding privacy and data protection issues related to our businesses. It is not possible to predict whether or when such legislation may be adopted and certain proposals, if adopted, could materially and adversely affect our business through a decrease in user registrations and revenues. This could be caused by, among other possible provisions, the required use of disclaimers or other requirements before users can utilize our services.

The FTC has recommended that search engine providers delineate paid-ranking search results from non-paid results. To the extent that we are required to modify presentation of search results as a result of specific regulations or requirements that may be issued in the future by the FTC or other state or federal agencies or legislative bodies with respect to the nature of such delineation or other aspects of advertising in connection with search services, revenue from the affected search engines could be negatively impacted. Addressing these regulations may require us to develop additional technology or otherwise expend significant time and expense.

Due to the nature of the Internet, it is possible that the governments of states and foreign countries might attempt to regulate Internet transmissions, through data protection laws amongst others, or institute proceedings for violations of their laws. We might unintentionally violate such laws, such laws may be modified, and new laws may be enacted in the future. Any such developments (or developments stemming from enactment or modification of other laws) could increase the costs of regulatory compliance for us or force us to change our business practices.

Risks Related to our Tax Preparation Business

The tax preparation market is very competitive, and failure to effectively compete will adversely affect our financial results.

Our TaxACT business operates in a very competitive marketplace. There are many competing software products and online services, including two competitors who have a significant percentage of the software and online service market: Intuit's TurboTax and H&R Block's products and services. Our TaxACT business must also compete with alternate methods of tax preparation, including "pencil and paper" do-it-yourself return preparation by individual filers and storefront tax preparation services, including both local tax preparers and large chains such as H&R Block , Liberty, and Jackson Hewitt. Finally, our TaxACT business faces the risk that state or federal taxing agencies will offer software or systems to provide direct access for individual filers that will reduce the need for TaxACT's software and services. Our financial results will suffer if we cannot continue to offer software and services that have quality and ease-of-use that are compelling to consumers; market the software and services in a cost effective way; offer ancillary services that are attractive to users; and develop the software and services at a low enough cost to be able to offer them at a competitive price point.

The seasonality of our tax preparation business requires a precise development and release schedule and any delays or issues with accuracy or quality may damage our reputation and harm our future financial results.

Our tax preparation software and online service must be ready to launch in final form near the beginning of each calendar year to take advantage of the full tax season. We must update the code for our software and service each year to account for annual changes in tax laws and regulations. Delayed and unpredictable changes to federal and state tax laws and regulations can cause an already tight development cycle to become even more challenging. We must develop our code on a precise schedule that both incorporates all such changes and ensures that the software and service are accurate. If we are unable to meet this precise schedule and we launch our software and service late, we risk losing customers to our competitors. If we cannot develop our software with a high degree of accuracy and quality, we risk errors in the tax returns that are generated. Such errors could result in loss of reputation, lower customer retention, or legal fees and payouts related to the warranty on our software and service.

The hosting, collection, use, and retention of personal customer information and data by our TaxACT business creates risk that may harm our business.

Our TaxACT business collects, uses, and retains large amounts of customer personal and financial information, including information regarding income, family members, credit cards, tax returns, bank accounts, social security numbers, and healthcare. Some of this personal customer information is held by third-party vendors that process certain transactions. In addition, as many of our products and services are web-based, the amount of data we store for our users on our servers (including personal information) has been increasing and will continue to increase as we further evolve our businesses. We and our vendors use security technologies to protect transactions and personal information and use security and business controls to limit access and use of personal information. However, individuals or third parties, including rogue employees, contractors, temporary workers, vendors, business partners, or hackers, may be able to circumvent these security and business measures. In addition, our clients may access our online tax preparation services from their computers and mobile devices, install and use our tax preparation software on their computers and mobile devices, and access online banking services from their computers and mobile devices. Because our business model relies on our clients' use of their own personal computers, mobile devices, and the Internet, computer viruses and other attacks on our clients' personal computer systems and mobile devices could create losses for our clients even without any breach in the security of our systems, and could thereby harm our business and our reputation.

If we are unable to develop, manage, and maintain critical third party business relationships for our TaxACT business, it may be adversely affected.

Our TaxACT business is dependent on the strength of our business relationships and our ability to continue to develop, maintain, and leverage new and existing relationships. We rely on various third party partners, including software and service providers, suppliers, vendors, distributors, contractors, financial institutions, licensing partners, among others, in many areas of this business to deliver our services and products. In certain instances, the products or services provided through these third party relationships may be difficult to replace or substitute, depending on the level of integration of the third party's products or services into, or with, our offerings and/or the general availability of such third party's products and services. In addition, there may be few or no alternative third party providers or vendors in the market. The failure of third parties to provide acceptable and high quality products, services, and technologies or to update their products, services, and technologies may result in a disruption to our business operations, which may reduce our revenues and profits, cause us to lose customers, and damage our reputation. Alternative arrangements and services may not be available to us on commercially reasonable terms or we may experience business interruptions upon a transition to an alternative partner.

In particular, our TaxACT business has relationships with banks, credit unions or other financial institutions, both as customers and as suppliers of certain critical services we offer to our other customers. If any of these institutions fail, consolidate, stop providing certain services, or institute cost-cutting efforts, our results may suffer and we may be unable to offer those services to our customers.

We may be unable to effectively adapt to changing government regulations relating to tax preparation, which may harm our operating results.

The tax preparation industry is heavily regulated at the state and federal level, and is frequently subject to significant new and revised laws and regulations. The application of these laws and regulations to our businesses is often unclear and compliance with these regulations may involve significant costs or require changes to our business practices. Any changes to our business practices that result from a change to laws or regulations, or from any change in the interpretation of a law or regulation (for example due to a court ruling or an administrative ruling or interpretation) may result in a negative impact on our operating results. We are also required to comply with a variety of IRS and state revenue agency standards in order to successfully operate our tax preparation and electronic filing services. Changes in these requirements, including the required use of specific technologies or technology standards, may significantly increase the costs of providing those services to our customers and may prevent us from delivering a quality product to our customers in a timely manner.

In order to meet regulatory standards, we may be required to increase investment in compliance and auditing functions or new technologies. In addition, government authorities may enact other laws, rules or regulations that place new burdens or restrictions on our business or determine that our operations are directly subject to existing rules or regulations, such as requirements related to data collection, use, transmission, retention, processing and security, which may make our business more costly, less efficient or impossible to conduct, and may require us to modify our current or future products or services, which may harm our future financial results.

Restrictions on our ability to offer certain financial products related to our tax preparation services may harm our financial results.

We offer certain financial products related to our tax preparation software and services, and we generate some of our Tax Preparation segment revenue from such products. These products include prepaid debit cards on which a tax filer may receive his or her tax return and the ability of certain of our users to have the fees for our services deducted from their tax return. Any regulation of these products by state or federal governments, or any competing products offered by state and federal tax collection agencies could impact our revenue from these financial products. In addition, litigation brought by consumers or state or federal agencies relating to these products may result in additional restrictions on the offering of these products. To the extent that any additional restrictions on our tax preparation related financial products restrict our ability to offer such products, our financial results may suffer.

Unanticipated changes in income tax rates, deduction types, or the taxation structure may adversely affect our TaxACT business.

Changes in the way that the state and federal governments structure their taxation regimes may affect our results. The introduction of a simplified or flattened taxation structure may make our services less necessary or attractive to individual filers. We also face risk from the possibility of increased complexity in taxation structures, which may encourage some of our customers to seek professional tax advice instead of using our software or services. In the event that such changes to tax structures cause us to lose market share, our results may suffer.

If our TaxACT business fails to process transactions effectively or fails to adequately protect against disputed or potential fraudulent activities, our revenue and earnings may be harmed.

Our TaxACT business processes a significant volume and dollar value of transactions on a daily basis. Due to the size and volume of transactions that we handle, effective processing systems and controls are essential to ensure that transactions are handled appropriately. Despite our efforts, it is possible that we may make errors or that fraudulent activity may affect our services. In addition to any direct damages and fines that any such problems may create, which may be substantial, a loss of confidence in our controls may seriously harm our business and damage our brand. The systems supporting our business are comprised of multiple technology platforms that are difficult to scale. If we are unable to effectively manage our systems and processes we may be unable to process customer data in an accurate, reliable, and timely manner, which may harm our business.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 2. Properties

Our principal corporate office is located in Bellevue, Washington. We provide data center services for our search operations from third-party co-location facilities located in Tukwila, Washington and Reston, Virginia. The headquarters and data center facility for our TaxACT business is in Cedar Rapids, Iowa and we have a disaster recovery center for our TaxACT business in Waukee, Iowa. All of our facilities are leased. We believe our properties are suitable and adequate for our present and anticipated near-term needs.

ITEM 3. Legal Proceedings

See "Note 9: Commitments and Contingencies" of the Notes to Consolidated Financial Statements in Item 8, of Part II of this report for information regarding legal proceedings.

ITEM 4. Mine Safety Disclosures

None.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Our Common Stock

Our common stock trades on the NASDAQ Global Select Market under the symbol "BCOR." The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported by the NASDAQ Global Select Market.

	High	Low
Fiscal year ended December 31, 2012:		
First Quarter	$13.68	$10.99
Second Quarter	$13.45	$10.98
Third Quarter	$18.25	$12.07
Fourth Quarter	$18.24	$14.09
Fiscal year ended December 31, 2011:		
First Quarter	$ 8.89	$ 7.94
Second Quarter	$ 9.39	$ 8.31
Third Quarter	$ 9.81	$ 8.36
Fourth Quarter	$11.76	$ 8.04

On March 1, 2013, the last reported sale price for our common stock on the NASDAQ Global Select Market was $15.53 per share.

Holders

As of March 1, 2013, there were 455 holders of record of our common stock. A substantially greater number of holders are beneficial owners whose shares are held of record by banks, brokers, and other financial institutions.

Dividends

There were no dividends paid in 2011 or 2012. We currently intend to retain our earnings to finance future growth and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future.

ITEM 6. Selected Financial Data

The following selected consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, our consolidated financial statements and notes thereto and other financial information included elsewhere in this report. The selected consolidated statements of operations data and the consolidated balance sheet data are derived from our audited consolidated financial statements.

	Years ended December 31,				
	2012 (1)(6)	2011 (1)	2010 (1)	2009 (1)	2008 (1)
	(in thousands, except per share data)				
Consolidated Statements of Operations Data:					
Revenues	$406,919	$228,813	$214,343	$207,646	$156,727
Cost of sales (includes amortization of acquired intangible assets of $7,580, $2,595, $9,197, $111, and $0)	267,451	154,962	138,995	136,623	87,130
Gross profit	139,468	73,851	75,348	71,023	69,597
Expenses and other income:					
Engineering and technology	9,969	7,158	8,471	9,129	13,846
Sales and marketing	44,138	21,510	28,145	25,378	24,644
General and administrative	27,418	21,542	32,843	23,617	24,228
Depreciation	2,119	2,162	3,138	3,283	3,264
Amortization of intangible assets	11,619	—	—	—	—
Restructuring	—	—	—	—	17
Other, net	—	—	—	—	(1,897)
Loss on investments, net (2)	—	—	—	4,714	28,520
Other loss (income), net (3)	6,677	1,246	(15,247)	(2,682)	(7,149)
Total expenses and other income	101,940	53,618	57,350	63,439	85,473
Income (loss) from continuing operations before income taxes	37,528	20,233	17,998	7,584	(15,876)
Income tax benefit (expense) (3)(4)	(15,002)	11,288	(8,725)	(181)	(598)
Income (loss) from continuing operations	22,526	31,521	9,273	7,403	(16,474)
Discontinued operations (5):					
Loss from discontinued operations, net of taxes	—	(2,253)	(4,593)	—	(1,455)
Loss on sale of discontinued operations, net of taxes	—	(7,674)	—	—	(770)
Net income (loss)	$ 22,526	$ 21,594	$ 4,680	$ 7,403	$ (18,699)
Basic income (loss) per share:					
Income (loss) from continuing operations	$ 0.56	$ 0.83	$ 0.26	$ 0.21	$ (0.48)
Loss from discontinued operations	—	(0.06)	(0.13)	—	(0.04)
Loss on sale of discontinued operations	—	(0.20)	—	—	(0.02)
Basic net income (loss) per share	$ 0.56	$ 0.57	$ 0.13	$ 0.21	$ (0.54)
Shares used in computing basic income (loss) per share	40,279	37,954	35,886	34,983	34,415
Diluted income (loss) per share:					
Income (loss) from continuing operations	$ 0.54	$ 0.82	$ 0.25	$ 0.21	$ (0.48)
Loss from discontinued operations	—	(0.06)	(0.12)	—	(0.04)
Loss on sale of discontinued operations	—	(0.20)	—	—	(0.02)
Diluted net income (loss) per share	$ 0.54	$ 0.56	$ 0.13	$ 0.21	$ (0.54)
Shares used in computing diluted income (loss) per share	41,672	38,621	36,829	35,431	34,415

	As of December 31,				
	2012	2011	2010	2009	2008
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents, short-term and long-term investments	$162,288	$293,551	$253,736	$226,397	$205,444
Working capital	144,385	281,873	242,440	219,475	182,733
Total assets	585,293	395,139	352,720	322,216	291,133
Total stockholders' equity	415,450	355,105	301,771	279,835	262,324

Special dividend announced	Special dividend paid	Special dividend amount per share	Total dividends (in thousands)
November 14, 2007	January 8, 2008	$9.00	$299,296

(1) We expense the fair value of awards of equity instruments as stock-based compensation expense over the period in which the award vests. Operating expenses include stock-based compensation expense allocated as follows (in thousands):

	Years ended December 31,				
	2012	2011	2010	2009	2008
Cost of sales	$ 558	$ 286	$ 461	$ 535	$ 1,043
Engineering and technology	1,180	821	1,298	1,423	3,373
Sales and marketing	1,909	1,002	2,631	2,038	3,934
General and administrative	9,576	5,579	9,528	6,572	5,954
Discontinued operations	—	(159)	833	—	—
Total	$13,223	$7,529	$14,751	$10,568	$14,304

(2) In 2009 and 2008, we recorded other-than-temporary impairment charges of $5.4 million and $24.3 million, respectively, related to available-for-sale investments that we purchased for $40.4 million, became illiquid in 2007, and were sold for net proceeds of $9.2 million in 2009.

(3) In 2010, we recorded a $19.0 million net gain on a litigation settlement. The net gain allowed us to use a portion of our net operating loss carryforwards resulting in a net income tax expense of $6.6 million.

(4) In 2011, we recorded a reversal of $18.9 million of the valuation allowance related to our deferred tax assets.

(5) We completed the sale of our e-commerce business on June 22, 2011, and operating results of this business has been presented as discontinued operations for 2011 and 2010. We completed the sale of our directory business on October 31, 2007 and the sale of our mobile business on December 28, 2007. The operating results and losses from the sales of these businesses have been presented as discontinued operations for 2008.

(6) On January 31, 2012, we acquired TaxACT Holdings and its subsidiary, 2nd Story, operator of the TaxACT income tax preparation business, which generated $62.1 million of revenue in 2012.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis in conjunction with the Selected Consolidated Financial Data and our consolidated financial statements and notes thereto included elsewhere in this report.

Overview

We operate two primary businesses: the InfoSpace online search business and the TaxACT tax preparation software and online service business. The InfoSpace business is primarily a B2B service that provides search technology, aggregated search content, and monetization solutions to partner sites. InfoSpace also offers search services directly to consumers through its owned internet search properties. Blucora acquired the TaxACT tax preparation business on January 31, 2012. The TaxACT business consists of an online tax preparation service for individuals, tax preparation software for individuals and professional tax preparers, and ancillary services. Following the acquisition of the TaxACT business, we determined that we have two reporting segments: Search and Tax Preparation.

Search

The majority of the Blucora's revenues are generated by our Search segment. Our Search business primarily offers search services through the web properties of its distribution partners, which are generally private-labeled and customized to address the unique requirements of each distribution partner. The Search business also distributes aggregated search content through its own websites, such as Dogpile.com and WebCrawler.com. The InfoSpace search business does not generate its own search content, but instead aggregates search content from a number of content providers. Our metasearch technology selects search results from several search engine content providers, including Google, Yahoo!, and Bing, among others, and aggregates, filters, and prioritizes the results. This combination provides a more relevant search results page and leverages the investments made by our search engine content providers to continually improve the user experience. Some of these content providers, such as Google and Yahoo!, pay us to distribute their content. We refer to those providers as Search Customers.

Revenue from our Search segment is generated primarily as a result of end users of our services clicking on paid search results displayed on our own branded websites or those of our distribution partners. These paid search results are provided to us by our Search Customers. The Search Customer that provided the paid search result receives a fee from the advertiser who paid for the click and the Search Customer pays us a portion of that fee. If the click originated from one of our distribution partners' web properties, we share a portion of the fee we receive with that distribution partner. Revenue is recognized in the period in which such paid clicks occur and is based on the amounts earned and remitted to us by our Search Customers for such clicks. For the year ended December 31, 2012, revenue from Google accounted for approximately 91% of our Search segment revenue and 77% of our total revenue.

Form 10-K

Tax Preparation

On January 31, 2012, we acquired TaxACT Holdings and its subsidiary, 2nd Story, operator of the TaxACT income tax preparation business for $287.5 million in cash, less certain transaction expenses, and subject to certain specified working capital adjustments. The TaxACT business consists of tax preparation software for individuals and professional tax preparers, an online tax preparation service for individuals, and ancillary data storage and financial services. The TaxACT acquisition was funded from our cash reserves and from the net proceeds of a $105 million credit facility (of which $100 million was drawn).

Our Tax Preparation segment generates revenue primarily in three ways: the sale of state and upgraded online federal income tax preparation services and software to consumers and small businesses, the sale of ancillary services to consumers, and the sale of its professional edition income tax preparation software to professional tax preparers. The majority of our Tax Preparation revenue is generated by our online service at www.taxact.com and, as a highly seasonal business, almost all of that revenue is generated in the first four months of the calendar year. Our basic federal tax preparation online software service is "free for everyone," meaning that any taxpayer can use the services to e-file his or her federal income return, including all forms that the IRS allows to be e-filed, without paying for upgraded services. This free offer differentiates TaxACT's offerings from many of its competitors who have limited free software and/or services offerings or limitations on the forms that may be e-filed for free. We generate revenue from a percentage of these "free" users who choose to upgrade for a fee to our deluxe product, which includes additional support and tools, and ancillary services and/or to file their state income tax returns, which are not free, with TaxACT. The ancillary services include, among other things, taxpayer phone support, data archiving, a deferred payment option, a bank card product, and e-filing services for professional tax preparers. TaxACT is the recognized value player in the digital-do-it-yourself space, offering comparable software and/or services at a lower cost to the end-user compared to larger competitors. This, coupled with its "free for everyone" offer, provides TaxACT a valuable marketing position. TaxACT's professional tax preparer software allows professional tax preparers to file individual returns for their clients. Revenue from professional tax preparers has historically constituted a relatively small percentage of the TaxACT business's overall revenue, and requires relatively modest incremental development costs as the basic software is substantially similar to the consumer-facing software and online service.

Use of Cash

As of December 31, 2012, we had $162.3 million in cash, cash equivalents, and short term investments. We may purchase up to $50 million of our common stock in open-market transactions in the 24 month period succeeding February 6, 2013, which was the date that our board of directors approved the share repurchase plan. We may also use these amounts in the future on investment in our current businesses, in acquiring new businesses or assets, or for repayment of debt. Such businesses or assets may not be related to search or tax preparation, and such acquisitions will result in us incurring further transaction related costs. We are currently focused on the following areas: improving the search services offered to our end users and to our distribution partners and through our owned and operated properties, improving the customer experience for our tax preparation products, maintaining our current distribution partners and adding new distribution partners for our search services, retaining current tax preparation customers and attracting new ones, and seeking opportunities to use our resources to acquire and integrate new businesses and assets. Within our search and tax preparation businesses, engineering, operations, and product management personnel remain paramount to our ability to deliver high quality search and tax preparation services, enhance our current technology, and increase our distribution network and customer reach. As a result, we expect to continue to invest in our workforce and research and development operations.

Overview of 2012 Operating Results

The following is an overview of our operating results for the year ended December 31, 2012 compared to the prior year. A more detailed discussion of our operating results, comparing our operating results for the years ended December 31, 2012, 2011, and 2010, is included under the heading "Historical Results of Operations" in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Several of our key operating financial measures for the years ended December 31, 2012 and 2011 in total dollars (in thousands) and as a percentage of segment revenue are presented below.

	Years ended December 31,			
	2012		2011	
Revenues	$406,919		$228,813	
		% of revenues		% of revenues
Gross profit	$139,468	34.3%	$ 73,851	32.2%
Income from continuing operations	$ 22,526	5.5%	$ 31,521	13.7%
Net income	$ 22,526	5.5%	$ 21,594	9.4%
Adjusted EBITDA (1)	$ 80,439	19.8%	$ 36,623	16.0%
Non-GAAP net income (1)	$ 70,760	17.4%	$ 28,764	12.6%
		% of search services revenue		**% of search services revenue**
Search Services Revenue:				
Revenue from distribution partners		88%		80%
Revenue from existing distribution partners (launched prior to the then-current year)		77%		75%
Revenue from new distribution partners (launched during the then-current year)		11%		5%
Revenue from owned and operated properties		12%		20%
Tax Preparation Revenue:				
Revenue (2)	$ 62,105		—	
Tax Preparation TaxACT consumer e-files (3)	5,209		—	

(1) Adjusted EBITDA and Non-GAAP net income are non-GAAP measures, defined below in "Non-GAAP Financial Measures."

(2) The Company acquired the TaxACT business on January 31, 2012, and this amount only includes the period from February 1, 2012 through December 31, 2012.

(3) (in thousands) Amount represents the number of accepted federal tax e-filings made through the TaxACT software and services, which we refer to as consumer e-files, for the 2011 tax season through December 31, 2012.

Historical Results of Operations

The following table sets forth the historical results of our operations (in thousands and as percent of revenues).

	Years ended December 31,			Years ended December 31,		
	2012	2011	2010	2012	2011	2010
	(in thousands)			(as a percent of revenues)		
Total revenues	$406,919	$228,813	$214,343	100.0%	100.0%	100.0%
Total cost of sales	267,451	154,962	138,995	65.7	67.8	64.8
Gross profit	139,468	73,851	75,348	34.3	32.2	35.2
Operating expenses and other income:						
Engineering and technology	9,969	7,158	8,471	2.5	3.1	4.0
Sales and marketing	44,138	21,510	28,145	10.9	9.4	13.1
General and administrative	27,418	21,542	32,843	6.7	9.4	15.3
Depreciation	2,119	2,162	3,138	0.5	0.9	1.5
Amortization of intangible assets	11,619	—	—	2.9	—	—
Other loss (income), net	6,677	1,246	(15,247)	1.6	0.6	(7.1)
Total expenses and other loss (income)	101,940	53,618	57,350	25.1	23.4	26.8
Income from continuing operations before income taxes	37,528	20,233	17,998	9.2	8.8	8.4
Income tax benefit (expense)	(15,002)	11,288	(8,725)	(3.7)	4.9	(4.1)
Income from continuing operations	22,526	31,521	9,273	5.5	13.7	4.3
Loss from discontinued operations, net of taxes	—	(2,253)	(4,593)	—	(1.0)	(2.1)
Loss on sale of discontinued operations, net of taxes	—	(7,674)	—	—	(3.3)	0.0
Net income	$ 22,526	$ 21,594	$ 4,680	5.5%	9.4%	2.2%

Results of Operations for 2012, 2011, and 2010

The following information presents the results of operations of our two reporting segments. Segment expenses do not include certain costs such as certain general, administrative, and overhead costs, stock-based compensation, depreciation, amortization of intangible assets, other loss, net, income tax expense, or results from discontinued operations to the reportable segments.

Search

Search segment results for the years 2012, 2011, and 2010 are presented below (in thousands):

	2012	Change	2011	Change	2010
Revenue	$344,814	116,001	$228,813	$14,470	$214,343
Cost of revenue	245,135	101,248	143,887	24,006	119,881
Operating expense	37,494	(1,226)	38,720	(6,323)	45,043
Segment income	$ 62,185	$ 15,979	$ 46,206	$(3,213)	49,419

In order to increase the revenue generated from our distribution partners' web properties, we must attract and retain distribution partners. Our ability to attract and retain distribution partners depends to a significant extent on our ability to provide a satisfying end user experience and an attractive monetization proposition to our distribution partners. Traffic to our owned and operated search properties has declined in recent years, and our ability to slow this decline and the resulting decline in the revenue generated by our owned and operated search properties depends in part on the extent to which we are able to attract and retain end users by providing a satisfying user experience. We manage our online direct marketing initiatives by seeking a margin and volume mix that optimizes the gross dollar return on our marketing expenditures. Revenue growth for our online direct marketing initiatives is dependent on our ability to attain that optimal return.

The increase in search services revenues for 2012 as compared to 2011 was due to increases in revenue generated by our distribution partners, which was partially offset by a decline in revenue from our owned and operated web properties. Revenue from existing distributions partners (i.e., distribution partners launched before the then-current year) increased in 2012 as compared to 2011 by $96.0 million (57%) and revenue from new distribution partners (i.e., distribution partners launched during the then-current year) in 2012 as compared to 2011 increased by $26.5 million (224%). While we expect to continue year-over-year growth, our most significant search customer, Google, has instituted policy changes that will have a negative impact in the near term to certain of our distribution partners. We believe the impacts will be most pronounced in the late first quarter and carry into the second quarter, after which point we expect to be begin to grow distribution sequentially in the second half of the year. The decrease of $6.5 million (14%) in revenue generated by our owned and operated properties for 2012 as compared to 2011 was primarily a result of the expected attrition in the installed user base from our 2010 acquisition of Make the Web Better, resulting in fewer paid clicks. We generated 47% of our search services revenue through our top five distribution partners in both 2012 and 2011. The web properties of our top five distribution partners for 2012 generated 46% of our search services revenue in 2011.

The increase in search services revenues for 2011 as compared to 2010 was due to increases in revenue generated by our distribution partners, which was partially offset by a decline in revenue from our owned and operated web properties. Revenue from existing distribution partners increased in 2011 as compared to 2010 by $26.0 million (18%) and revenue from new distribution partners in 2011 as compared to 2010 increased by $8.6 million (270%), but these trends were offset by a decline of $9.4 million from existing distribution partner Make The Web Better as we acquired its search services revenue generating assets on April 1, 2010. The decrease of $16.6 million (26%) in revenue generated by our owned and operated properties for 2011 as compared to 2010 was primarily due to the operation of the acquired Make The Web Better assets, which generated $8.2 million of revenue as an owned and operated web property in 2011, down from $16.4 million in 2010. There was also a decrease in revenue of $5.1 million from our revenue generated through our owned and operated metasearch engine site, (excluding the revenue from the Make The Web Better purchased assets).

For 2012, 88% of our search services revenue was generated through our search distribution partners' web properties, compared to 80% and 70% of our search services revenue, respectively, generated through our search distribution partners' web properties in 2011 and 2010.

We expect that search services revenue from searches conducted by end users on sites of our distribution partners will continue to represent the dominant majority of our search services revenue for the foreseeable future. Our owned and operated properties are affected by seasonal fluctuations in Internet usage, which generally decline in the summer months, although revenue from these sites makes up a proportionally smaller portion of our revenue, so seasonal impacts have become less meaningful, and are expected to become a smaller portion over time.

The search segment's cost of revenue primarily consists of amounts paid under our revenue sharing arrangements with our distribution partners and usage-based content fees. The increase in cost of revenue for 2012 as compared to 2011 is primarily due to an increase in the revenue generated from our distribution partners' web properties, with the resulting increase in shared revenue.

The dollar increase in cost of revenue for 2011 as compared to 2010 was primarily due to the increase in revenue sharing expenses related to an increase in revenue generated through the web properties of our distribution partners, and was partially offset by the effect of no longer paying distribution expense for revenue generated by Make The Web Better's assets (after we acquired them on April 1, 2010), by the decrease in the amortization of acquired intangible assets acquired from Make The Web Better, and by the decline in cost of revenue for our Haggle business, which was suspended in 2010.

The search segment's cost of revenue will increase if search services revenue generated through our distribution partners' web properties increases at a greater rate than revenue generated through our owned and operated web properties. In addition, cost of revenue from distribution can be impacted by the mix of revenue generated by distribution partners. We expect that revenue from searches conducted by end users on sites of our distribution partners will continue to be an increasing majority of our search services revenue.

The decrease in search segment operating expense for 2012 as compared to 2011 was primarily due to a decrease in professional service fees and business taxes. The decrease in search segment operating expense for 2011 as compared to 2010 was primarily due to decreases in our direct marketing initiatives associated with traffic acquisition to our owned and operated metasearch engine sites, software license costs, and personnel costs.

Tax Preparation

Tax Preparation segment results for the years 2012 is presented below (in thousands):

	2012
Revenue	$62,105
Cost of revenue	4,729
Operating expense	27,324
Segment income	$30,052

The Tax Preparation segment was new in 2012 due to our acquisition of the TaxACT business on January 31, 2012. Unless otherwise indicated, figures in this annual report reflect the results from the date of the acquisition through December 31, 2012.

Our ability to generate tax preparation revenue is dependent on our ability to effectively market our consumer tax preparation software and online services and our ability to sell the related deluxe and ancillary services to our customers. We also generate revenue through the professional tax preparer software that we sell to professional tax preparers, who use it to prepare and file individual returns for their clients. Revenue from professional tax preparers has historically constituted a relatively small percentage of the overall revenue for the TaxACT business.

Consumer tax preparation revenue is largely driven by our ability to acquire new users of the service, retain existing users, and upsell users to paid products and services. We measure our individual tax preparation customers using the number of accepted federal tax e-filings made through our software and services, and we refer to such tax filings as "e-files." We consider growth in the number of e-files to be the most important non-financial metric in measuring the performance of the tax preparation business. Overall revenue is driven more by growth in e-files than by growth in revenue per user, which has historically grown modestly, because we have not made significant pricing adjustments. Because we acquired the TaxACT business during the course of the 2012 tax season, we believe that presenting e-file metrics covering the same time periods as the financial results presented (and comparable period) would not accurately reflect segment results of operations. Accordingly, we are presenting these metrics for e-filings made during each tax season's filing year though the end of the calendar year as follows (in thousands):

	E-filings during the calendar year (in thousands)		
	2012	2011	% change
Total TaxACT consumer e-files	5,209	4,828	8%

Form 10-K

We derive revenue from the professional tax preparation product in two ways: from the per-unit licensing of the software and from amounts that we charge to e-file through the software. Thus professional tax preparation revenue is dependent upon both the number of tax professionals purchasing the product and the number of e-filed returns submitted through this product. For the 2012 tax season, the number of tax professional units sold grew modestly compared to the prior year and the number of e-filed returns grew in excess of 20%. We believe that these trends were impacted by new IRS requirements regarding professional tax preparers' qualifications, which limited the unit sales growth by reducing the total number of preparers, and by new IRS e-file requirements for professional tax preparers, which accelerated e-file growth. As a result, the current year trends may not be indicative of future performance.

The Tax Preparation segment cost of revenue primarily consists of royalties, payment processing fees for customer transactions, and bank service fees. Operating expenses for the tax preparation segment consists primarily of personnel related costs and marketing expenses.

Consolidated Results

Cost of sales. Cost of sales consists of the Search and Tax Preparation segments' cost of revenue, amortization of acquired intangible assets, and certain costs associated with customer service and the operation of the data centers that serve our businesses, which include personnel expenses (which include salaries, benefits and other employee related costs, and stock-based compensation expense), bandwidth costs, and depreciation. Cost of sales in total dollars (in thousands) and as a percentage of total revenues for the years 2012, 2011, and 2010 are presented below:

	2012	Change	2011	Change	2010
Search segment cost of revenue	$245,135	$101,248	$143,887	$24,006	$119,881
Tax Preparation segment cost of revenue	4,729	4,729	—	—	—
Amortization of acquired intangible assets	7,580	4,985	2,595	(6,602)	9,197
Data center operations	8,314	2,533	5,781	(678)	6,459
Depreciation	1,693	(1,006)	2,699	(759)	3,458
Total cost of sales	$267,451	$112,489	$154,962	$15,967	$138,995
Percentage of revenues	65.7%		67.8%		64.8%

The dollar increase for expenses not related to segment costs of sales for 2012 as compared to 2011 resulted primarily from an increase in amortization of acquired intangible assets primarily attributable to TaxACT assets acquired, an increase of $1.4 million in personnel costs in data center operations, and an increase of $887,000 in contractor expenses, both of which were primarily attributable to TaxACT operations. These increases were partially offset by a decrease in data center asset depreciation of $1.0 million.

The dollar increase in cost of sales for 2011 as compared to 2010 was primarily due to the increase in revenue sharing expenses related to an increase in revenue generated through the web properties of our distribution partners, and was partially offset by the effect of no longer paying distribution expense for revenue generated by Make The Web Better's assets after we acquired them on April 1, 2010, by the decrease in the amortization of acquired intangible assets acquired from Make The Web Better, and by the decline in cost of sales for our Haggle business, after we suspended its operations in 2010.

Engineering and technology expenses. Engineering and technology expenses are associated with the research, development, support, and ongoing enhancements of our offerings, including personnel expenses (which include salaries, stock-based compensation expense, and benefits and other employee related costs), software support and maintenance, and professional service fees. Engineering and technology expenses in total dollars (in thousands) and as a percentage of total revenues for the years 2012, 2011, and 2010 are presented below:

	2012	Change	2011	Change	2010
Engineering and technology expenses	$9,969	$2,811	$7,158	$(1,313)	$8,471
Percentage of total revenues	2.5%		3.1%		4.0%

The dollar increase for 2012 as compared to 2011 was primarily attributable to an increase of $3.0 million in personnel costs, which includes a $2.5 million increase in salaries and benefits related to the acquisition of TaxACT in 2012, of which $519,000 was in stock-based compensation expense.

The dollar decrease for 2011 as compared to 2010 was primarily attributable to decreases in stock-based compensation expense of $477,000 and software support and maintenance costs of $394,000.

Sales and marketing expenses. Sales and marketing expenses consist principally of marketing expenses associated with our tax preparation business (which includes the following channels: television, radio, online banner ads, and email), our owned and operated web search properties (which consist of traffic acquisition, including our online direct marketing initiatives, which involve the purchase of online advertisements that drive traffic to an owned and operated website, agency fees, brand promotion expense, and market research expense), personnel costs (which include salaries, stock-based compensation expense, and benefits and other employee related costs), and the cost of temporary help and contractors to augment our staffing. Sales and marketing expenses in total dollars (in thousands) and as a percentage of total revenues for the years 2012, 2011, and 2010 are presented below:

	2012	Change	2011	Change	2010
Sales and marketing expenses	$44,138	$22,628	$21,510	$(6,635)	$28,145
Percentage of total revenues	10.9%		9.4%		13.1%

The dollar increase for 2012 as compared to 2011 was primarily attributable to increases of $17.5 million in advertising costs, primarily due to the acquisition of TaxACT in 2012, $4.5 million in personnel costs, which includes $3.2 million in personnel costs related to the acquisition of TaxACT in 2012, which includes $647,000 in stock-based compensation, and an increase of $691,000 in bonuses, primarily due to increased revenue generated by our distribution partners.

The dollar decrease for 2011 as compared to 2010 was primarily attributable to decreases of $4.1 million in advertising costs for our direct marketing initiatives associated with traffic acquisition to our owned and operated metasearch engine sites, $1.6 million in stock-based compensation expense, and $741,000 in personnel-related costs, not including stock-based compensation expense and including costs for temporary help and contractors to augment our staffing.

To the extent we achieve returns on marketing expenditures, we will continue to invest in our direct marketing initiatives to drive traffic to an owned and operated web property and invest in advertising and marketing efforts to attract new tax preparation customers.

General and administrative expenses. General and administrative expenses consist primarily of personnel expenses (which include salaries, stock-based compensation expense, and benefits and other employee related costs), professional service fees (which include legal, audit, and tax fees), general business development and management expenses, occupancy and general office expenses, taxes, and insurance expenses. General and administrative expenses in total dollars (in thousands) and as a percentage of total revenues for the years 2012, 2011, and 2010 are presented below:

	2012	Change	2011	Change	2010
General and administrative expenses	$27,418	$5,876	$21,542	$(11,301)	$32,843
Percentage of total revenues	6.7%		9.4%		15.3%

The dollar increase for 2012 as compared to 2011 was primarily attributable to an increase of $2.4 million in stock-based compensation related to the modification of a warrant issued in August 2011 (the "***Warrant***") in connection with an investment by Cambridge Information Group I LLC, an increase of $914,000 related to the vesting of non-employee stock options due to the acquisition of the TaxACT business, and an increase in personnel costs of $2.1 million partially offset by a decrease of $513,000 in taxes and licenses expense. (For further detail on the stock-based compensation expense related to the Warrant modification and the vesting of non-employee stock options due to the TaxACT acquisition, see "Note 8: Stock-based Compensation Expense" of the Notes to Consolidated Financial Statements in Item 8 of Part II of this report.) The increase in personnel costs of $2.1 million includes a $1.2 million increase in personnel costs related to the acquisition of TaxACT in 2012, and a $868,000 increase in salaries and benefits due to an increase in headcount and bonus related expenses.

The dollar decrease for 2011 as compared to 2010 was primarily attributable to decreases in stock-based compensation expense unrelated to the Warrant of $5.9 million, legal fees of $2.2 million, employee separation costs of $3.5 million, and professional service fees of $1.5 million. These decreases were partially offset by stock-based compensation expense of $1.9 million related to issuing the Warrant. See "Note 8: Stock-based Compensation Expense" of the Notes to Consolidated Financial Statements in Item 8 of Part II of this report.

Depreciation and amortization of intangible assets. Depreciation of property and equipment includes depreciation of computers, software, office equipment and fixtures, and leasehold improvements not recognized in cost of sales. Amortization of definite-lived intangible assets represents the amortization of customer relationships, which are amortized over their estimated lives of eight years. Depreciation for the years ended December 31, 2012, 2011, and 2010 are presented below (in thousands):

	2012	Change	2011	Change	2010
Depreciation expenses	$ 2,119	$ (43)	$2,162	$(976)	$3,138
Amortization of intangible assets	11,619	11,619	—	—	—
Total depreciation and amortization of intangible assets	$13,738	$11,576	$2,162	$(976)	$3,138
Percentage of revenues	3.4%		0.9%		1.5%

The dollar increase in amortization of intangible assets for 2012 as compared to 2011 was due to the amortization of intangible assets acquired as a result of the TaxACT acquisition.

The only material variances in depreciation expense for the periods presented above were decreases in the depreciation of capitalized internal software development costs for 2011 compared to 2010 of $535,000.

Other loss (income), net. Other loss (income), net is comprised of the following for the years 2012, 2011, and 2010 (in thousands):

	2012	Change	2011	Change	2010
Interest expense	$3,522	$ 3,522	$ —	$ —	$ —
Interest income	(131)	238	(369)	(38)	(331)
Amortization of debt issuance costs	820	820	—	—	—
Accretion of debt discount	325	325	—	—	—
Loss on derivative instrument	2,346	2,346	—	—	—
Gain on contingency resolution	—	1,500	(1,500)	(1,500)	—
Increase in fair value of earn-out contingent liability	—	(3,000)	3,000	(2,000)	5,000
Foreign currency exchange loss (gain), net	48	28	20	1,355	(1,335)
Litigation settlement gain	—	—	—	18,965	(18,965)
Loss (gain) on disposal of assets	(1)	(47)	46	(968)	1,014
Other	(252)	(301)	49	679	(630)
Other loss (income), net	$6,677	$ 5,431	$ 1,246	$16,493	$(15,247)

In 2012, we recorded in other loss (income), net, interest payments and amortization of debt origination costs related to the $105 million credit facility entered into by 2nd Story to finance the acquisition of the TaxACT business (for further detail, see "Note 10: Debt" of the Notes to Consolidated Financial Statements in Item 8 of Part II of this report). In addition, in 2012, we recorded a loss on the increase of the fair value of the Warrant outstanding, which we classified as a derivative instrument subsequent to its modification triggered on the date of the acquisition of the TaxACT business (for further detail, see "Note 8: Stock-based compensation" of the Notes to Consolidated Financial Statements in Item 8 of Part II of this report).

Other loss (income), net decreased in 2011 compared to 2010. The expense related to the increase in fair value of earn-out contingent liability for the periods presented above was to adjust the estimated contingent payments to be made by us under the agreement related to our acquisition of the Make The Web Better assets and a gain of $1.5 million related to the resolution of a contingent liability recorded in 2011. Additionally in 2011, the financial performance of the operation of the Make The Web Better assets acquired in April 2010 was better than expected; as a consequence, we estimated that the fair value of the related earn-out contingent liability had increased and we recorded a charge of $3.0 million.

Income tax expense (benefit). During 2012, we recorded an income tax expense on continuing operations of $15.0 million. During 2011, we recorded an income tax benefit on continuing operations of $11.3 million. During 2010, we recorded an income tax expense on continuing operations of $8.7 million. The 2012 income tax expense of $15.0 million was primarily attributable to a $13.1 million tax expense from current year operations, a $2.4 million tax expense from non-deductible compensation cost and loss on the derivative instrument, both in connection with the Warrant to purchase common stock granted to Cambridge Information Group I LLC, dated August 23, 2011, a $369,000 tax expense from nondeductible acquisition costs and a $804,000 tax benefit from deductible domestic production costs. The 2011 income tax benefit of $11.3 million was primarily attributable to a $7.1 million tax expense from 2011 operations, a $675,000 tax expense from non-deductible compensation cost in connection with the Warrant and a $19.3 million tax benefit for the change in the valuation allowance against the deferred tax assets. The 2010 income tax expense of $8.7 million was primarily attributable to a $6.3 million tax expense from current year operations and a $3.2 million tax expense for the net increase in the valuation allowance against the deferred tax assets. These expenses were partially offset by a $566,000 income tax benefit from the decrease in unrecognized tax benefits pertaining to state income taxes and a $516,000 tax benefit attributable to foreign exchange gains.

At December 31, 2012, we had gross temporary differences representing future tax deductions of $782.1 million, primarily comprised of $723.3 million of accumulated net operating loss carryforwards, which represent deferred tax assets. We applied a valuation allowance against the net operating loss carry forward deferred tax assets and certain other deferred tax assets. If, in the future, we determine that the realization of any additional portion of the deferred tax assets is more likely than not to be realized, we will record a benefit to the income statement or additional paid-in-capital, as appropriate.

Loss from discontinued operations and loss on sale of discontinued operations. On June 22, 2011, we sold our Mercantila e-commerce business to Zoo Stores, Inc. The results of operations from the business are reflected in the Consolidated Financial Statements as discontinued operations for all periods presented. Revenue, loss before taxes, income tax benefit, and loss from discontinued operations, net of taxes, and loss on sale of discontinued operations, net of taxes, for the year ended December 31, 2011 is presented below (in thousands):

	Year ended December 31, 2011
Revenue from discontinued operations	$16,894
Loss from discontinued operations before taxes	$ (3,506)
Income tax benefit	1,253
Loss from discontinued operations, net of taxes	$ (2,253)
Loss on sale of discontinued operations, net of an income tax benefit of $5,092	$ (7,674)

Loss from discontinued operations includes previously unallocated depreciation, amortization, stock-based compensation expense, income taxes, and other corporate expenses that were attributable to the e-commerce business.

Non-GAAP Financial Measures

We define Adjusted EBITDA as net income, determined in accordance with the accounting principles generally accepted in the United States of America ("***GAAP***"), excluding the effects of discontinued operations (which includes loss from discontinued operations, net of taxes, and loss on sale of discontinued operations, net of taxes), income taxes, depreciation, amortization of intangible assets, stock-based compensation expense, and other loss (income), net (which includes such items as interest expense, interest income, derivative instrument gains or losses, foreign currency gains or losses, and gains or losses from the disposal of assets, adjustments to the fair values of contingent liabilities related to business combinations, gains on resolution of contingencies, and litigation settlements).

We believe that Adjusted EBITDA provides meaningful supplemental information regarding our performance. We use this non-GAAP financial measure for internal management and compensation purposes, when publicly providing guidance on possible future results, and as a means to evaluate period-to-period comparisons. We believe that Adjusted EBITDA is a common measure used by investors and analysts to evaluate our performance, that it provides a more complete understanding of the results of operations and trends affecting our business when viewed together with GAAP results, and that management and investors benefit from referring to this non-GAAP financial measure. Items excluded from Adjusted EBITDA are significant and necessary components to the operations of our business and, therefore, Adjusted EBITDA should be considered as a supplement to, and not as a substitute for or superior to, GAAP net income. Other companies may calculate Adjusted EBITDA differently and, therefore, our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. A reconciliation of our Adjusted EBITDA to net income, which we believe to be the most comparable GAAP measure, is presented for the years 2012, 2011, and 2010 below (in thousands):

	2012	2011	2010
Net income	$22,526	$ 21,594	$ 4,680
Discontinued operations	—	9,927	4,593
Depreciation and amortization of intangible assets	23,011	7,456	15,793
Stock-based compensation	13,223	7,688	13,918
Other loss (income), net	6,677	1,246	(15,247)
Income tax expense (benefit)	15,002	(11,288)	8,725
Adjusted EBITDA	$80,439	$ 36,623	$ 32,462

We define non-GAAP net income as net income, determined in accordance with GAAP, excluding the effects of loss from discontinued operations (which includes loss from discontinued operations, net of taxes, and loss on sale of discontinued operations, net of taxes), stock-based compensation expense, amortization of acquired intangible assets, gain or loss on derivative instruments, the cash tax impact of those adjustments, and non-cash income taxes from continuing operations. Non-cash income tax expense represents a reduction to cash taxes payable associated with the utilization of deferred tax assets, which primarily consist of U.S. federal net operating losses. The majority of these deferred tax assets will expire in 2020 if unutilized.

We believe that non-GAAP net income and non-GAAP earnings per share provide meaningful supplemental information to management, investors, and analysts regarding our performance and the valuation of our business by excluding items in the statement of operations that we do not consider part of our ongoing operations or have not been, or are not expected to be, settled in cash. Additionally, we believe non-GAAP net income and non-GAAP earnings per share are common measures used by investors and analysts to evaluate our performance and the valuation of our business. Non-GAAP net income should be evaluated in light of our financial results prepared in accordance with GAAP, and should be considered as a supplement to, and not as a substitute for or superior to, GAAP net income. Other companies may calculate non-GAAP net income differently, and therefore our non-GAAP net income may not be comparable to similarly titled measures of other companies. The amounts in the reconciliation of our non-GAAP net income to net income for the year ended December 31, 2010 are revised from amounts previously reported to conform to the current presentation. A reconciliation of our non-GAAP net income to net income, which we believe to be the most comparable GAAP measure, is presented for the years 2012, 2011, and 2010 below (in thousands, except per share amounts):

	2012	2011	2010
Net income	$22,526	$ 21,594	$ 4,680
Discontinued operations	—	9,927	4,593
Income from continuing operations	22,526	31,521	9,273
Stock-based compensation	13,223	7,688	13,918
Amortization of acquired intangible assets	19,199	2,595	9,197
Loss on derivative instruments	2,346	—	—
Cash tax impact of adjustments to GAAP net income	(93)	(40)	(154)
Non-cash income tax expense (benefit) from continuing operations	13,559	(13,000)	8,530
Non-GAAP net income	70,760	28,764	40,764
Per share amounts:			
Income from continuing operations - diluted	$ 0.54	$ 0.82	$ 0.25
Stock-based compensation - diluted	0.32	0.19	0.38
Amortization of acquired intangible assets - diluted	0.46	0.07	0.25
Loss on derivative instruments - diluted	0.06	—	—
Cash tax impact of adjustments to GAAP net income - diluted	0.00	0.00	0.00
Non-cash income tax expense (benefit) per share - diluted	0.32	(0.34)	0.23
Non-GAAP income per share - diluted	$ 1.70	$ 0.74	$ 1.11

Liquidity and Capital Resources

Cash, Cash Equivalents, Short-Term Investments and Debt

Our principal source of liquidity is our cash, cash equivalents and short-term investments. As of December 31, 2012, we had cash and short-term investments of $162.3 million, consisting of cash and cash equivalents of $68.3 million and available-for-sale short-term investments of $94.0 million. We generally invest our excess cash in high quality marketable investments. These investments include securities issued by U.S. government agencies, commercial paper, money market funds, municipal bonds and time deposits. All of our financial instrument investments held at December 31, 2012 have minimal default risk and short-term maturities.

On January 31, 2012, we acquired TaxACT Holdings and its subsidiary, 2nd Story, operator of the TaxACT income tax preparation business for $287.5 million in cash, less certain transaction expenses, and subject to certain specified working capital adjustments. The acquisition of the TaxACT business was funded from our cash reserves and from the net proceeds of borrowings under a $105 million credit facility (of which $100 million was drawn at the transaction's close), which facility consists of a $95 million term loan and a $10.0 million revolving credit facility. The credit facility is secured by the TaxACT business's operations and the equity of 2nd Story Software, Inc. The terms of the credit facility allow us to repay amounts owed before its term is complete, and during the year ended December 31, 2012, we repaid $25.5 million outstanding under the credit facility, including all of the amounts owed under the revolving credit facility portion of the debt. Although we do not currently anticipate drawing on the revolving credit facility in the future, all $10 million of that revolving credit facility is available for future use. The terms of the credit facility required us to hedge a portion of the interest rate risk associated with the amounts outstanding under the term loan, and that requirement was met on May 1, 2012 (for further detail, see "Note 10: Debt" of the Notes to Consolidated Financial Statements in Item 8 of Part II of this report).

We plan to use our cash to fund operations, develop technology, advertise, market and distribute our products and services, and continue the enhancement of our network infrastructure. An important component of our strategy for future growth is to acquire technologies and businesses, and we plan to use our cash to acquire and integrate acceptable targets that we may identify. These targets may include businesses, products, or technologies unrelated to search or tax preparation. We may use a portion of our cash for dividends or for common stock repurchases (for further detail, see the "Events Subsequent to December 31, 2012" section below).

We believe that existing cash, cash equivalents, short-term investments, and cash generated from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months, but the underlying levels of revenues and expenses that we project may not prove to be accurate. For further discussion of the risks to our business related to liquidity, see the paragraph in our Risk Factors (Part I, Item 1A of this annual report) under the heading "Existing cash and cash equivalents, short-term investments, and cash generated from operations may not be sufficient to meet our anticipated cash needs for working capital and capital expenditures."

Contractual Obligations and Commitments

Our contractual commitments are as follows for the following years ending December 31 (in thousands):

	2013	2014	2015	2016	2017	Thereafter	Total
Operating lease commitments	$ 919	$ 1,770	$ 1,599	$ 1,222	$ 1,259	$3,649	$10,418
Less sublease income	(36)	—	—	—	—	—	(36)
Net lease payments required	883	1,770	1,599	1,222	1,259	3,649	10,382
Purchase commitments	1,272	581	423	92	61	—	2,429
Debt commitments	4,750	9,500	13,062	14,250	32,934	—	74,496
Total	$6,905	$11,851	$15,084	$15,564	$34,254	$3,649	$87,307

Operating lease commitments. The Company has noncancellable operating leases for its corporate facilities. The leases run through 2020. Rent expense under operating leases totaled $1.8 million, $1.8 million, and $1.3 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Purchase commitments. Our purchase commitments are primarily comprised of non-cancelable service agreements for our data centers.

We have pledged a portion of our cash as collateral for standby letters of credit and bank guaranties for certain of our property leases and banking arrangements. At December 31, 2012, the total amount of collateral pledged under these agreements was $3.4 million.

The above table does not reflect unrecognized tax benefits of approximately $1.2 million, the timing of which is uncertain. For additional discussion on unrecognized tax benefits see "Note 12: Income Taxes" of the Notes to Consolidated Financial Statements (Item 8 of Part II of this report).

Debt commitments: Our debt commitments consist of the minimum scheduled loan payments related to the credit facility that 2nd Story entered into to help finance the acquisition of the TaxACT business. We may repay the amounts outstanding under the credit facility before its term is complete, depending on the cash generated by the TaxACT business's operations.

Off-balance sheet arrangements. We have no off-balance sheet arrangements other than operating leases. We do not believe that these operating leases are material to our current or future financial position, results of operations, revenues or expenses, liquidity, capital expenditures or capital resources.

Cash Flows

Our net cash flows are comprised of the following for the years 2012, 2011, and 2010 (in thousands):

	2012	2011	2010
Net cash provided by operating activities	$ 48,831	$ 25,263	$ 49,906
Net cash provided (used) by investing activities	(165,073)	(115,473)	33,927
Net cash provided by financing activities	102,623	23,256	206
Net cash used by discontinued operations	—	(6,794)	(12,144)
Net increase (decrease) in cash and cash equivalents	$ (13,619)	$ (73,748)	$ 71,895

Net Cash Provided by Operating Activities

Net cash provided by operating activities consists of net income offset by certain adjustments not affecting current-period cash flows and the effect of changes in our operating assets and liabilities.

Net cash provided by operating activities was $48.8 million in 2012, consisting of our net income of $22.5 million, adjustments to net income not affecting cash to determine cash flows used by operating activities of $39.8 million (consisting primarily of depreciation and amortization of intangible assets, stock-based compensation expense, warrant-related stock-based compensation expense, amortization of debt-related items, and a loss on a derivative instrument). and cash provided by changes in our operating assets and liabilities of $27.2 million (consisting primarily of increases in accrued expenses and other current and long-term liabilities and decreases in other long-term assets). Partially offsetting the increase were adjustments not affecting cash flows used by operating activities of $32.0 million (consisting primarily of excess tax benefits from stock-based award activity and deferred income taxes) and cash used by changes in our operating assets and liabilities of $8.7 million (consisting primarily of decreases in accounts payable and increases in prepaid expenses and other current assets, accounts receivable, and other receivables).

Net cash provided by operating activities was $25.3 million in 2011, consisting of our net income of $21.6 million, adjustments to net income not affecting cash to determine cash flows provided by operating activities of $28.1 million (consisting primarily of depreciation and amortization, stock-based compensation, increase in the fair value of an earn-out contingent liability, and loss on disposals of assets), and cash provided by changes in our operating assets and liabilities of $27.2 million (consisting of decreases in accounts payable other receivables, and in prepaid expenses and other current assets). Partially offsetting the increase were adjustments not affecting cash flows used by operating activities of $21.7 million (consisting primarily of deferred income taxes, excess tax benefits from stock-based award activity, a gain on the resolution of a contingent liability, and amortization of premium on investments) and cash used by changes in our operating assets and liabilities of $29.9 million (consisting primarily of decreases in accrued expenses and other current and long-term liabilities and increases in accounts receivable).

Net cash provided by operating activities was $49.9 million in 2010, consisting of adjustments to net income not affecting cash to determine cash flows provided by operating activities of $41.0 million (consisting primarily of depreciation and amortization, stock-based compensation, increase in the fair value of an earn-out contingent liability, loss on disposals of assets, and amortization of premium on investments), cash provided by changes in our operating assets and liabilities of $18.5 million (consisting of decreases in accounts receivable, increases in accrued expenses and other current and long-term liabilities, and decreases in other receivables and in prepaid expenses and other current assets), and our net income of $4.7 million. Partially offsetting the increase were adjustments not affecting cash flows used by operating activities of $10.6 million (consisting primarily of excess tax benefits from stock-based award activity, fair value of common stock retired relating to a litigation settlement, and the realized foreign currency translation gains) and cash used by changes in our operating assets and liabilities of $3.7 million (consisting primarily of decreases in accounts payable).

Net Cash Provided (Used) by Investing Activities

Net cash provided by investing activities consists primarily of transactions related to our investments, purchases of property and equipment, proceeds from the sale of certain assets, and cash used in business acquisitions.

Net cash used by investing activities was $165.1 million in 2012, consisting of $279.4 million in business acquisitions, net of cash acquired, and purchases of investments of $122.4 million, partially offset by proceeds of $203.5 million from the sales of marketable investments and $36.8 million from the maturities of our marketable investments.

Net cash used by investing activities was $115.5 million in 2011, consisting primarily of the purchase of $336.8 million of marketable investments and $2.7 million of property and equipment purchases, partially offset by the proceeds from the sale or maturity of marketable investments of $223.3 million.

Net cash provided by investing activities was $33.9 million in 2010, consisting primarily of the proceeds from the sale or maturity of our marketable investments of $244.8 million and proceeds from the sale of assets of $307,000, partially offset by the purchase of $200.5 million of marketable investments, $8.0 million used for business acquisitions, and $2.9 million of property and equipment purchases.

Net Cash Provided Financing Activities

Net cash provided by financing activities consists of proceeds from the issuance of stock through the exercise of stock options and our employee stock purchase plan, tax payments from shares withheld upon vesting of restricted stock units, repayments of capital lease obligations, excess tax benefits from stock-based award activity, and special dividends paid to our shareholders.

Net cash provided by financing activities totaled $102.6 million for 2012 and consisted primarily of loan proceeds of $99.0 million, less debt issuance costs of $2.3 million, proceeds of $23.0 million from excess tax benefits from stock-based award activity due primarily to the utilization of equity net operating loss carryforwards from prior years, and $9.7 million from the exercise of options and the issuance of stock through our employee stock purchase plan. Partially offsetting cash provided by financing activities were cash payments of $25.5 million for the repayment of debt under the credit facility entered into to help finance the acquisition of the TaxACT business, and $1.3 in tax payments from shares withheld upon vesting of restricted stock units.

Net cash provided by financing activities in 2011 was $23.3 million, consisting primarily of $17.4 million in proceeds from the exercise of stock options and the sale of shares through our employee stock purchase plan, $7.0 million in proceeds from the sale of common stock, and $1.3 million in excess tax benefits generated by stock-based award activity. Cash provided by financing activities was partially offset by $1.8 million in tax payments from shares withheld upon vesting of restricted stock units, and $423,000 of earn-out payments related to business acquisitions.

Net cash provided by financing activities in 2010 was $206,000, consisting primarily of $7.0 million in excess tax benefits generated by stock-based award activity and proceeds of $2.5 million from the exercise of stock options and the sale of shares through our employee stock purchase plan. Cash provided by financing activities was partially offset by $4.6 million of earn-out payments related to business acquisitions, $4.2 million in tax payments from shares withheld upon vesting of restricted stock units, and $589,000 used for the repayment of capital lease obligations.

Net Cash Used by Discontinued Operations

Net cash used by operating activities attributable to discontinued operations in 2011 was $6.8 million and in 2010 was $12.1 million.

Acquisitions

TaxACT. On January 31, 2012, we acquired TaxACT Holdings, Inc. and its subsidiary, 2nd Story Software, Inc., operator of the TaxACT income tax preparation business for $287.5 million in cash, less certain transaction expenses, and subject to certain specified working capital adjustments. The TaxACT acquisition was funded from our cash reserves and from the net proceeds of a $105 million credit facility (of which $100 million was drawn at the transaction's close).

Mercantila. On May 10, 2010, we acquired certain assets from Mercantila, Inc., an internet e-commerce company, at a cost of $7.8 million in cash, plus $8.2 million in liabilities assumed, and later sold our Mercantila operations to Zoo Stores, Inc. on June 22, 2011, for $250,000 upon completion of the sale, plus we received the right to receive additional consideration of up to $3.0 million contingent on liquidity or other events, which we recorded at a fair value of $0 as of June 30, 2011.

Make The Web Better. On April 1, 2010, we purchased assets consisting of web properties and licenses for content and technology from Make The Web Better, a search distribution partner and privately-held developer of online products used on social networking sites, for $13.0 million. The purchase consideration included an initial cash payment of $8.0 million, with an initial $5.0 million in estimated additional consideration payable in cash contingent on expected financial performance. The financial performance of the operation of the Make The Web Better assets in 2011 and 2010 was greater than was expected when the assets were acquired. As a consequence, our estimate of the fair value of the related contingent consideration increased to $13.0 million and we recorded charges of $3.0 million and $5.0 million to other loss (income), net in the years ended December 31, 2011 and 2010, respectively.

Critical Accounting Policies and Estimates

This Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as the disclosures included elsewhere in this Annual Report on Form 10-K, is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and disclosures of contingencies. In some cases, we could have reasonably used different accounting policies and estimates.

The Securities and Exchange Commission has defined a company's most critical accounting policies as the ones that are the most important to the portrayal of the company's financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. On an ongoing basis, we evaluate the estimates used, including those related to revenue recognition, cost of sales, impairment of goodwill and indefinite-lived intangible assets, accounting for business combinations, stock-based compensation, and the valuation allowance for our deferred tax assets. We base our estimates on historical experience, current conditions, and on various other assumptions that we believe to be reasonable under the circumstances and, based on information available to us at that time, we make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources as well as identify and assess our accounting treatment with respect to commitments and contingencies. Actual results may differ significantly from these estimates under different assumptions, judgments, or conditions. We believe the following critical accounting policies involve the more significant judgments and estimates used in the preparation of our consolidated financial statements. We also have other accounting policies that involve the use of estimates, judgments, and assumptions and that are significant to understanding our results. For additional information see "Note 2: Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements in Item 8 of Part II of this report.

Search Services Revenue Recognition

Our revenues are generated primarily from our web search services. We generate search services revenue when an end user of such services clicks on a paid search link provided by a Search Customer and displayed on a distribution partners' web property or on one of our owned and operated web properties. The Search Customer that provided the paid search link receives a fee from the advertiser who paid for the click and the Search Customer pays us a portion of that fee. Revenue is recognized in the period in which the services are provided (e.g., a paid search occurs) and is based on the amounts earned by and ultimately remitted to us. We record this revenue in our Search segment.

Under our agreements with our Search Customers and our distribution partners, we are the primary obligor, separately negotiate each revenue or unit pricing contract independent of any revenue sharing arrangements, and assume the credit risk for amounts invoiced to our Search Customers. For search services, we determine the paid search results, content, and information directed to its owned and operated websites and its distribution partners' web properties.

The Company earns revenue from its Search Customers by providing paid search results generated from its owned and operated web properties and from its distribution partners' web properties based on separately negotiated and agreed-upon terms with each distribution partner. Consequently, the Company records search services revenue on a gross basis.

Tax Preparation Revenue Recognition

We derive revenue from the sale of tax preparation online services, ancillary service offerings, tax preparation packaged software products, and multiple element arrangements that may include a combination of these items. Ancillary service offerings include tax preparation support services, data archive services, bank or reloadable pre-paid debit card services, and e-filing services. We record this revenue in our Tax Preparation segment.

Our tax preparation segment service revenue consists primarily of hosted tax preparation online services, tax preparation support services, data archive services, and e-filing services. We recognize revenue from these services as the services are performed and the revenue recognition criteria are met as described in "Note 2: Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements in Item 8 of Part II of this report.

We recognize revenue from the sale of our packaged software products when legal title transfers. This is generally when its customers download products from the Web or when the products ship.

The bank or reloadable prepaid debit card services are offered to taxpayers as an option to receive their tax refunds in the form of a prepaid bank card or to have the fees for the product and/or services purchased by the customers deducted from their refunds. Revenue for this fee is recognized when the four revenue recognition criteria are met; for some arrangements that is upon filing and for other arrangements that is upon cash receipt.

For products and/or services that consist of multiple elements, we must: (1) determine whether and when each element has been delivered; (2) determine the fair value of each element using the selling price hierarchy of vendor-specific objective evidence ("***VSOE***") of fair value if available, third-party evidence ("***TPE***") of fair value if VSOE is not available, and estimated selling price ("***ESP***") if neither VSOE nor TPE is available; and (3) allocate the total price among the various elements based on the relative selling price method. Once we have allocated the total price among the various elements, we recognize revenue when the revenue recognition criteria are met for each element.

VSOE generally exists when we sell the deliverable separately and are normally able to establish VSOE for all deliverables in these multiple element arrangements; however, in certain limited instances VSOE cannot be established. This may be because we infrequently sell each element separately, or have a limited sales history. When VSOE cannot be established we attempt to establish a selling price for each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. When we are unable to establish selling price using VSOE or TPE, we use ESP in our allocation of arrangement consideration. ESP is the estimated price at which we would sell a product or service if it were sold on a stand-alone basis. We determine ESP for a product or service by considering multiple factors including, but not limited to, historical stand-alone sales, pricing practices, market conditions, competitive landscape, internal costs, and gross margin objectives.

In some situations, we receive advance payments from our customers. We defer revenue associated with these advance payments and recognize the allocated consideration for each element when we ship the products or perform the services, as appropriate. Advance payments related to data archive services are deferred and recognized over the related contractual term.

Debt Issuance Costs and Debt Discount

Debt issuance costs and debt discounts are deferred and amortized as interest expense under the effective interest method over the contractual term of the related debt, adjusted for prepayments.

Hedging

We use a derivative financial instrument in the form of an interest rate swap agreement for the purpose of minimizing exposure to changes in interest rates. This swap agreement is accounted for as a cash flow hedge and changes in the fair value of the hedge instrument are included in other comprehensive income.

Cost of Sales

We record the cost of sales when the related revenue is recognized. Cost of sales consists of costs related to revenue sharing arrangements with our distribution partners, usage-based content fees, certain costs associated with the operation of our data centers that serve our search and tax preparation businesses, including amortization of intangible assets, depreciation, personnel expenses (which include salaries, benefits and other employee related costs, and stock-based compensation expense), bandwidth costs, customer payment processing fees, bank service fees, and royalties.

Business Combinations and Intangible Assets Including Goodwill

We account for business combinations using the acquisition method and, accordingly, the identifiable assets acquired and liabilities assumed are recorded at their acquisition date fair values. Goodwill is calculated as the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. Identifiable intangible assets with finite lives are amortized over their useful lives. Acquisition-related costs, including advisory, legal, accounting, valuation, and other costs, are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date.

Accounting for Goodwill and Intangible Assets

We evaluate the carrying value of our goodwill and indefinite-lived intangible assets at least annually on November 30, and evaluate all intangible assets for impairment whenever events or changes in circumstances, including material changes in the fair value of our outstanding common stock, indicate that the carrying amounts of any of those assets may not be recoverable.

In the evaluation of goodwill, we first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If so, we perform a quantitative assessment and compare the fair value of the reporting unit to the carrying amount. We determine the reporting unit fair values by using a combination of projections of future discounted cash flows and EBITDA and revenue multiple comparisons with comparable publicly-held companies. If we determined that the fair value of a reporting unit is less than its carrying amount, we would record an impairment loss equal to the excess of the carrying amount of the reporting unit's goodwill over its fair value.

In the evaluation of indefinite-lived intangible assets, we first perform a qualitative assessment to determine whether it is more likely than not that the fair value of an asset is less than the carrying amount. If so, we perform a quantitative assessment and compare the fair value of the asset to its carrying amount. We base our measurement of fair value of indefinite-lived intangible assets, which primarily consist of trade name and trademarks, using the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires us to estimate the future revenue for the related brands, the appropriate royalty rate and the weighted average cost of capital. If we determined that the fair value of an indefinite-lived intangible asset is less than its carrying amount, we would record an impairment loss equal to the excess of the carrying amount over its fair value.

As of November 30, 2012 and 2011, the Company had no impairments.

In the dynamic search and tax preparation software industries, there is significant uncertainty about the future. Unforeseen events such as market disruptions and deterioration of the macroeconomic environment, or internal challenges such as reorganizations, employee and management turnover, operational cash flows, and other trends that could have material negative impacts on our key assumptions in determining fair values, could lead to a decision to impair goodwill in future periods.

At December 31, 2012, we had $230.3 million of goodwill and $19.8 million of indefinite-lived intangible assets and on our balance sheet.

Stock-Based Compensation

We record stock-based compensation expense for equity-based awards granted, including stock options, restricted stock unit grants, market stock unit grants, and a warrant, over the service period of the equity-based award based on the fair value of the award at the date of grant. During 2012, 2011, and 2010, we recognized $13.2 million, $7.7 million, and $13.9 million, respectively, of stock-based compensation expense in continuing operations. For further information regarding our stock plan activities and our methods of accounting for them, see "Note 2: Summary of Significant Accounting Policies," "Note 7: Stockholders' Equity," and "Note 8: Stock-based Compensation Expense" of the Notes to Consolidated Financial Statements in Item 8 of Part II of this report.

Calculating stock-based compensation expense relies upon certain assumptions, including the expected term of the stock-based awards, expected stock price volatility, expected interest rate, number and types of stock-based awards, and the pre-vesting forfeiture rate. If we use different assumptions due to changes in our business or other factors, our stock-based compensation expense could vary materially in the future.

The stock based compensation expense for 2011 includes $1.9 million fair value classified to general and administrative expenses for the Warrant issued in August 2011. The acquisition of the TaxACT business on January 31, 2012 fulfilled the Warrant's remaining performance condition and extended the Warrant's expiration date. The extension of the Warrant's term was a modification that resulted in a $4.3 million charge to stock-based compensation expense equal to the increase in the Warrant's fair value and was recognized in general and administrative expenses in the first quarter of 2012. Additionally, subsequent to the modification, we treated the award as a derivative instrument, and the modification date fair value previously recognized in paid in capital was classified as a current liability. The Warrant's fair value will be determined each reporting period until settled, with gains or losses related to the change in fair value recorded in other loss (income), net. We recorded a loss in other loss (income), net of $2.3 million from derivative instruments relating to the Warrant in the year ended December 31, 2012. We recorded $6.6 million in total expense relating to the modification and change in fair value for the Warrant for the year ended December 31, 2012.

Income Taxes

We account for income taxes under the asset and liability method, under which deferred tax assets, including net operating loss carryforwards, and liabilities are determined based on temporary differences between the book and tax bases of assets and liabilities. We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of the deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carryforward periods available to us for tax reporting purposes, and other relevant factors. There is a wide range of possible judgments relating to the valuation of our deferred tax assets.

During the year ended December 31, 2012, we provided a full valuation allowance against certain net deferred tax assets. During the fourth quarter of 2011, based on the weight of available evidence, we determined that it was more likely than not that we would realize $18.9 million of our deferred tax assets in the foreseeable future. Accordingly we released the valuation allowance against this portion of our deferred tax assets and retained the valuation allowance against the remainder at year end. During the year ended December 31, 2010, we provided a full valuation allowance against our net deferred tax assets. For further information regarding our income taxes, see "Note 12: Income Taxes" of the Notes to Consolidated Financial Statements in Item 8 of Part II of this report.

Recent Accounting Pronouncements

Changes to GAAP are established by the Financial Accounting Standards Board ("***FASB***") in the form of accounting standards updates ("***ASUs***") to the FASB's Accounting Standards Codification. We consider the applicability and impact of all recent ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial position and results of operations.

In July 2012, the FASB issued an ASU to simplify how entities test indefinite-lived intangible assets for impairment to improve consistency in impairment testing requirements among long-lived asset categories. The ASU permits an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. For assets for which this assessment concludes it is more likely than not that the fair value is more than its carrying value, this ASU eliminates the requirement to perform quantitative impairment testing as outlined in the previously issued standards. We early adopted the new standard on October 1, 2012. The adoption of this ASU did not materially impact our consolidated condensed financial statements.

Events Subsequent to December 31, 2012

On January 7, 2013, we completed a $4 million equity investment in a privately-owned company.

On February 6, 2013, our board of directors approved a plan whereby we may repurchase up to $50 million of our common stock in open-market transactions during the succeeding 24 month period. Repurchased shares will be retired and resume the status of authorized but unissued shares of common stock.

Quarterly Results of Operations (Unaudited)

The following table presents a summary of our unaudited consolidated results of operations for the eight quarters ended December 31, 2012. The information for each of these quarters has been prepared on a basis consistent with our annual audited consolidated financial statements. You should read this information in conjunction with our consolidated financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	(in thousands except per share data)							
Revenues	$51,650	$54,292	$56,257	$66,614	$115,696	$100,883	$92,870	$97,470
Cost of sales	32,674	36,579	38,755	46,954	59,547	64,227	69,973	73,704
Gross profit	18,976	17,713	17,502	19,660	56,149	36,656	22,897	23,766
Expenses and other income:								
Engineering and technology	1,664	1,784	1,806	1,904	2,573	2,448	2,410	2,538
Sales and marketing	6,967	4,902	4,888	4,753	19,443	8,869	7,741	8,085
General and administrative	5,160	4,970	6,513	4,899	11,066	5,356	5,283	5,713
Depreciation	662	552	475	473	535	532	560	492
Amortization of intangible assets	—	—	—	—	2,113	3,168	3,169	3,169
Other loss (income), net	(75)	(107)	456	972	1,555	930	5,196	(1,004)
Total expenses and other income	14,378	12,101	14,138	13,001	37,285	21,303	24,359	18,993
Income (loss) from continuing operations before income taxes	4,598	5,612	3,364	6,659	18,864	15,353	(1,462)	4,773
Income tax benefit (expense)	(1,702)	(1,936)	(1,289)	16,215	(7,458)	(5,655)	(936)	(953)

Form 10-K

	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	(in thousands except per share data)							
Income (loss) from continuing operations	2,896	3,676	2,075	22,874	11,406	9,698	(2,398)	3,820
Loss from discontinued operations, net of taxes	(1,573)	(8,354)	—	—	—	—	—	—
Net income (loss)	$ 1,323	$ (4,678)	$ 2,075	$22,874	$11,406	$9,698	$(2,398)	$3,820
Net income (loss) per share – Basic:								
Income (loss) from continuing operations	$ 0.08	$ 0.10	$ 0.05	$ 0.58	$ 0.29	$ 0.24	$ (0.06)	$ 0.09
Loss from discontinued operations	(0.04)	(0.22)	—	—	—	—	—	—
Net income (loss) per share – Basic	$ 0.04	$ (0.12)	$ 0.05	$ 0.58	$ 0.29	$ 0.24	$ (0.06)	$ 0.09
Weighted average shares outstanding used in computing basic income (loss) per share	36,339	37,422	38,568	39,448	39,692	40,116	40,511	40,789
Net income (loss) per share – Diluted:								
Income (loss) from continuing operations	$ 0.08	$ 0.10	$ 0.05	$ 0.57	$ 0.28	$ 0.23	$ (0.06)	$ 0.04
Loss from discontinued operations	(0.04)	(0.22)	—	—	—	—	—	—
Net income (loss) per share – Diluted	$ 0.04	$ (0.12)	$ 0.05	$ 0.57	$ 0.28	$ 0.23	$ (0.06)	$ 0.04
Weighted average shares outstanding used in computing diluted income (loss) per share	37,084	38,128	39,158	40,074	40,978	41,245	40,511	42,411

	March 31, 2011	June 30, 2011	September 30 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	63.3	67.4	68.9	70.5	51.5	63.7	75.3	75.6
Gross profit	36.7	32.6	31.1	29.5	48.5	36.3	24.7	24.4
Expenses and other income:								
Engineering and technology	3.2	3.3	3.2	2.9	2.2	2.4	2.6	2.5
Sales and marketing	13.5	9.0	8.7	7.1	16.8	8.8	8.3	8.3
General and administrative	10.0	9.2	11.6	7.4	9.6	5.3	5.7	5.9
Depreciation	1.3	1.0	0.8	0.7	0.5	0.5	0.6	0.5
Amortization of intangible assets	—	—	—	—	1.8	3.1	3.4	3.3
Other loss (income), net	(0.1)	(0.2)	0.8	1.4	1.3	1.0	5.7	(1.0)
Total expenses and other loss (income)	27.9	22.3	25.1	19.5	32.2	21.1	26.3	19.5
Income (loss) from continuing operations before income taxes	8.8	10.3	6.0	10.0	16.3	15.2	(1.6)	4.9
Income tax benefit (expense)	(3.2)	(3.5)	(2.3)	24.3	(6.4)	(5.6)	(1.0)	(1.0)
Income (loss) from continuing operations	5.6	6.8	3.7	34.3	9.9	9.6	(2.6)	3.9
Loss from discontinued operations, net of taxes	(3.0)	(15.4)	—	—	—	—	—	—
Net income (loss)	2.6%	(8.6)%	3.7%	34.3%	9.9%	9.6%	(2.6)%	3.9%

Form 10-K

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to financial market risks, including changes in the market values of our debt investments and interest rates.

Financial market risk. We do not invest in financial instruments or their derivatives for trading or speculative purposes. By policy, we limit our credit exposure to any one issuer, other than securities issued by the U.S. federal government and its agencies, and do not have any derivative instruments in our investment portfolio. The three primary goals that guide our investment decisions, with the first being the most important, are: preserve capital, maintain ease of conversion into immediate liquidity, and achieve a rate of return over a predetermined benchmark. Our investment portfolio at December 31, 2012 included debt instruments issued by the U.S. federal government and its agencies, publicly-held corporations, municipalities, insured time deposits with commercial banks, and money market funds invested in securities issued by agencies of the U.S. federal government. As of December 31, 2012, we invested exclusively in debt instruments with minimal default risk and maturity dates of less than one year from the end of any of our quarterly accounting periods. We consider the market value, default, and liquidity risks of our investments to be low at December 31, 2012.

Interest rate risk. As of December 31, 2012, all of the debt securities that we held were fixed-rate earning instruments that carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates. We may suffer losses in principal if we are forced to sell securities that have declined in market value due to changes in interest rates. At December 31, 2012, our cash equivalent balances of $37.7 million were primarily held in money market funds and taxable municipal bonds, and our short-term investment balances of $94.0 million were primarily held in U.S. government securities and taxable municipal bonds. We consider the interest rate risk for our cash equivalent and marketable fixed-income securities held at December 31, 2012 to be low. For further detail on our cash equivalent and short-term investment holdings, please see "Note 6: Fair Value Measurements" of the Notes to Consolidated Financial Statements in Item 8 of Part II of this report.

In addition, as of December 31, 2012, we have $74.5 million of term debt outstanding, which carries a degree of interest rate risk. The debt has a floating portion of its interest rate, tied to the London Interbank Offered Rate ("LIBOR"). To maintain compliance with our debt agreement, we entered into an interest rate swap. For further information on our swap and debt outstanding see "Note 10: Debt" of the Notes to Consolidated Financial Statements in Item 8 of Part II of this report. That interest rate swap mitigated about half of our risk of increasing LIBOR rates, while the other half remains unhedged. A hypothetical 100 basis point increase in LIBOR on December 31, 2012 would result in a $2.4 million increase in our interest expense until the scheduled maturity date on January 31, 2017, partially offset by an increase in the fair value of our swap of $1.0 million on December 31, 2012.

The following table provides information about our cash equivalent and marketable fixed-income securities, including principal cash flows for 2012 and thereafter and the related weighted average interest rates. The change in fair values during 2012 was approximately $50,000 for our cash equivalent and marketable fixed-income securities, and was recorded in other comprehensive income. "Note 2: Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements in Item 8 of Part II of this report. Principal amounts and weighted average interest rates by expected year of maturity as of December 31, 2012 are as follows (in thousands, except percentages):

	2013		Thereafter		Total		Fair Value
U.S. government securities	$ 48,130	0.20%	—	—	$ 48,130	0.20%	$ 48,302
Commercial paper	16,400	0.19%	—	—	16,400	0.19%	16,395
Money market funds	13,723	0.00%	—	—	13,723	0.00%	13,723
Time deposits	8,414	0.39%	—	—	8,414	0.39%	8,414
Taxable municipal bonds	44,274	0.43%	—	—	44,274	0.43%	44,837
Cash equivalents and marketable fixed-income securities	$130,941		$—		$130,941		$131,671

Form 10-K

ITEM 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

BLUCORA, Inc.


Form 10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Blucora, Inc.
Bellevue, Washington

We have audited the accompanying consolidated balance sheet of Blucora, Inc. as of December 31, 2012 and the related consolidated statements of comprehensive income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Blucora, Inc. at December 31, 2012, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Blucora, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Seattle, Washington
March 7, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Blucora, Inc.
Bellevue, Washington

We have audited the accompanying consolidated balance sheet of Blucora, Inc. and subsidiaries (the "Company") as of December 31, 2011, and the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respect, the financial position of Blucora, Inc. and its subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
March 9, 2012 (March 7, 2013 as to the 2011 and 2010
amounts in Note 13)

BLUCORA, INC.

CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share and per share data)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 68,278	$ 81,897
Short-term investments, available-for-sale	94,010	211,654
Accounts receivable, net of allowance of $10 and $10	34,932	25,019
Other receivables	3,942	542
Prepaid expenses and other current assets, net	10,911	1,958
Total current assets	212,073	321,070
Property and equipment, net	7,533	5,277
Goodwill	230,290	44,815
Other intangible assets, net	132,815	1,315
Deferred tax asset, net	—	19,102
Other long-term assets	2,582	3,560
Total assets	$ 585,293	$ 395,139
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 37,687	$ 28,947
Accrued expenses and other current liabilities	13,280	10,249
Deferred revenue	3,157	1
Short-term portion of long-term debt, net of discount of $160 and $0	4,590	—
Derivative instruments	8,974	—
Total current liabilities	67,688	39,197
Long-term liabilities:		
Long-term debt, net of discount of $468 and $0	69,278	—
Deferred tax liability, net	29,333	21
Deferred revenue	1,319	—
Other long-term liabilities	2,225	816
Total long-term liabilities	102,155	837
Total liabilities	169,843	40,034
Commitments and contingencies (Note 9)		
Stockholders' equity:		
Common stock, par value $.0001—authorized, 900,000,000 shares; issued and outstanding, 40,832,393 and 39,533,570 shares	4	4
Additional paid-in capital	1,392,098	1,353,971
Accumulated deficit	(976,376)	(998,902)
Accumulated other comprehensive income (loss)	(276)	32
Total stockholders' equity	415,450	355,105
Total liabilities and stockholders' equity	$ 585,293	$ 395,139

See notes to consolidated financial statements.

BLUCORA, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(amounts in thousands, except per share data)

	Years ended December 31,		
	2012	2011	2010
Revenues	$406,919	$228,813	$214,343
Cost of sales (includes amortization of acquired intangible assets of $7,580, $2,595, and $9,197)	267,451	154,962	138,995
Gross Profit	139,468	73,851	75,348
Expenses and other loss (income):			
Engineering and technology	9,969	7,158	8,471
Sales and marketing	44,138	21,510	28,145
General and administrative	27,418	21,542	32,843
Depreciation	2,119	2,162	3,138
Amortization of intangible assets	11,619	—	—
Other loss (income), net	6,677	1,246	(15,247)
Total expenses and other loss (income)	101,940	53,618	57,350
Income from continuing operations before income taxes	37,528	20,233	17,998
Income tax benefit (expense)	(15,002)	11,288	(8,725)
Income from continuing operations	22,526	31,521	9,273
Discontinued operations:			
Loss from discontinued operations, net of taxes	—	(2,253)	(4,593)
Loss on sale of discontinued operations, net of taxes	—	(7,674)	—
Net income	$ 22,526	$ 21,594	$ 4,680
Income per share—Basic:			
Income from continuing operations	$ 0.56	$ 0.83	$ 0.26
Loss from discontinued operations	—	(0.06)	(0.13)
Loss on sale of discontinued operations	—	(0.20)	—
Basic net income per share	$ 0.56	$ 0.57	$ 0.13
Weighted average shares outstanding used in computing basic income per share	40,279	37,954	35,886
Income per share—Diluted:			
Income from continuing operations	$ 0.54	$ 0.82	$ 0.25
Loss from discontinued operations	—	(0.06)	(0.12)
Loss on sale of discontinued operations	—	(0.20)	—
Diluted net income per share	$ 0.54	$ 0.56	$ 0.13
Weighted average shares outstanding used in computing diluted income per share	41,672	38,621	36,829
Other comprehensive income:			
Net income	$ 22,526	$ 21,594	$ 4,680
Foreign currency translation adjustment	—	—	(74)
Reclassification adjustment for realized foreign currency gains, net, included in net income	—	—	(1,362)
Unrealized gain (loss) on investments, available-for-sale	(16)	34	94
Unrealized loss on derivative instrument	(266)	—	—
Reclassification adjustment for realized gains on investments, available-for-sale, included in net income	(26)	—	—
Other comprehensive income (loss)	(308)	34	(1,342)
Comprehensive income	$ 22,218	$ 21,628	$ 3,338

See notes to consolidated financial statements.

BLUCORA, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2012, 2011, and 2010
(in thousands)

	Common stock		Additional-paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total
	Shares	Amount				
Balance, December 31, 2009	35,391	$ 4	$1,303,667	$(1,025,176)	$ 1,340	$279,835
Common stock issued for stock options and restricted stock units	962	—	2,191	—	—	2,191
Common stock issued for employee stock purchase plan	54	—	350	—	—	350
Common stock retired	(318)	—	(2,099)	—	—	(2,099)
Unrealized loss on available-for-sale investments	—	—	—	—	94	94
Foreign currency transaction adjustment	—	—	—	—	(74)	(74)
Foreign currency translation adjustment for disposition of foreign subsidiaries	—	—	—	—	(1,362)	(1,362)
Tax effect of equity compensation	—	—	7,032	—	—	7,032
Stock-based compensation	—	—	15,010	—	—	15,010
Taxes paid on stock issued for equity awards	—	—	(3,886)	—	—	(3,886)
Net income	—	—	—	4,680	—	4,680
Balance, December 31, 2010	36,089	$ 4	$1,322,265	$(1,020,496)	$ (2)	$301,771
Common stock issued for stock options and restricted stock units	2,627	—	17,121	—	—	17,121
Common stock issued for employee stock purchase plan	54	—	377	—	—	377
Sale of common stock	764	—	7,000	—	—	7,000
Unrealized loss on available-for-sale investments	—	—	—	—	34	34
Tax effect of equity compensation	—	—	1,260	—	—	1,260
Stock-based compensation	—	—	7,734	—	—	7,734
Taxes paid on stock issued for equity awards	—	—	(1,786)	—	—	(1,786)
Net income	—	—	—	21,594	—	21,594
Balance, December 31, 2011	39,534	$ 4	$1,353,971	$ (998,902)	$ 32	$355,105
Common stock issued for stock options and restricted stock units	1,236	—	9,025	—	—	9,025
Common stock issued for employee stock purchase plan	62	—	601	—	—	601
Unrealized loss on available-for-sale investments	—	—	—	—	(42)	(42)
Unrealized loss on derivative instrument	—	—	—	—	(266)	(266)
Tax effect of equity compensation	—	—	22,693	—	—	22,693
Stock-based compensation	—	—	13,344	—	—	13,344
Taxes paid on stock issued for equity awards	—	—	(1,318)	—	—	(1,318)
Reclassification of equity award to liability award	—	—	(6,218)	—		(6,218)
Net income	—	—	—	22,526	—	22,526
Balance, December 31, 2012	40,832	4	1,392,098	(976,376)	(276)	415,450

See notes to consolidated financial statements.

BLUCORA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,		
	2012	2011	2010
Operating Activities:			
Net income	$ 22,526	$ 21,594	$ 4,680
Loss from discontinued operations	—	2,253	4,593
Loss on sale of discontinued operations	—	7,674	—
Income from continuing operations	22,526	31,521	9,273
Adjustments to reconcile income from continuing operations to net cash provided by operating activities of continuing operations:			
Stock-based compensation	8,937	5,756	13,918
Warrant-related stock-based compensation	4,286	1,932	—
Depreciation and amortization	23,011	7,456	15,793
Excess tax benefits from stock-based award activity	(23,041)	(1,260)	(7,032)
Earn-out contingent liability adjustments	—	3,000	5,000
Gain on resolution of contingent liability	—	(1,500)	—
Common stock retired relating to litigation settlement	—	—	(2,099)
Unrealized amortization of premium or accretion of discount on investments, net	(194)	(89)	365
Loss on disposal of assets, net	—	46	1,262
Foreign currency translation gains, net	—	—	(1,436)
Deferred income taxes	(8,738)	(18,870)	19
Amortization of debt origination costs	820	—	—
Accretion of debt discount	325	—	—
Loss on derivative instrument	2,346	—	—
Other	31	(28)	3
Changes in operating assets and liabilities:			
Accounts receivable	(597)	(5,734)	9,274
Other receivables	(665)	643	1,852
Prepaid expenses and other current assets	(5,862)	284	636
Other long-term assets	1,981	(258)	(201)
Accounts payable	(1,600)	26,253	(3,506)
Accrued expenses and other current and long-term liabilities	25,265	(23,889)	6,785
Net cash provided by operating activities	48,831	25,263	49,906
Investing Activities:			
Business acquisitions, net of cash acquired	(279,386)	—	(8,000)
Purchases of property and equipment	(3,756)	(2,679)	(2,894)
Change in restricted cash	252	649	230
Proceeds from sale of assets	4	—	307
Proceeds from sales of investments	203,493	63,166	52,801
Proceeds from maturities of investments	36,753	160,161	191,976
Purchases of investments	(122,433)	(336,770)	(200,493)
Net cash provided (used) by investing activities	(165,073)	(115,473)	33,927
Financing Activities:			
Proceeds from loan, net of debt issuance costs of $2,343 and debt discount of $953	96,704	—	—
Repayment of debt	(25,504)	—	—
Excess tax benefits from stock-based award activity	23,041	1,260	7,032
Proceeds from stock option exercises	9,099	17,049	2,191
Proceeds from issuance of stock through employee stock purchase plan	601	377	350
Proceeds from sale of common stock	—	7,000	—
Repayment of capital lease obligation	—	(221)	(589)
Tax payments from shares withheld upon vesting of restricted stock units	(1,318)	(1,786)	(4,201)
Earn-out payments for business acquisitions	—	(423)	(4,577)
Net cash provided by financing activities	102,623	23,256	206
Discontinued operations:			
Net cash used by operating activities of discontinued operations	—	(6,156)	(4,034)
Net cash used by investing activities of discontinued operations	—	(638)	(8,110)
Net cash used by discontinued operations	—	(6,794)	(12,144)
Net increase (decrease) in cash and cash equivalents	(13,619)	(73,748)	71,895
Cash and cash equivalents, beginning of period	81,897	155,645	83,750
Cash and cash equivalents, end of period	$ 68,278	$ 81,897	$ 155,645
Supplemental disclosure of non-cash investing activities:			
Liabilities assumed in purchase transaction	$ —	$ —	$ (8,231)
Purchases of assets through leasehold incentives	$ 841	$ —	$ —
Supplemental disclosure of non-cash financing activities:			
Contingent earn-out consideration from acquisition	$ —	$ (3,000)	$ (5,000)
Cash paid (received) for:			
Income tax expense (benefit) for continuing operations	$ 3,071	$ 809	$ (364)
Interest expense for continuing operations	$ 3,527	$ 48	$ 24

See notes to consolidated financial statements.

Form 10-K

Note 1: The Company and Basis of Presentation

Description of the business: Blucora, Inc. (the "***Company***" or "***Blucora***") operates two primary businesses: an internet search business and an online tax preparation business. The Company's search business, InfoSpace, consists primarily of a B2B offering that provides its search technology, aggregated content, and services to its distribution partners. The search business also offers search services directly to consumers through its internet search properties. The tax preparation business consists of the operations of the TaxACT tax preparation online service and software business that the Company acquired on January 31, 2012.

The InfoSpace search business primarily offers search services through the web properties of its distribution partners, which are generally private-labeled and customized to address the unique requirements of each distribution partner. The search business also distributes aggregated search content through its own websites, such as Dogpile.com and WebCrawler.com. The search business does not generate its own search content, but instead aggregates search content from a number of content providers. Some of these content providers, such as Google and Yahoo!, pay the Company to distribute their content, and those providers are referred to as Search Customers.

On January 31, 2012, the Company acquired TaxACT Holdings, Inc. ("***TaxACT Holdings***") and its wholly-owned subsidiary, 2nd Story Software, Inc. ("***2nd Story***"), which operates the TaxACT tax preparation online service and software business. The TaxACT business consists of an online tax preparation service for individuals, tax preparation software for individuals and professional tax preparers, and ancillary services. The majority of the TaxACT business's revenue is generated by the online service at www.taxact.com. As a highly seasonal business, almost all of the TaxACT revenue is generated in the first four months of the calendar year.

Segments: As a result of the acquisition of the TaxACT business, the Company has determined that it has two reporting segments: Search and Tax Preparation. The Search segment is the InfoSpace business and the Tax Preparation segment is the TaxACT business. Unless the context indicates otherwise, the Company uses the term "search" to represent search services and uses the term "tax preparation" to represent services and products sold through the TaxACT business (see "Note 13: Segment Information").

Principles of consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated.

Basis of presentation: On June 22, 2011, the Company sold its Mercantila e-commerce business to Zoo Stores, Inc., and the results of operations from the Mercantila business are reflected as discontinued operations for all periods presented.

Note 2: Summary of Significant Accounting Policies

Cash equivalents: The Company considers all highly liquid debt instruments with an original maturity of ninety days or less at date of acquisition to be cash equivalents, which are carried at fair value.

Accounts receivable: Accounts receivable are stated at amounts due from customers net of an allowance for doubtful accounts.

Short-term investments: The Company principally invests its available cash in investment-grade income securities, AAA-rated money market funds, and insured time deposits with commercial banks. Such investments are included in "Cash and cash equivalents" and "Short-term investments, available for sale," on the consolidated balance sheets, and reported at fair value with unrealized gains and losses included in "Accumulated other comprehensive income (loss)" on the consolidated balance sheets.

Property and equipment: Property and equipment are stated at cost. Depreciation is computed under the straight-line method over the following estimated useful lives:

Computer equipment and software	3 years
Data center servers	3 years
Internally developed software	15 months — 3 years
Office equipment	7 years
Office furniture	7 years
Leasehold improvements	Shorter of lease term or economic life

The Company capitalizes certain internal-use software development costs, consisting primarily of employee salaries and benefits allocated on a project or product basis. The Company capitalized $952,000, $1.2 million, and $1.0 million of internal-use software costs in the years ended December 31, 2012, 2011, and 2010, respectively.

Business combinations and intangible assets including goodwill: The Company accounts for business combinations using the acquisition method and, accordingly, the identifiable assets acquired and liabilities assumed are recorded at their acquisition date fair values. Goodwill is calculated as the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. Acquisition-related costs, including advisory, legal, accounting, valuation and other costs, are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date.

Valuation of goodwill and intangible assets: The Company evaluates goodwill and indefinite-lived intangible assets at least annually, and evaluates all intangible assets for impairment whenever events or changes in circumstances, including material changes in the fair value of the Company's outstanding common stock, indicate that the carrying amount of the Company's assets might not be recoverable.

The Company tests for goodwill impairment at the reporting unit level. In the evaluation of goodwill, the Company first performs a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If so, the Company performs a quantitative assessment and compares the fair value of the reporting unit to the carrying amount. The reporting unit fair values are determined for each reporting unit by using a combination of projections of future discounted cash flows, and EBITDA and revenue multiple comparisons with comparable publicly-held companies. If the fair value of a reporting unit was determined to be less than its carrying amount, the Company would record an impairment loss equal to the excess of the carrying amount of the reporting unit's goodwill over its fair value.

In the evaluation of indefinite-lived intangible assets, the Company first performs a qualitative assessment to determine whether it is more likely than not that the fair value of an asset is less than the carrying amount. If so, the Company performs a quantitative assessment and compares the fair value of the asset to its carrying amount. The Company bases its measurement of fair value of indefinite-lived intangible assets, which primarily consist of trade name and trademarks, using the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires us to estimate the future revenue for the related brands, the appropriate royalty rate and the weighted average cost of capital.

If the fair value of an indefinite-lived intangible asset was determined to be less than its carrying amount, the Company would record an impairment loss equal to the excess of the carrying amount of the reporting unit's goodwill over its fair value.

Other investments: Included in other long-term assets are the Company's investment in equity investments of privately-held companies for business and strategic purposes. The Company currently holds equity securities and warrants to purchase equity securities in companies whose securities are not publicly traded. The Company's equity investments were carried at a fair value of $0 at December 31, 2012 and 2011.

Revenue recognition: The Company recognizes revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists, the Company has delivered the product or performed the service, the fee is fixed or determinable, and collectability is probable. Determining whether and when these criteria have been satisfied involves exercising judgment and using estimates and assumptions that can have an impact on the timing and amount of revenue that the Company recognizes.

The Company also evaluates whether revenue should be presented on a gross basis, which is the amount that a customer pays for the service or product, or on a net basis, which is the customer payment less amounts the Company pays to suppliers. In making that evaluation, the Company considers indicators such as whether the Company is the primary obligor in the arrangement and assumes the risks and rewards as a principal in the customer transaction, including the credit risk, and whether the Company can set the sales price and select suppliers. The accounting principles generally accepted in the United States of America ("***GAAP***") clearly indicates that the evaluations of these factors, which at times can be contradictory, are subject to significant judgment and subjectivity.

Search services revenue recognition: The Company's revenues are generated primarily from its web search services. The Company generates search services revenue when an end user of such services clicks on a paid search link provided by a Search Customer and displayed on a distribution partners' web property or on one of the Company's owned and operated web properties. The Search Customer that provided the paid search link receives a fee from the advertiser who paid for the click and the Search Customer pays the Company a portion of that fee. Revenue is recognized in the period in which the services are provided (e.g., a paid search occurs) and is based on the amounts earned by and ultimately remitted to the Company. This revenue is recorded in the Search segment.

Under the Company's agreements with its Search Customers and its distribution partners, the Company is the primary obligor, separately negotiates each revenue or unit pricing contract independent of any revenue sharing arrangements, and assumes the credit risk for amounts invoiced to its Search Customers. For search services, the Company determines the paid search results, content, and information directed to its owned and operated websites and its distribution partners' web properties.

The Company earns revenue from its Search Customers by providing paid search results generated from its owned and operated web properties and from its distribution partners' web properties based on separately negotiated and agreed-upon terms with each distribution partner. Consequently, the Company records search services revenue on a gross basis.

Tax preparation revenue recognition: The Company derives revenue from the sale of tax preparation online services, ancillary service offerings, tax preparation packaged software products, and multiple element arrangements that may include a combination of these items. Ancillary service offerings include tax preparation support services, data archive services, bank or reloadable pre-paid debit card services, and e-filing services. This revenue is recorded in the Tax Preparation segment.

The Company's tax preparation segment service revenue consists primarily of hosted tax preparation online services, tax preparation support services, data archive services, and e-filing services. The Company recognizes revenue from these services as the services are performed and the four revenue recognition criteria described above are met.

The Company recognizes revenue from the sale of its packaged software products when legal title transfers. This is generally when its customers download products from the Web or when the products ship.

The bank or reloadable prepaid debit card services are offered to taxpayers as an option to receive their tax refunds in the form of a prepaid bank card or to have the fees for the product and/or services purchased by the customers deducted from their refunds. Revenue for this fee is recognized when the four revenue recognition criteria described above are met; for some arrangements that is upon filing and for other arrangements that is upon cash receipt.

For products and/or services that consist of multiple elements, the Company must: (1) determine whether and when each element has been delivered; (2) determine the fair value of each element using the selling price hierarchy of vendor-specific objective evidence ("***VSOE***") of fair value if available, third-party evidence ("***TPE***") of fair value if VSOE is not available, and estimated selling price ("***ESP***") if neither VSOE nor TPE is available; and (3) allocate the total price among the various elements based on the relative selling price method. Once the Company has allocated the total price among the various elements, it recognizes revenue when the revenue recognition criteria described above are met for each element.

VSOE generally exists when the Company sells the deliverable separately and is normally able to establish VSOE for all deliverables in these multiple element arrangements; however, in certain limited instances VSOE cannot be established. This may be because the Company infrequently sells each element separately, or has a limited sales history. When VSOE cannot be established the Company attempts to establish a selling price for each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. When the Company is unable to establish selling price using VSOE or TPE, it uses ESP in its allocation of arrangement consideration. ESP is the estimated price at which the Company would sell a product or service if it were sold on a stand-alone basis. The Company determines ESP for a product or service by considering multiple factors including, but not limited to, historical stand-alone sales, pricing practices, market conditions, competitive landscape, internal costs, and gross margin objectives.

In some situations, the Company receives advance payments from its customers. The Company defers revenue associated with these advance payments and recognizes the allocated consideration for each element when the Company ships the products or performs the services, as appropriate. Advance payments related to data archive services are deferred and recognized over the related contractual term.

Cost of sales: Cost of sales consists of costs related to revenue sharing arrangements with the Company's distribution partners, usage-based content fees, certain costs associated with the operation of the Company's data centers that serve its search and tax preparation businesses, including amortization of intangible assets, depreciation, personnel expenses (which include salaries, benefits and other employee related costs, and stock-based compensation expense), bandwidth costs, customer payment processing fees, bank service fees, and royalties.

Engineering and technology expenses: Engineering and technology expenses are associated with the research, development, support, and ongoing enhancements of the Company's offerings, including personnel expenses (which include salaries, stock-based compensation expense, and benefits and other employee related costs), software support and maintenance, and professional service fees.

Sales and marketing expenses: Sales and marketing expenses consist primarily of marketing expenses associated with the Company's tax preparation business (which includes the following channels: television, radio, online banner ads, internet search, and email), the Company's owned and operated web properties (which consist of traffic acquisition, including online direct marketing initiatives, which involve the purchase of online advertisements that drive traffic to an owned and operated website, agency fees, brand promotion expense, and market research expense), personnel costs (which include salaries, stock-based compensation expense, and benefits and other employee related costs), and the cost of temporary help and contractors to augment the Company's staffing.

Costs for advertising are recorded as expense when the advertisement appears or electronic impressions are recorded. Advertising expense totaled $31.8 million, $14.4 million, and $18.5 million for the years ended December 31, 2012, 2011, and 2010, respectively. Prepaid advertising costs were $2.5 million at December 31, 2012.

General and administrative expenses: General and administrative expenses consist primarily of personnel expenses (which include salaries, stock-based compensation expense, and benefits and other employee related costs), professional service fees (which include legal, audit, and tax fees), general business development and management expenses, occupancy and general office expenses, taxes, and insurance expenses.

Stock-based compensation: The Company measures and recognizes its compensation expense for all stock-based payment awards made to employees and directors, including stock option, restricted stock unit grants, and market stock unit grants and purchases of stock made pursuant to the Company's 1998 Employee Stock Purchase Plan (the "***ESPP***"), based on estimated fair values. Expense is recognized on a straight-line basis over the requisite vesting period for each separately vesting portion of the award, adjusted for an estimated forfeiture rate.

To determine the stock-based compensation expense that was recognized with respect to restricted stock units ("***RSU***"), market stock units ("***MSU***"), which are a form of share price performance-based restricted stock units granted under the Company's 2011 long-term executive compensation plan, employee and non-employee director stock options, and the Warrant issued to Cambridge Information Group I LLC ("***CIG***"), the Company used the fair value at date of grant for RSUs, the Monte Carlo valuation method for the MSU grants, and the Black-Scholes-Merton option-pricing model for stock option grants and the Warrant. An option award to a non-employee was valued by the Black-Scholes-Merton method upon the completion of a qualified business acquisition by the Company in 2012. For each of the above awards, the value of the portion that is ultimately expected to vest is recognized as expense over the requisite service periods in the accompanying consolidated financial statements for the years ended December 31, 2012, 2011, and 2010.

Debt Issuance Costs and Debt Discount: Debt issuance costs and debt discounts are deferred and amortized as interest expense under the effective interest method over the contractual term of the related debt, adjusted for prepayments.

Hedging: The Company uses a derivative financial instrument in the form of an interest rate swap agreement for the purpose of minimizing exposure to changes in interest rates. This swap agreement is accounted for as a cash flow hedge and changes in the fair value of the hedge instrument are included in other comprehensive income while the hedge is perfectly effective, and any ineffectiveness would be recorded to other income (loss), net in the Statement of operations and comprehensive income.

Employee benefit plan: The Company has a 401(k) savings plan covering its employees. Eligible employees may contribute through payroll deductions. The Company may match the employees' 401(k) contributions at the discretion of the Company's Board of Directors. Pursuant to a continuing resolution, in 2012, 2011, and 2010, the Company has matched a portion of the 401(k) contributions made by its employees. The amount contributed by the Company is equal to a maximum of 50% of employee contributions up to a maximum of 3% of an employee's salary. For the years ended December 31, 2012, 2011, and 2010, the Company contributed $374,000, $288,000, and $309,000, respectively, for employees.

Other loss (income), net: Other loss (income), net for the years ended December 31, 2012, 2011, and 2010, consists of the following (in thousands):

	2012	2011	2010
Interest expense	$3,522	$ —	$ —
Interest income	(131)	(369)	(331)
Amortization of debt issuance costs	820	—	—
Accretion of debt discount	325	—	—
Loss on derivative instrument	2,346	—	—
Gain on contingency resolution	—	(1,500)	—
Increase in fair value of earn-out contingent liability	—	3,000	5,000
Foreign currency exchange loss (gain), net	48	20	(1,335)
Litigation settlement gain	—	—	(18,965)
Loss (gain) on disposal of assets	(1)	46	1,014
Other	(252)	49	(630)
Other loss (income), net	$6,677	$ 1,246	$(15,247)

In 2012, the Company incurred interest expenses of $3.5 million and a loss on a derivative instrument of $2.3 million. The financial performance of Make The Web Better, acquired on April 1, 2010, was greater than expected; as a consequence, the fair value of the related contingent consideration increased and additional charges of $3.0 million and $5.0 million were recorded in the years ended December 31, 2011 and 2010, respectively. Also in 2011, the Company recorded a gain of $1.5 million related to the resolution of a contingent liability. In 2010, the Company recognized a $19.0 million gain related to a litigation settlement and recorded $1.4 million in recognition of foreign currency translation gains, primarily related to the sale or substantial liquidation of wholly-owned subsidiaries.


Form 10-K

Loss from discontinued operations and loss on sale of discontinued operations: On June 22, 2011, the Company sold its Mercantila e-commerce business to Zoo Stores, Inc. The results of operations from the business are reflected as discontinued operations for all periods presented. Revenue, loss before taxes, income tax benefit, and loss from discontinued operations, net of taxes, and loss on sale of discontinued operations, net of taxes, for the year ended December 31, 2011 are presented below (in thousands):

	Years ended December 31,	
	2011	2010
Revenue from discontinued operations	$16,894	$32,492
Loss from discontinued operations before taxes	$ (3,506)	$ (5,908)
Income tax benefit	1,253	1,315
Loss from discontinued operations, net of taxes	$ (2,253)	$ (4,593)
Loss on sale of discontinued operations, net of an income tax benefit of $5,092	$ (7,674)	$ —

Loss from discontinued operations includes previously unallocated depreciation, amortization, stock-based compensation expense, income taxes, and other corporate expenses that were attributable to the e-commerce business.

Net income per share: Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common shares outstanding plus the number of potentially dilutive shares outstanding during the period. Potentially dilutive shares consist of the incremental common shares issuable upon the exercise of outstanding stock options, a warrant issued in August 2011 (the "***Warrant***"), and unvested RSUs and MSUs, using the treasury stock method. Performance-based stock options for which performance has not yet been achieved are excluded from the calculation of potentially dilutive shares. Potentially dilutive shares are excluded from the computation of earnings per share if their effect is antidilutive. The treasury stock method calculates the dilutive effect for awards with an exercise price less than the average stock price during the period presented (in thousands):

	Years ended December 31,		
In thousands	2012	2011	2010
Weighted average common shares outstanding, basic	40,279	37,954	35,886
Dilutive stock options, RSUs, MSUs, and the Warrant	1,393	667	943
Weighted average common shares outstanding, diluted	41,672	38,621	36,829
Antidilutive awards with an exercise price less than the average price during the applicable period excluded from dilutive share calculation	200	876	1,199
Outstanding awards with an exercise price greater than the average price during the applicable period not included in dilutive share calculation	804	2,927	4,282
Outstanding awards with performance conditions not completed during the applicable period not included in dilutive share calculation	168	—	—

Other comprehensive income: Comprehensive income includes net income, plus items that are recorded directly to stockholders' equity, including foreign currency translation adjustments and the net change in unrealized gains and losses on cash equivalents, short-term and long-term investments. Included in the net change in unrealized gains and losses are realized gains or losses included in the determination of net income in the period realized. Amounts reclassified out of other comprehensive income into net income were determined on the basis of specific identification.

The following table provides information about activity in other comprehensive income during the period from January 1, 2010 to December 31, 2012 (in thousands):

	Foreign currency translation adjustment	Unrealized gain (loss) on investment	Unrealized loss on derivative instrument	Total
Balance as of January 1, 2010	$ 1,436	$(96)	—	$ 1,340
Other comprehensive loss	(1,436)	94	—	(1,342)
Balance as of December 31, 2010	—	(2)	—	(2)
Other comprehensive income	—	34	—	34
Balance as of December 31, 2011	—	32	—	32
Other comprehensive loss	—	(42)	(266)	(308)
Balance as of December 31, 2012	$ —	$(10)	$(266)	$ (276)

Foreign currencies: Foreign subsidiary financial statements are denominated in foreign currencies and are translated at the exchange rate on the balance sheet date. Realized gains and losses on foreign currency transactions are included in other loss (income), net. In 2010, substantially all of Blucora's foreign subsidiaries were sold or liquidated.

Concentration of credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, and trade receivables. These instruments are generally unsecured and uninsured. The Company places its cash equivalents and investments with major financial institutions. Accounts receivable are typically unsecured and are derived from revenues earned from Search Customers primarily located in the United States operating in a variety of industries and geographic areas. The Company performs ongoing credit evaluations of its Search Customers and maintains allowances for potential credit losses.

The Company attempts to manage exposure to counterparty credit risk by only entering into agreements with major financial institutions which are expected to be able to fully perform under the terms of the agreement.

Revenue concentration: The Company derives a significant portion of its revenues from two Search Customers. Revenues from the top two Search Customers represented 84%, 99%, and 97% of revenues in each of the years ended December 31, 2012, 2011, and 2010, respectively. At December 31, 2012 and 2011, two Search Customers accounted for more than 90% of the Company's accounts receivable balance.

Geographic revenue information, as determined by the location of the customer, is presented below (in thousands):

	Years ended December 31,		
	2012	2011	2010
United States	$402,656	$226,229	$209,029
International	4,263	2,584	5,314
Total	$406,919	$228,813	$214,343

Fair value of financial instruments: The Company does not measure the fair value of any financial instrument other than cash equivalents, available-for-sale investments, derivative instruments, and its investment in a privately-held company. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying values of other financial instruments (accounts receivable, other receivables, and accounts payable), other current assets and accrued expenses, and other current liabilities are not recorded at fair value but approximate fair values primarily due to their short-term nature.

If quoted prices in active markets for identical assets or liabilities are not available to determine fair value, then the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable either directly or indirectly. This pricing methodology applies to the Company's Level 2 instruments such as corporate notes and bonds, agency securities, municipal bonds, money market funds, and insured time deposits. Level 3 instruments are valued using internally developed models with unobservable inputs, which will vary based on the instrument. The Company values the Warrant, classified within Level 3 by using the Black-Scholes valuation model which has significant unobservable marketable inputs; those unobservable inputs are based on historical and observable information, primarily the Company's stock price, and are not expected to vary materially unless the stock price varies materially. If the Company's stock price at December 31, 2012 had been twenty percent higher at that date, the fair value of the Warrant would have been thirty-two percent higher, resulting in an increase in the Company's loss on derivative instrument for the year ended December 31, 2012, of $2.7 million.

The Company's Level 2 investments are priced based on similar investments or assets without applying significant adjustments. In addition, all of the Company's Level 2 investments have a sufficient level of trading volume to demonstrate that the fair values used are appropriate for these investments.

Income taxes: The Company accounts for income taxes under the asset and liability method, under which deferred tax assets, including net operating loss carryforwards, and liabilities are determined based on temporary differences between the book and tax bases of assets and liabilities. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent the Company believes a portion will not be realized. The Company considers many factors when assessing the likelihood of future realization of the deferred tax assets, including the recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carryforward periods available for tax reporting purposes, and other relevant factors. There is a wide range of possible judgments relating to the valuation of the Company's deferred tax assets.

During the year ended December 31, 2012, the Company provided a valuation allowance against certain net deferred tax assets. During the year ended December 31, 2011, based on the weight of available evidence, the Company determined that it was more likely than not that it would realize $18.9 million of its deferred tax assets in the foreseeable future. Accordingly the Company released the valuation allowance against this portion of its deferred tax assets and retained the valuation allowance against the remainder at year end. During the year ended December 31, 2010, the Company provided a full valuation allowance against its net deferred tax assets.

Lease accounting: The Company leases office space and computer equipment used in its data centers. These leases are classified as either capital leases or operating leases, as appropriate. The amortization of assets under capital leases is included in depreciation expense. For the years ended December 31, 2012, 2011, and 2010, $0, $188,000, and $537,000, respectively, of amortization for assets acquired under capital leases was included in depreciation expense.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates include those used for impairment of goodwill and other intangible assets, useful lives of other intangible assets, purchase accounting, valuation of investments, valuation of the Warrant and interest rate swap derivatives, revenue recognition, the estimated allowance for sales returns and doubtful accounts, internally developed software, accrued contingencies, stock option valuation, and valuation allowance for deferred tax assets. Actual amounts may differ from estimates.

Recent accounting pronouncements: Changes to GAAP are established by the FASB in the form of ASUs to the FASB's Accounting Standards Codification. The Company considers the applicability and impact of all recent ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on the Company's consolidated financial position and results of operations.

In July 2012, the FASB issued an ASU to simplify how entities test indefinite-lived intangible assets for impairment to improve consistency in impairment testing requirements among long-lived asset categories. The ASU permits an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. For assets for which this assessment concludes it is more likely than not that the fair value is more than its carrying value, this ASU eliminates the requirement to perform quantitative impairment testing as outlined in the previously issued standards. The Company early adopted the new standard on October 1, 2012. The adoption of this ASU did not materially impact the Company's consolidated condensed financial statements.

Note 3: Business Combinations

Presented below is information regarding the Company's business combinations during the years ended December 31, 2012, 2011, and 2010, including information about the purchase price accounting from these transactions.

TaxACT Holdings. On January 31, 2012, the Company acquired all of the outstanding stock of TaxACT Holdings and its wholly-owned subsidiary, 2nd Story, which operates the TaxACT tax preparation online service and software business. The Company paid $287.5 million in cash for this acquisition, less certain transaction expenses, and subject to certain specified working capital adjustments. The acquisition of the TaxACT business was funded from the Company's cash reserves and from the net proceeds of a $105 million credit facility (of which $100 million was drawn at the transaction's close). See Note 10 for further discussion of the credit facility. The acquisition was intended to diversify the Company's business model and expand its operations. Under the acquisition method, assets acquired and liabilities assumed are recorded at their fair values as of the acquisition date. Any excess of the purchase price over the fair values of the net assets acquired is recorded as goodwill. Final valuations are as follows (in thousands):

	Fair Value
Tangible assets acquired	$ 22,465
Liabilities assumed	17,759
Identifiable net assets acquired	$ 4,706
Fair value adjustments to intangible assets	
Customer relationships	$ 101,400
Proprietary technology	29,800
Trade name	19,499
Fair value of intangible assets acquired	$ 150,699
Purchase price:	
Cash paid	$ 287,500
Less identifiable net assets acquired	(4,706)
Plus deferred tax liability related to intangible assets	53,380
Less fair value of intangible assets acquired	(150,699)
Excess of purchase price over net assets acquired, allocated to goodwill	$ 185,475

The Company recorded acquisition costs of $1.1 million in 2012 and $305,000 in 2011, which were recognized in general and administrative expenses. The Company incurred $2.3 million of debt origination costs related to the credit facility used to help fund the acquisition, which the Company plans to amortize to interest expense over the term of the credit facility. The Company did not assume any equity awards or plans from 2nd Story. Following the completion of the acquisition, the Company issued 380,000 options and 167,000 RSUs to 2nd Story's employees as an incentive for future services and at levels consistent with other employee awards.

The Company's estimates of the economic lives of the acquired assets are eight years for the customer relationships, four years for the proprietary technology, approximately three years for the personal property assets, and the trade name is estimated to have an indefinite-life. The Company plans to amortize the assets over their respective estimated lives.

The goodwill arising from the TaxACT acquisition consists largely of the ability to attract new customers and develop new technologies post acquisition, which do not qualify for separate recognition. The Company determined that no portion of the goodwill arising from the TaxACT acquisition will be deductible for income tax purposes, except in one state where the Company made an election to recognize the gain on a deemed asset acquisition. The goodwill and the trade name will be tested for impairment at least annually.

The gross contractual amount of trade accounts receivable acquired was $9.4 million, all of which has been collected. The Company recorded a fair value of $304,000 for deferred revenue associated with the TaxACT business's data storage and retrieval service, which 2nd Story, prior to the acquisition, had recorded at $5.1 million as of the acquisition date.

Since the acquisition date, the Company has included in its consolidated results the financial results of operations of the TaxACT business, which included total revenue of $62.1 million and a contribution to the Tax Preparation segment income of $30.1 million.

Pro Forma Financial Information of Acquisitions (unaudited)

The financial information in the table below summarizes the combined results of operations of Blucora and 2nd Story on a pro forma basis, as though they had been combined as of the beginning of each period presented. This pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition occurred at the beginning of each period presented. The pro forma revenues and income from continuing operations for the years ended December 31, 2012 and 2011 combines the historical results of operations of the Company and 2nd Story for the year ended December 31, 2011, and combines the historical results of the Company for the year ended December 31, 2012 with the results of 2nd Story for the month ended January 31, 2012.

The following amounts are in thousands:

	Year ended December 31,	
	2012	2011
Revenues	$427,809	$307,594
Income from continuing operations	$ 26,819	$ 11,251

Mercantila

On May 10, 2010, the Company acquired certain assets from Mercantila, Inc., an e-commerce company. The acquisition was intended to diversify the Company's business model and expand its operations into the online retail industry. On June 22, 2011, the Company sold its Mercantila e-commerce business to Zoo Stores, Inc., and the results of operations from the Mercantila business are reflected as discontinued operations for all periods presented in the Company's Annual Report on Form 10-K. Nikhil Behl, a former Named Executive Officer of Blucora, owned a majority interest in Zoo Stores at the time of the transaction, and Mr. Behl ceased to be an officer of, or otherwise affiliated with, Blucora upon the closing of the transaction.

Since the acquisition date, the Company has included in its consolidated results the financial results of the operation of its acquired Mercantila, Inc. assets, which included $49.4 million of revenue, a contribution to loss from discontinued operations of $6.8 million, and a loss on sale of $7.7 million.

The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at their date of acquisition as follows (in thousands):

Tangible assets acquired	$ 2,234
Liabilities assumed	(8,231)
Identifiable net liabilities assumed	$ (5,997)
Fair value adjustments to intangible assets	
License for use of developed core technology	$ 893
Internet domain names	452
Customer relationships	39
Fair value of net liabilities assumed	$ (4,613)
Purchase price:	
Cash paid	$ 7,800
Plus identifiable net liabilities assumed	5,997
Less fair value of intangible assets acquired	(1,384)
Excess of purchase price over net assets acquired, allocated to goodwill	$12,413

The Company expected that goodwill would be deductible for tax purposes.

The customer relationships had estimated useful lives of 12 months and were amortized over their lives under the straight-line method. The developed core technology had an estimated useful life of 24 months, after which the Company assumed that substantial modifications and enhancements would be required for the technology to remain competitive. The license was amortized over its life proportionately to the estimated total revenue to be generated through the acquired technology. The Company determined that the acquired Internet domain names had indefinite lives, and, therefore, these intangible assets were not amortized to expense.

Direct transaction costs of approximately $337,000 include estimated investment banking and legal fees directly related to the acquisition and the Company recorded a charge to general and administrative expenses in the year ended December 31, 2010.

Make The Web Better

On April 1, 2010, the Company purchased assets consisting of web properties and licenses for content and technology from Make The Web Better, a search distribution partner and privately-held developer of online products used on social networking sites, for $13.0 million. The purchase was intended to increase profitability and increase the proportion of the search services revenue generated through the Company's owned and operated properties. The purchase consideration included an initial cash payment of $8.0 million, with the remaining consideration payable in cash and contingent on future financial performance.

The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at their date of acquisition as follows (in thousands):

Installed code base technology	$ 12,650
License for use of developed core technology	235
Prepaid hosting services	115
Identifiable assets acquired	$ 13,000
Purchase price:	
Cash paid	$ 8,000
Contingent consideration	5,000
Purchase price	$ 13,000
Less identifiable assets acquired	(13,000)
Excess of purchase price over net assets acquired, allocated to goodwill	$ —

The installed code base technology, technology license, and prepaid hosting services have estimated useful lives of 57 months, 33 months, and five months, respectively. The installed code base technology and the license are amortized proportionately over their lives based on the estimated total revenue to be generated through the acquired technology, adjusted for revisions in the estimated total revenue expected to be generated. The prepaid hosting services is amortized over its life under the straight-line method. The Company expects that any consideration paid in excess of the original $5.0 million contingent consideration will be deductible for tax purposes.

Revenue generated from search traffic on the Make The Web Better site was $3.1 million in 2012, $8.2 million in 2011, and $16.4 million in 2010. Other than the amortization expense of $752,000 in 2012, $2.6 million in 2011, and $9.0 million in 2010 associated with the recognized code base intangible asset, direct operating costs associated with the revenue generated by this site are not significant. Additionally, see Note 2 for costs related to a contingent consideration arrangement with the former owners of Make The Web Better.

Note 4: Goodwill and Other Intangible Assets

The following table presents the changes in goodwill by reportable segment during the period from January 1, 2011 to December 31, 2012 (in thousands):

	Search	Tax Preparation	Total
Goodwill as of January 1, 2011 and 2012	$44,815	$ —	$ 44,815
Additions	—	185,475	185,475
Goodwill as of December 31, 2012	$44,815	$185,475	$230,290

In 2012, the additions to goodwill relate to the Company's acquisition of TaxACT as described in Note 3.

Impairment Assessments: The Company performs its annual assessment of possible impairment of goodwill and other indefinite-lived intangible assets as of November 30, or more frequently if events and circumstances indicate that impairment may have occurred. As of November 30, 2012 and 2011, the Company had no impairments.

Intangible assets other than goodwill consisted of the following (in thousands):

	December 31, 2012			December 31, 2011		
	Gross carrying amount	Accumulated amortization	Other intangible assets, net	Gross carrying amount	Accumulated amortization	Other intangible assets, net
Definite-lived intangible assets:						
Installed code base technology	$ 12,650	$(12,369)	$ 281	$12,650	$(11,618)	$1,032
Core technology	1,085	(1,085)	—	1,085	(1,085)	—
Tax Preparation customer relationships	101,400	(11,619)	89,781	—	—	—
Tax Preparation proprietary technology	29,800	(6,829)	22,971	—	—	—
Other	6,667	(6,667)	—	6,667	(6,667)	—
Total definite-lived intangible assets	151,602	(38,569)	113,033	20,402	(19,370)	1,032
Indefinite-lived intangible assets	19,782	—	19,782	283	—	283
Total	$171,384	$(38,569)	$132,815	$20,685	$(19,370)	$1,315

Indefinite-lived intangible assets other than goodwill relate primarily to trade names associated with the 2012 acquisition of TaxACT.

The Company amortizes definite-lived intangible assets over their expected useful lives under the straight-line method, except for the installed code base technology, which is amortized proportional to expected revenue. Information about expected amortization of definite-lived intangible assets held as of December 31, 2012 in the next five years is presented in the below table (in thousands):

	2013	2014	2015	2016	2017	Total
Statement of operations location of amortization:						
Cost of sales	$ 7,668	$ 7,513	$ 7,450	$ 621	$ —	$23,252
Amortization of intangible assets	12,675	12,675	12,675	12,675	12,675	63,375
Total	$20,343	$20,188	$20,125	$13,296	$12,675	$86,627

The weighted average amortization period for definite-lived intangible assets is 75 months.

Note 5: Balance Sheet Components

Short-term investments classified as available-for-sale at December 31, 2012 and 2011 consisted of the following, stated at fair value (in thousands):

	December 31,	
	2012	2011
U.S. government securities	$41,402	$162,170
Taxable municipal bonds	36,043	—
Commercial paper	9,396	49,484
Time deposits	7,169	—
Total short-term investments available-for-sale	$94,010	$211,654

Maturity information was as follows for investments classified as available-for-sale at December 31, 2012 (in thousands):

	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Within one year	$94,029	$ 36	$ (55)	$94,010
Greater than one year	—	—	—	—
Total	$94,029	$ 36	$ (55)	$94,010

Maturity information was as follows for investments classified as available-for-sale at December 31, 2011 (in thousands):

	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Within one year	$211,622	$ 34	$ (2)	$211,654
Greater than one year	—	—	—	—
Total	$211,622	$ 34	$ (2)	$211,654

Prepaid expenses and other current assets, net consisted of the following as of December 31, 2012 and 2011 (in thousands):

	December 31, 2012	2011
Prepaid expenses and other current assets, net		
Prepaid expenses	$ 5,268	$1,878
Other current assets, net	5,643	80
Total prepaid expenses and other current assets, net	$10,911	$1,958

Property and equipment consisted of the following as of December 31, 2012 and 2011 (in thousands):

	December 31,	
	2012	2011
Property and equipment		
Computer equipment and data center	$ 13,262	$ 10,712
Purchased software	5,046	4,594
Internally developed software	4,691	3,972
Office equipment	1,758	1,665
Office furniture	612	462
Leasehold improvements and other	3,400	3,133
	28,769	24,538
Accumulated depreciation	(22,636)	(19,261)
	6,133	5,277
Capital projects in progress	1,400	—
Total property and equipment	$ 7,533	$ 5,277

At December 31, 2012 and 2011, unamortized internally-developed software was $1.4 million and $1.6 million, respectively, and for the years ended December 31, 2012 and 2011, the Company recorded depreciation expense for internally-developed software of $947,000 and $877,000, respectively.

Accrued expenses and other current liabilities consisted of the following as of December 31, 2012 and 2011 (in thousands):

	December 31, 2012	December 31, 2011
Accrued expenses and other current liabilities		
Salaries and related expenses	$ 5,185	$ 4,014
Accrued content costs	3,017	1,141
Business acquisition contingent liability	1,101	3,184
Other	3,977	1,910
Total accrued expenses and other current liabilities	$13,280	$10,249

Note 6: Fair Value Measurements

The Company measures its investments and derivative instruments at fair value under GAAP. The fair value hierarchy of the Company's financial assets and liabilities carried at fair value and measured on a recurring basis is as follows (in thousands):

		Fair value measurements at the re porting date using		
	December 31, 2012	Quoted prices in active markets using identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets				
Cash equivalents:				
U.S. government securities	$ 6,900	$—	$ 6,900	$ —
Money market and other funds	13,723	—	13,723	—
Commercial paper	6,999	—	6,999	—
Time deposits	1,245	—	1,245	—
Taxable municipal bonds	8,794	—	8,794	—
Total cash equivalents	37,661	—	37,661	—
Available-for-sale securities:				
U.S. government securities	41,402	—	41,402	—
Commercial paper	9,396	—	9,396	—
Time deposits	7,169	—	7,169	—
Taxable municipal bonds	36,043	—	36,043	—
Total available-for-sale securities	94,010	—	94,010	—
Total assets	131,671	—	131,671	—
Liabilities				
Derivative instruments				
Warrant (see Note 8)	(8,564)	—	—	(8,564)
Interest rate swap (see Note 10)	(410)	—	(410)	—
Total liabilities	(8,974)	—	(410)	(8,564)
Total assets and liabilities at fair value	$122,697	$—	$131,261	$(8,564)

Form 10-K

		Fair value measurements at the reporting date using		
	December 31, 2011	Quoted prices in active markets using identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets				
Cash equivalents:				
Money market funds	$ 32,637	$—	$ 32,637	$—
Commercial paper	20,000	—	20,000	—
Total cash equivalents	52,637	—	52,637	—
Available-for-sale securities:				
U.S. government securities	162,170	—	162,170	—
Commercial paper	49,484	—	49,484	—
Total available-for-sale securities	211,654	—	211,654	—
Total assets at fair value	$264,291	$—	$264,291	$—

There were no financial assets measured on a recurring basis by using significant Level 3 inputs during the year ended December 31, 2011. The Company reviews the impairments of its available-for-sale investments and classifies the impairment of any individual available-for-sale investment as either temporary or other-than-temporary. The differentiating factors between temporary and other-than-temporary impairments are primarily the length of the time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Note 7: Stockholders' Equity

Stock Incentive Plans

The Company's stock incentive plans generally provide employees, officers, directors, independent contractors, and consultants of the Company an opportunity to purchase shares of stock by exercising nonqualified stock options (which are options that are not described in Section 422 of the Internal Revenue Code of 1986, as amended). The plans also provide for the sale or granting of stock and RSUs to eligible individuals in connection with the performance of service for the Company. Finally, the plans authorize the grant of stock appreciation rights, either separately or in tandem with stock options, which entitle holders to cash compensation measured by appreciation in the value of the stock. The stock incentive plans are administered by the Compensation Committee of the Board of Directors, which is composed of non-employee directors. The Company issues new shares upon exercise of options and upon the vesting of RSUs.

1996 Plan: The Company primarily has one stock plan, the Restated 1996 Flexible Stock Incentive Program (the "***1996 Plan***"), that was used for grants during 2012, 2011, and 2010. RSUs and options granted under the 1996 Plan typically are scheduled to vest over three years or less, with 33 1/3% vesting one year from the date of grant and the remainder vesting ratably thereafter on a semi-annual basis. Options and RSUs granted in 2012, 2011, and 2010 under the 1996 Plan generally, with a few exceptions, vest over a period of three years, with 33 1/3% vesting one year from the date of grant and the remainder vesting ratably thereafter on a semi-annual basis, and expire seven years from the date of grant. There are a few exceptions to this vesting schedule, which provide for vesting at different rates or based on achievement of performance targets.

Through January 1, 2011, the number of shares available for grant pursuant to securities issued under the 1996 Plan increased annually on the first day of January by an amount equal to the lesser of (A) five percent of the Company's outstanding shares at the end of the Company's preceding fiscal year or (B) a lesser amount determined by the Board of Directors. This evergreen provision subsequently expired and was removed from the plan. The 1996 Plan limits the number of shares of common stock that may be granted to any one individual pursuant to stock options in any fiscal year of the Company to 800,000 shares, plus an additional 800,000 shares in connection with his or her initial employment with the Company, which initial grant does not count against the limit.

In 2011, the Company granted MSUs under the 1996 Plan. The actual amount of MSUs earned was 150% of the target award, based on the change in the Company's total stockholder return relative to the change in the closing value of the iShares Russell 2000 Index. Each MSU represents the right to receive one share of Blucora common stock upon satisfaction of the performance measure and vesting. One-third of the earned MSUs vested on April 1, 2012, and the remaining earned MSUs are scheduled to vest in equal installments on each of April 1, 2013 and 2014. If an option, RSU, or MSU award is surrendered or for any other reason unused, in whole or in part, the shares that were subject to the award shall continue to be available under the 1996 Plan.

2001 Plan: In 2012, the Company terminated its 2001 Nonstatutory Stock Option Plan, under which nonqualified stock options to purchase common stock or shares of restricted stock could be granted to employees. At December 31, 2012, no awards remained available for grant from that plan.

Plans and awards assumed through acquisition: In addition to the plans described above, the Company has assumed stock incentive plans and awards through acquisitions. The majority of the plans assumed have expired; one plan has options outstanding although the plan has expired. There are no shares available for grant as of December 31, 2012 under any plan assumed through acquisition.

A summary of the general terms of options to purchase common stock, RSUs and MSUs previously granted under these plans, including options outstanding and available for grant at December 31, 2012, is as follows:

	1996 Plan	2001 Plan
Requisite service period in years	4 or less	3 or less
Life in years	7 or 10	7 or 10
Options, RSUs, and MSUs outstanding at December 31, 2012	4,583,627	65,550
Options, RSUs, and MSUs available for grant at December 31, 2012	4,953,656	—

Form 10-K

	Options	Weighted average exercise price
Outstanding December 31, 2009	6,175,979	$13.74
Granted	1,755,600	9.74
Forfeited	(605,032)	11.41
Expired	(1,006,259)	20.32
Exercised	(274,495)	8.53
Outstanding December 31, 2010	6,045,793	11.95
Granted	1,540,350	8.71
Forfeited	(764,354)	8.93
Expired	(701,082)	18.64
Exercised	(2,153,410)	7.95
Outstanding December 31, 2011	3,967,297	12.26
Granted	1,014,200	12.16
Forfeited	(150,000)	9.61
Expired	(130,958)	34.18
Exercised	(956,900)	9.43
Outstanding December 31, 2012	3,743,639	$12.29
Options exercisable, December 31, 2012	2,228,437	$13.33
Options exercisable and expected to vest after December 31, 2012*	3,495,256	$12.39

* Options expected to vest reflect an estimated forfeiture rate.

All grants in 2012, 2011, and 2010 were made at an exercise price equal to the market price at the date of grant. Additional information regarding options outstanding for all plans as of December 31, 2012, is as follows:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (yrs.)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$7.10 – 8.63	503,262	4.70	$ 7.88	322,860	$ 7.52
$8.70 – 8.70	200,000	5.82	8.70	200,000	8.70
$8.74 – 8.74	855,500	5.38	8.74	455,500	8.74
$8.80 – 10.78	443,400	3.84	9.63	393,239	9.64
$11.01 – 11.39	539,227	4.46	11.25	168,788	11.24
$11.82 – 12.31	423,100	5.51	12.26	63,500	12.20
$12.76 – 23.45	207,600	5.02	16.28	53,000	21.91
$24.29 – 24.29	450,000	0.01	24.29	450,000	24.29
$24.47 – 25.43	120,550	0.64	24.71	120,550	24.71
$27.17 – 27.17	1,000	0.31	27.17	1,000	27.17
Total	3,743,639	4.19	$12.29	2,228,437	$13.33

Restricted stock units: Activity and weighted average grant date fair value information regarding all RSU grants are summarized as follows:

	Restricted stock	Weighted average grant date fair value
Outstanding December 31, 2009	1,578,269	$ 8.46
Granted	1,239,959	9.92
Forfeited	(374,288)	8.81
Vested	(1,066,455)	9.01
Outstanding December 31, 2010	1,377,485	9.26
Granted	291,500	8.86
Forfeited	(377,825)	9.07
Vested	(676,680)	9.30
Outstanding December 31, 2011	614,480	9.14
Granted	656,850	13.19
Forfeited	(111,706)	9.13
Vested	(334,336)	9.12
Outstanding December 31, 2012	825,288	$12.38
Expected to vest after December 31, 2012*	706,018	$12.38

* RSUs expected to vest reflect an estimated forfeiture rate.

Market stock units: Activity and weighted average grant date fair value information regarding all MSU grants are summarized as follows:

	Market stock units	Weighted average grant date fair value
Outstanding December 31, 2010	—	$ —
Granted	155,250	9.28
Forfeited	(52,750)	9.28
Outstanding December 31, 2011	102,500	9.28
Performance adjustment	40,125	9.28
Cancelled	(22,250)	9.28
Vested	(40,125)	9.28
Outstanding December 31, 2012	80,250	$9.28
Expected to vest after December 31, 2012*	70,142	$9.28

* MSUs expected to vest reflect an estimated forfeiture rate.


Form 10-K

Other Plans:

1998 Employee Stock Purchase Plan: The Company adopted the ESPP in August 1998. The ESPP is intended to qualify under Section 423 of the Code and permits eligible employees of the Company and its subsidiaries to purchase common stock through payroll deductions of up to 15% of their compensation. Under the ESPP, no employee may purchase common stock worth more than $25,000 in any calendar year, valued as of the first day of each offering period. In addition, owners of 5% or more of the Company's or one of its subsidiary's common stock may not participate in the ESPP. An aggregate of 1,360,000 shares of common stock are authorized for issuance under the ESPP. The ESPP was implemented with six-month offering periods that begin on each February 1 and August 1. The price of common stock purchased under the ESPP is the lesser of 85% of the fair market value on the first day of an offering period or 85% of the fair market value on the last day of an offering period. The ESPP does not have a fixed expiration date, but may be terminated by the Company's Board of Directors at any time. There were 62,058, 54,289, and 53,596 shares issued for the ESPP periods that ended in 2012, 2011, and 2010, respectively. During the year ended December 31, 2012, financing cash generated from the purchase of shares through the ESPP amounted to $601,000. The Company issues new shares upon purchase through the ESPP.

Stock Sale and Warrant:

On August 23, 2011, as part of a negotiated agreement, the Company added Andrew M. Snyder to its Board of Directors and entered into agreements to sell stock and issue a warrant to CIG, the investment entity that Mr. Snyder heads as President. In connection with those agreements, the details of which were disclosed under Items 1.01 and 3.02 in the Current Report on Form 8-K filed on August 23, 2011, Blucora sold to CIG 764,192 newly-issued shares of unregistered Blucora common stock at a purchase price of $9.16 per share and issued to CIG a warrant to purchase one million shares of Blucora common stock, exercisable at a price of $9.62 per share. The Warrant was originally scheduled to expire on August 23, 2014, but the completion of the acquisition of the TaxACT business on January 31, 2012, as discussed in Note 8, was an event under the Warrant's terms that extended the expiration date to the earlier of August 23, 2017 or the effective date of a change of control of Blucora.

Note 8: Stock-based Compensation Expense

For the years ended December 31, 2012, 2011, and 2010, the Company recognized compensation expense related to stock options, RSUs and MSUs in continuing operations of $13.2 million, $7.7 million, and $13.9 million, respectively. To estimate the compensation cost that was recognized for the years ended December 31, 2012, 2011, and 2010, the Company used the Black-Scholes-Merton option-pricing model with the following weighted-average assumptions for equity awards granted:

	Years ended December 31,		
	2012	2011	2010
Stock option grants:			
Risk-free interest rate	0.26% - 1.57%	0.25% - 1.58%	0.44% - 1.94%
Expected dividend yield	0%	0%	0%
Expected volatility	40% - 48%	40% - 50%	48% - 53%
Expected life	3.3 years	3.0 years	3.1 years
Non-employee stock option grant:			
Risk-free interest rate	0.26%	—	—
Expected dividend yield	0%	—	—
Expected volatility	38% - 41%	—	—
Expected life	1.6 - 2.2 years	—	—
Market stock unit grants			
Risk-free interest rate	—	0.15%	—
Blucora expected dividend yield	—	0%	—
iShares Russell 2000 Index expected dividend yield	—	1.08%	—
Blucora closing stock price	—	$8.74	—
iShares Russell 2000 Index closing price	—	$82.29	—
Blucora expected volatility	—	37.4%	—
iShares Russell 2000 Index expected volatility	—	20.3%	—
Measurement period	—	1.0 years	—
Warrant grant:			
Risk-free interest rate	0.68% - 0.89%	0.46%	—
Expected dividend yield	0%	0%	—
Expected volatility	46% - 48%	39%	—
Expected life	4.6 - 5.4 years	2.0 years	—

The risk-free interest rate is based on the implied yield available on U.S. Treasury issues with an equivalent remaining term. The Company paid a special dividend in January 2008, and may pay special dividends in the future, but does not expect to pay recurring dividends. The expected volatility is based on historical volatility of the Company's stock for the related expected life of the option. The expected life of the equity award is based on historical experience.

As of December 31, 2012, total unrecognized stock-based compensation cost related to unvested stock options, unvested RSUs and unvested MSUs was $6.2 million, based on the Company's estimate of its pre-vesting forfeiture rate. The balance at December 31, 2012 is expected to be recognized over a weighted average period of approximately 16 months. Total unrecognized stock-based compensation cost related to unvested stock options was $1.8 million, which is expected to be recognized over a weighted average period of approximately 15 months. Total unrecognized stock-based compensation cost related to unvested RSU grants was $4.3 million, which is expected to be recognized over a weighted average period of approximately 16 months. Total unrecognized stock-based compensation cost related to unvested MSU grants was $133,000, which is expected to be recognized over a weighted average period of approximately 13 months.

The Company has included the following amounts for stock-based compensation cost, including the cost related to the ESPP, in the accompanying Statement of operations and comprehensive income for the years ended December 31, 2012, 2011, and 2010 (amounts in thousands):

	Years ended December 31,		
	2012	2011	2010
Cost of sales	$ 558	$ 286	$ 461
Engineering and technology	1,180	821	1,298
Sales and marketing	1,909	1,002	2,631
General and administrative	9,576	5,579	9,528
Total	13,223	$7,688	$13,918

Financing cash flow generated by tax benefits from stock-based award activity was $23.0 million in 2012. Excluded from the amounts recorded in the above categories of operating expense for the years ended December 31, 2012, 2011, and 2010 are the following amounts that were capitalized as part of internally developed software, and amounts that were reclassified as discontinued operations (amounts in thousands):

	Years ended December 31,		
	2012	2011	2010
Internally developed software	$121	$ 206	$ 259
Discontinued operations	—	(159)	833
Total	$121	$ 47	$1,092

The stock based compensation expense for year ended December 31, 2011 includes $1.9 million fair value classified to general and administrative expenses for the Warrant issued in August 2011. The acquisition of the TaxACT business on January 31, 2012 fulfilled the Warrant agreement's remaining performance condition and extended the Warrant's expiration date. The extension of the Warrant's term was a modification that resulted in a $4.3 million charge to stock-based compensation expense equal to the increase in the Warrant's fair value and was recognized in general and administrative expenses in the first quarter of 2012. Additionally, subsequent to the modification, the Company treated the award as a derivative instrument, and the modification date fair value previously recognized in paid in capital of $6.2 million was classified as a current liability. The Warrant's fair value will be determined each reporting period until settled, with gains or losses related to the change in fair value recorded in other loss (income), net. The Warrant's fair value at December 31, 2012 is $8.5 million and the Company recorded a loss of $2.3 million in the year ended December 31, 2012. The Company recorded $6.6 million in total expense relating to the modification and subsequent change in fair value for the Warrant for the year ended December 31, 2012.

In October 2011, the Company granted 200,000 stock options to a non-employee who performed acquisition-related activities, and the award's vesting was predicated on completing a qualified acquisition per the terms of the award. No expense was recognized in 2011 as a qualified acquisition did not occur. The expense for the award was recognized in 2012, due to the completion of the TaxACT acquisition on January 31, 2012, which, as discussed in Note 3, was considered to be a qualifying acquisition. The modification of the award resulted in a charge to stock-based compensation expense in 2012 of $914,000.

In May 2012, the Company granted 190,000 performance-based stock options to certain employees who perform acquisition-related activities, and the awards' vestings are predicated on completing qualified acquisitions per the terms of the awards. No expense was recognized in 2012, as a qualified acquisition did not occur.

Stock-based compensation expense recognized during the years ended December 31, 2012, 2011, and 2010 is based on the grant date fair values estimated using the Black-Scholes-Merton option pricing model for options granted, the fair value at date of grant for RSUs and the Monte Carlo valuation method for the MSU grants. The Company has historically disclosed and currently recognizes stock-based compensation expense over the vesting period for each separately vesting portion of a share-based award as if they were, in substance, individual share-based awards. The Company estimates forfeitures at the time of grant and revises those estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The weighted average fair value for options granted in the years ended December 31, 2012, 2011, and 2010 was $3.84, $2.80, and $3.47 per share, respectively. The Company issues new shares upon exercise of options to purchase common stock and vesting of RSUs.

The total intrinsic value of RSUs vested, MSUs vested, options exercised, and shares purchased pursuant to the ESPP during the years ended December 31, 2012, 2011, and 2010 is supplemental information for the consolidated statements of cash flows and is presented below (amounts in thousands):

	Years ended December 31,		
	2012	2011	2010
RSUs vested	$4,663	$5,945	$10,097
MSUs vested	$ 511	$ —	$ —
Options exercised	$3,886	$2,474	$ 436
Shares purchased pursuant to ESPP	$ 277	$ 100	$ 107

Awards outstanding at December 31, 2012 have the following total intrinsic value and weighted average remaining contractual terms:

	Outstanding at December 31, 2012	Intrinsic value (in thousands)	Weighted average remaining contractual term (in years)
Options outstanding	3,743,639	$18,126	4.2
Options exercisable and outstanding	2,228,437	$10,585	3.4
Restricted stock units outstanding	825,288	$12,965	1.0
Market stock units outstanding	80,250	$ 1,261	0.9

Options vested and outstanding at December 31, 2012 and expected to vest in the future, based on the Company's estimate of its pre-vesting forfeiture rate, have an intrinsic value of $16.9 million and weighted average remaining contractual term of 4.1 years. RSUs expected to vest after December 31, 2012, based on the Company's estimate of its pre-vesting forfeiture rate, have an intrinsic value of $11.1 million and weighted average remaining contractual term of 11 months. MSUs expected to vest after December 31, 2012, based on the Company's estimate of its pre-vesting forfeiture rate, have an intrinsic value of $1.1 million and weighted average remaining contractual term of 10 months. Cash generated from the exercise of stock options amounted to $9.1 million for the year ended December 31, 2012.

Note 9: Commitments and Contingencies

The Company has noncancellable operating leases for its corporate facilities. The leases run through 2020. Rent expense under operating leases totaled $1.8 million, $1.8 million, and $1.3 million for the years ended December 31, 2012, 2011, and 2010, respectively.

The Company's debt commitments are included in the Company's consolidated balance sheets. The Company's contractual commitments are as follows for the following years ending December 31 (in thousands):

	2013	2014	2015	2016	2017	Thereafter	Total
Operating lease commitments	$ 919	$ 1,770	$ 1,599	$ 1,222	$ 1,259	$3,649	$10,418
Less sublease income	(36)	—	—	—	—	—	(36)
Net lease payments required	883	1,770	1,599	1,222	1,259	3,649	10,382
Purchase commitments	1,272	581	423	92	61	—	2,429
Debt commitments	4,750	9,500	13,062	14,250	32,934	—	74,496
Total	$6,905	$11,851	$15,084	$15,564	$34,254	$3,649	$87,307

Purchase commitments. The Company's purchase commitments are primarily comprised of non-cancelable service agreements for its data centers.

The Company has pledged a portion of its cash as collateral for standby letters of credit and bank guaranties for certain of its property leases and banking arrangements. At December 31, 2012, the total amount of collateral pledged under these agreements was $3.4 million.

The above table does not reflect unrecognized tax benefits of approximately $1.2 million, the timing of which is uncertain. For additional discussion on unrecognized tax benefits see Note 12.

Debt commitments: The Company's debt commitments consist of the minimum scheduled loan payments related to the credit facility that 2nd Story entered into to help finance the acquisition of the TaxACT business. 2nd Story may repay the amounts outstanding under the credit facility before its term is complete, depending on the cash generated by the TaxACT business's operations.

Off-balance sheet arrangements. The Company has no off-balance sheet arrangements other than operating leases. The Company does not believe that these operating leases are material to its current or future financial position, results of operations, revenues or expenses, liquidity, capital expenditures or capital resources.

Litigation

From time to time the Company is subject to various legal proceedings or claims that arise in the ordinary course of business. Although the Company cannot predict the outcome of these matters with certainty, the Company's management does not believe that the disposition of these ordinary course matters will have a material adverse effect on the Company's financial position, results of operations or cash flows.

Note 10: Debt

On January 31, 2012 in conjunction with closing the Company's acquisition of the TaxACT business, 2nd Story entered into an agreement with a syndicate of lenders for a $105 million credit facility, consisting of $95 million term loan and up to $10 million under a revolving credit facility. 2nd Story's obligations under the credit agreement are guaranteed by TaxACT Holdings, a direct subsidiary of the Company and the direct parent of 2nd Story, and are secured by the assets of the TaxACT business and the 2nd Story equity owned by TaxACT Holdings. On January 31, 2012, 2nd Story borrowed $95 million of term debt and $5 million under the revolving credit facility.

The $95 million term loan requires quarterly principal payments and matures on January 31, 2017. See the loan repayment schedule in Note 9. The interest rate on amounts borrowed under the term loan and the revolving loan is variable and payable as of the end of each interest period or, if more frequent, quarterly, based upon, at the election of 2nd Story, the Alternate Base Rate or the LIBOR Rate, plus the Applicable Margin (as such terms are defined in the credit agreement). The Applicable Margin is dependent on the consolidated Total Leverage Ratio (as defined in the credit agreement) of TaxACT Holdings and ranges from 2.0% to 3.5% for borrowings tied to the Alternative Base Rate and 3.0% to 4.5% for borrowings tied to the LIBOR Rate.

A portion of any excess cash flows, as the term is defined in the credit agreement, must be used to make a mandatory prepayment on the term loan within ninety days of June 30, 2013 and thereafter within 90 days of June 30th in succeeding years in the event that the leverage ratio is more than two-to-one on June 30th of that year. Amounts outstanding under the term loan may be prepaid without penalty. In 2012, 2nd Story repaid $25.5 million of the debt, including the balance of revolving credit facility. The remaining amount of debt outstanding under the term loan as of December 31, 2012 was $74.5 million. The credit agreement covenants limit 2nd Story and its parent, TaxACT Holdings, from, in certain circumstances, incurring additional indebtedness, incurring liens, paying dividends to the Company, making capital expenditures over stipulated maximums, allowing the consolidated Total Leverage Ratio (as defined in the credit agreement) to exceed stipulated levels over the debt term, and allowing the Fixed Charge Coverage Ratio to be less than stipulated levels.

As of December 31, 2012, the term loan's gross carrying value of $74.5 million approximates its fair value as it is a variable rate instrument and the current applicable margin approximates current market conditions.

Additionally, the Company was required to hedge a portion of the interest rate risk associated with the term debt 90 days after its inception, and that requirement was met on May 1, 2012 by the purchase of an interest rate swap with a financial institution which fixed the LIBOR Rate portion at 0.85% for $37.5 million of the amount outstanding under the term loan. The swap's terms are scheduled to fix the interest rate on a declining amount outstanding under the term loan, approximating half of the debt balance, until the credit agreement's termination on January 31, 2017.

Note 11: Derivative Instruments and Hedging Activities

During 2012, the interest rate swap purchased by 2nd Story, as further described in Note 10, was intended to reduce the risk that the Company's cash flows and earnings would be adversely affected by interest rate fluctuations. The Company recognizes derivative instruments as either assets or liabilities on its consolidated balance sheets at fair value. The Company records changes in the fair value of the derivative instruments as gains or losses in the consolidated statements of comprehensive income in other loss (income), net, or to accumulated other comprehensive income in the consolidated balance sheets.

The fair values of outstanding derivative instruments were as follows (in thousands):

	Balance Sheet Location	As of December 31, 2012
Derivative liabilities		
Derivative designated as a hedging instrument:		
Interest rate contract (interest rate swap)	Current liabilities - derivative instruments	$ 410
Derivative not designated as a hedging instrument:		
Equity contract (the Warrant)	Current liabilities - derivative instruments	8,564
		$8,974

The derivative instrument in a hedging relationship had no effect on income for any and all periods presented, as it did not have any hedging ineffectiveness. The effect of the derivative instrument not designated as hedging instruments on income is summarized below for the year ended December 31, 2012 (in thousands):

Derivative not designated as hedging instrument	Location	Loss recognized in other loss (income), net
Equity contract (the Warrant)	Other loss (income), net	$2,346

Note 12: Income Taxes

Income tax expense (benefit) from continuing operations consists of the following for the years ended December 31, 2012, 2011, and 2010 (in thousands):

	Years ended December 31,		
	2012	2011	2010
Current			
U.S. federal	$23,303	$ 7,416	$9,010
State	437	166	(316)
Foreign	—	—	12
Total current benefit	$23,740	$ 7,582	$8,706
Deferred			
U.S. federal	$ (8,234)	$(18,654)	$ 19
State	(504)	(216)	—
Total deferred expense (benefit)	(8,738)	(18,870)	19
Income tax expense (benefit), net	$15,002	$(11,288)	$8,725

Form 10-K

The income tax expense (benefit) from continuing operations differs from the amount computed by applying the statutory federal income tax rate for the years ended December 31, 2012, 2011, and 2010 as follows (in thousands):

	Years ended December 31,		
	2012	2011	2010
Income tax expense at federal statutory rate of 35%	$13,135	$ 7,082	$6,299
Nondeductible compensation	1,621	675	—
Deductible domestic production costs	(804)	—	—
Nondeductible loss on derivative instrument	821	—	—
Foreign exchange gain	—	—	(516)
Change in liabilities for uncertain tax positions	(75)	79	(566)
Change in valuation allowance	—	(19,272)	3,235
Other	304	148	273
Income tax expense (benefit), net	$15,002	$(11,288)	$8,725

The tax effect of temporary differences and net operating loss carryforwards from continuing operations that give rise to the Company's deferred tax assets and liabilities as of December 31, 2012 and 2011 are as follows (in thousands):

	December 31,	
	2012	2011
Deferred tax assets:		
Current:		
Net operating loss carryforwards	$ 26,089	$ —
Other, net	3,386	1,270
Total current tax assets	29,475	1,270
Non-current		
Net operating loss carryforwards	227,079	274,779
Tax credit carryforwards	7,719	6,756
Depreciation and amortization	10,310	12,392
Stock-based compensation	5,381	5,304
Other, net	2,214	1,682
Total non-current tax assets	252,703	300,913
Total gross deferred tax assets	282,178	302,183
Valuation allowance	(262,353)	(283,000)
Deferred tax assets, net of valuation allowance	$ 19,825	$ 19,183
Deferred tax liabilities:		
Current		
Prepaid expenses	$ —	$ (309)
Total current tax liabilities	—	(309)
Non-current		
Depreciation and amortization	(46,313)	(22)
Other, net	(770)	—
Total non-current tax liabilities	(47,083)	(22)
Total gross deferred tax liabilities	(47,083)	(331)
Net deferred tax assets (liabilities)	$ (27,258)	$ 18,852

At December 31, 2012, the Company evaluated the need to maintain a valuation allowance for deferred tax assets based upon its assessment of whether it is more likely than not that the Company will generate sufficient future taxable income necessary to realize the deferred tax benefits. The Company considered all available evidence, both positive and negative, in assessing the need for a valuation allowance, such as the profitability of the search and acquired tax preparation software businesses, reversing deferred tax liabilities and forecasted future taxable income.

The Company weighed each piece of evidence in a qualitative and quantitative analysis and based upon its judgment determined that the weight of the positive evidence was sufficient to conclude that the Company will more likely than not realize the U.S. deferred tax assets of an ordinary nature, other than the capital loss described below. The financial projections supporting the Company's conclusion contain significant assumptions and estimates of future operations.

The Company does not forecast income of a capital nature. The lack of forecasted capital gains represents negative evidence as to the realizability of the deferred tax assets of a capital nature. The Company weighted each piece of evidence and judged that the weight of the negative evidence was sufficient to retain the valuation allowance against its U.S. deferred tax assets of a capital nature.

The Company has deferred tax assets for net operating losses that arose from excess tax benefits for stock-based compensation and minimum tax credits that arose from the corresponding alternative minimum tax paid for those excess tax benefits. The Company will continue to apply a valuation allowance against these deferred tax assets until the Company utilizes the deferred tax assets to reduce taxes payable.

The consolidated balance sheets reflect a decrease in the valuation allowance of $20.6 million and $33.4 million for the years ended December 31, 2012 and 2011, respectively. This release of the valuation allowance for deferred tax assets pertains to utilization of equity-based deferred tax assets used to reduce taxes payable. The consolidated balance sheets reflect an increase in equity upon the release of this valuation allowance. Accordingly, the income tax expense from continuing operations does not reflect a benefit for the release of the valuation allowance.

The net changes in the valuation allowance during the years ended December 31, 2012 and 2011 are shown below (in thousands):

	Valuation allowance	
	2012	2011
Balance at beginning of year	$283,000	$316,355
Net changes to deferred tax assets, subject to a valuation allowance	(20,647)	(14,481)
Release of end of year valuation allowance	—	(18,874)
Balance at end of year	$262,353	$283,000
Net change during the year	$ (20,647)	$ (33,355)

As of December 31, 2012, the Company's U.S. federal net operating loss carryforward for income tax purposes was $723.3 million, which relates to tax deductions for stock-based compensation. When the net operating loss carryforwards related to excess stock-based compensation are recognized, the income tax benefit of those losses is accounted for as a credit to stockholders' equity on the consolidated balance sheets rather than the Company's Statement of operations and comprehensive income.

If not utilized, the Company's federal net operating loss carryforwards will expire between 2020 and 2031, with the majority of them expiring between 2020 and 2024. Additionally, changes in ownership, as defined by Section 382 of the Internal Revenue Code, may limit the amount of net operating loss carryforwards used in any one year.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years ended December 31, 2012, 2011, and 2010 are as follows (in thousands):

	Unrecognized tax benefits
Balance at January 1, 2010	$18,264
Gross increases for tax positions of prior years	146
Gross decreases for tax positions of prior years	(76)
Lapse of statute of limitations	(67)
Balance at December 31, 2011	$18,267
Gross increases for tax positions of prior years	1,208
Gross decreases for tax positions of prior years	(216)
Lapse of statute of limitations	(171)
Balance at December 31, 2012	$19,088

The total amount of unrecognized tax benefits that would affect the Company's effective tax rate if recognized was $1.2 million and $816,000 as of December 31, 2012 and 2011, respectively. The remaining $17.9 million as of December 31, 2012 and $17.5 million as of December 31, 2011, if recognized, would create a deferred tax asset subject to a valuation allowance. The Company and certain of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2009, although net operating loss carryforwards and tax credit carryforwards from any year are subject to examination and adjustment for at least three years following the year in which they are fully utilized. As of December 31, 2012, no significant adjustments have been proposed relative to the Company's tax positions.

The Company recognizes interest and penalties related to uncertain tax positions in interest expense and general and administrative expenses, respectively. During the year ended December 31, 2012, the Company reversed previously accrued interest expense related to the uncertain tax positions upon expiration of the statute of limitations on assessments.

Note 13: Segment Information

The Company changed its operational structure as a result of the January 31, 2012 acquisition of the TaxACT business. The Search segment is the InfoSpace business and the Tax Preparation segment is the TaxACT business. The Company's chief executive officer is its chief operating decision maker and reviews financial information presented on a disaggregated basis. This information is used for purposes of allocating resources and evaluating financial performance.


Form 10-K

The Company has revised the presentation of its historical financial results for 2010 and 2011 to be consistent with the Company's new measures for reportable segments information. The revised financial information for the new segment reporting is not indicative of how the Company operated or managed its business in the past.

The Company presents revenue and cost of sales for each of the two segments. Search segment cost of sales consists primarily of revenue sharing arrangements with the Company's distribution partners and usage-based content fees. Tax Preparation segment cost of sales consists primarily of royalties, payment processing fees for customer transactions, and bank service fees.

The Company does not allocate certain general, administrative, and overhead costs, or stock-based compensation, depreciation, amortization of intangible assets, other loss (income), net, income tax expense, or results from discontinued operations to the reportable segments. Such amounts are reflected in the table below under the heading "Corporate." The Company does not account for, and does not report to management, its assets or capital expenditures by segment other than goodwill and intangible assets used for impairment analysis purposes.

Information on reportable segments currently presented to the Company's chief operating decision maker and a reconciliation to consolidated net income for 2012, 2011, and 2010 are presented below (in thousands):

	Years ended December 31,		
	2012	2011	2010
Search			
Revenue	$344,814	$228,813	$214,343
Cost of revenue	245,135	143,887	119,881
Operating expense	37,494	38,720	45,043
Search segment income	62,185	46,206	49,419
Search segment margin	18%	20%	23%
Tax Preparation			
Revenue	62,105	—	—
Cost of revenue	4,729	—	—
Operating expense	27,324	—	—
Tax Preparation segment income	30,052	—	—
Tax Preparation segment margin	48%	—	—
Total Segment			
Total segment revenue	406,919	228,813	$214,343
Total segment cost of revenue	249,864	143,887	119,881
Total segment operating expenses	64,818	38,720	45,043
Total segment income	92,237	46,206	49,419
Total segment margin	23%	20%	23%
Corporate			
Operating expense	11,798	9,583	16,957
Stock-based compensation	13,223	7,688	13,918
Depreciation	3,812	4,861	6,596
Amortization of intangible assets	19,199	2,595	9,197
Other loss (income), net	6,677	1,246	(15,247)
Income tax expense (benefit)	15,002	(11,288)	8,725
Loss from discontinued operations, net of tax	—	9,927	4,593
Total corporate	69,711	24,612	44,739
Net income	$ 22,526	$ 21,594	$ 4,680

Note 14: Subsequent Events

On January 7, 2013, the Company completed a $4 million equity investment in a privately-owned company.

On February 6, 2013, the Company's board of directors approved a plan whereby the Company may repurchase up to $50 million of its common stock in open-market transactions during the succeeding 24 month period. Repurchased shares will be retired and resume the status of authorized but unissued shares of common stock.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2012 to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of the Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2012. Ernst & Young LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2012 and its report is included below.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the fourth quarter of 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Blucora, Inc.
Bellevue, Washington

We have audited Blucora, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Blucora, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Blucora, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2012 and the related consolidated statements of comprehensive income, stockholders' equity and cash flows for the year then ended of Blucora, Inc. and our report dated March 7, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Seattle, Washington
March 7, 2013

ITEM 9B. Other Information

Not applicable.

Form 10-K

PART III

As permitted by the rules of the Securities and Exchange Commission, we have omitted certain information from Part III of this Annual Report on Form 10-K. We intend to file a definitive Proxy Statement with the Securities and Exchange Commission relating to our annual meeting of stockholders not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and such information is incorporated by reference herein.

ITEM 10. Directors, Executive Officers and Corporate Governance

Certain information concerning our directors required by this Item is incorporated by reference to our Proxy Statement under the heading "Information Regarding the Board Of Directors and Committees."

Certain information regarding our executive officers required by this Item is incorporated by reference to our Proxy Statement under the heading "Information Regarding Executive Officers."

Other information concerning our officers and directors required by this Item is incorporated by reference to our Proxy Statement under the heading "Beneficial Ownership."

ITEM 11. Executive Compensation

The information required by this Item is incorporated by reference to our Proxy Statement under the headings "Compensation Committee Report," "Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," and "Compensation of Named Executive Officers."

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference to our Proxy Statement under the headings "Beneficial Ownership" and "Equity Compensation Plans."

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference to our Proxy Statement under the headings "Information Regarding the Board of Directors" and "Audit Committee Report."

ITEM 14. Principal Accounting Fees and Services

The information required by this Item is incorporated by reference to our Proxy Statement under the heading "Audit Committee Report."

PART IV

ITEM 15. Exhibits, Financial Statement Schedules

(a)

1. ***Consolidated Financial Statements***.

See Index to Consolidated Financial Statements at Item 8 of this report.

2. ***Financial Statement Schedules***.

All financial statement schedules required by Item 15(a)(2) have been omitted because they are not applicable or the required information is presented in the Consolidated Financial Statements or Notes thereto.

3. ***Exhibits.***

The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this report.

(b) ***Exhibits***

See Item 15 (a) above.

(c) ***Financial Statements and Schedules.***

See Item 15 (a) above.


Form 10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUCORA, INC.

By: /s/ WILLIAM J. RUCKELSHAUS

William J. Ruckelshaus
President and Chief Executive Officer

Date: March 7, 2013

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Eric M. Emans and Linda A. Schoemaker, jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities to execute any amendments to this Annual Report on Form 10-K, and to file the same, exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on the dates indicated.

Signature	Title	Date
/s/ WILLIAM J. RUCKELSHAUS **William J. Ruckelshaus**	President, Chief Executive Officer, and Director (Principal Executive Officer)	March 7, 2013
/s/ ERIC M. EMANS **Eric M. Emans**	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 7, 2013
/s/ JOHN E. CUNNINGHAM, IV **John E. Cunningham, IV**	Chairman and Director	March 7, 2013
/s/ LANCE G. DUNN **Lance G. Dunn**	Director	March 7, 2013
/s/ JULES HAIMOVITZ **Jules Haimovitz**	Director	March 7, 2013
/s/ RICHARD D. HEARNEY **Richard D. Hearney**	Director	March 7, 2013
/s/ STEVEN W. HOOPER **Steven W. Hooper**	Director	March 7, 2013
/s/ ELIZABETH J. HUEBNER **Elizabeth J. Huebner**	Director	March 7, 2013
/s/ ANDREW M. SNYDER **Andrew M. Snyder**	Director	March 7, 2013

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
2.1	Agreement and Plan of Merger by and among InfoSpace, Inc., Bluebunch Acquisition, Inc., 2SS Holdings, Inc., TA Associates Management, L.P. in its capacity as a Stockholder Representative, and Lance Dunn in his capacity as a Stockholder Representative, dated as of January 7, 2012	8-K	January 9, 2012	2.1	
2.2	Amendment to Agreement and Plan of Merger, dated January 25, 2012	10-K	March 9, 2012	2.3	
3.1	Restated Certificate of Incorporation, as filed with the Secretary of the State of Delaware on August 10, 2012	8-K	August 13, 2012	3.1	
3.2	Restated Bylaws, as amended	8-K (Commission File No. 000-25131)	November 20, 2007	3.2	
10.1*	1998 Employee Stock Purchase Plan	S-1 (No. 333-62323), as amended	August 27, 1998	10.3	
10.2*	Restated 1996 Flexible Stock Incentive Plan, as amended and restated effective as of November 18, 2011	10-K	March 9, 2012	10.2	
10.3*	Form of Restated 1996 Flexible Stock Incentive Plan Nonqualified Stock Option Letter Agreement for Nonemployee Directors	S-8 (No. 333-169691)	September 30, 2010	4.5	
10.4*	Form of Restated 1996 Flexible Stock Incentive Plan Nonqualified Stock Option Letter Agreement for Vice Presidents and Above	S-8 (No. 333-169691)	September 30, 2010	4.6	
10.5*	Form of Restated 1996 Flexible Stock Incentive Plan Notice of Grant of Restricted Stock Units and Restricted Stock Unit Agreement for Nonemployee Directors	S-8 (No. 333-169691)	September 30, 2010	4.8	
10.6*	Form of Restated 1996 Flexible Stock Incentive Plan Notice of Grant of Restricted Stock Units and Restricted Stock Unit Agreement for Vice Presidents and Above	S-8 (No. 333-169691)	September 30, 2010	4.9	
10.7	Office Lease between Blucora, Inc. and Plaza Center Property LLC dated July 19, 2012	10-Q	November 1, 2012	10.2	

Exhibit Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
10.8	Lease Agreement, dated January 28, 2008, by and between 2nd Story Software, Inc., PBI Properties, Larry Kane Investments, L.C., and Swati Dandekar for office space located at 1425 60th Street NE, Suite 300, Cedar Rapids, Iowa	10-K	March 9, 2012	10.13	
10.9*	Form of Indemnification Agreement between the registrant and each of its directors and executive officers	8-K	April 13, 2011	10.1	
10.10*	InfoSpace 2012 Executive Bonus Plan	8-K	February 10, 2012	10.1	
10.11*	Addendum to 2012 Executive Bonus Plan dated July 31, 2012	10-Q	November 1, 2012	10.1	
10.12*	InfoSpace 2013 Executive Bonus Plan	8-K	February 15, 2013	10.1	
10.13*	Amended and Restated Equity Grant Program for Nonemployee Directors, updated as of June 5, 2012	10-Q	August 1, 2012	10.2	
10.14*	Nonemployee Director Cash Compensation Policy, updated and effective as of November 8, 2011	10-K	March 9, 2012	10.18	
10.15*	Employment Agreement effective as of October 7, 2008 between Company and Michael J. Glover	10-Q	November 10, 2008	10.1	
10.16*	409A Corrective Amendment to Employment Agreement for Michael J. Glover	10-Q	August 8, 2011	10.5	
10.17*	Employment Agreement, amended and restated effective as of January 6, 2012, between Company and Eric M. Emans	10-K	March 9, 2012	10.23	
10.18*	Employment Agreement, amended and restated effective as of January 6, 2012, between Company and Linda A. Schoemaker	10-K	March 9, 2012	10.24	
10.19*	Amended and Restated Employment Agreement between William J. Ruckelshaus and Company December 31, 2012				X
10.20*	Employment Agreement between JoAnn Kintzel, 2nd Story Software, Inc., and Company dated January 31, 2012	10-K	March 9, 2012	10.26	
10.21*	2nd Story Software, Inc. 2011 Tax Season Performance Bonus Plan applicable to JoAnn Kintzel	10-Q	May 10, 2012	10.5	

Exhibit Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
10.22*	Employment Agreement, effective as of May 3, 2012, between the Company and George Allen	10-Q	August 1, 2012	10.1	
10.23†	Google Services Agreement and Order Form by and between Google Inc. and InfoSpace Sales LLC dated October 1, 2005	8-K	March 31, 2011	10.1	
10.24†	Amended and Restated Google Services Agreement by and between Google Inc. and InfoSpace Sales LLC dated October 1, 2005	8-K	March 31, 2011	10.2	
10.25†	Amendment Number One to Amended and Restated Google Inc. Services Agreement and Order Form dated November 6, 2006 by and between Google Inc. and InfoSpace Sales LLC	8-K	March 31, 2011	10.3	
10.26†	Amendment Number Two to Amended and Restated Google Inc. Services Agreement and Order Form dated February 1, 2008 by and between Google Inc. and InfoSpace Sales LLC	8-K	March 31, 2011	10.4	
10.27†	Amendment Number Four to Amended and Restated Google Inc. Services Agreement and Order Form dated December 1, 2008 by and between Google Inc. and InfoSpace Sales LLC	8-K	March 31, 2011	10.5	
10.28†	Amendment Number Five to Amended and Restated Google Inc. Services Agreement and Order Form dated February 1, 2010 by and between Google Inc. and InfoSpace Sales LLC	8-K	March 31, 2011	10.6	
10.29†	Amendment Number Six to Amended and Restated Google Inc. Services Agreement and Order Form dated August 1, 2010 by and between Google Inc. and InfoSpace Sales LLC	8-K	March 31, 2011	10.7	
10.30†	Amendment Number Seven to Amended and Restated Google Inc. Services Agreement and Order Form dated April 1, 2011 by and between Google Inc. and InfoSpace Sales LLC	10-Q	May 6, 2011	10.1	
10.31†	Yahoo Publisher Network Contract #1-23975446 dated January 31, 2011 by and between Yahoo! Inc. and its subsidiary Yahoo! Sarl and InfoSpace Sales LLC	10-Q/A	August 30, 2011	10.2	

Exhibit Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
10.32	Amendment No. 1 to the Yahoo Publisher Network Contract #1-23975446 dated January 14, 2013				X
10.33	Securities Purchase Agreement between Company and Cambridge Information Group I LLC, dated August 23, 2011	8-K	August 23, 2011	10.1	
10.34	Warrant to Purchase Common Stock granted by Company to Cambridge Information Group I LLC, dated August 23, 2011	8-K	August 23, 2011	10.2	
10.35	Stockholder Agreement between Company and Cambridge Information Group I LLC, dated August 23, 2011	8-K	August 23, 2011	10.3	
10.36	Credit Agreement among 2nd Story Software, Inc., as Borrower, TaxACT Holdings, Inc., as a Guarantor, and RBS Citizens, N.A., as administrative agent and a lender, BMO Harris Financing, Inc., Silicon Valley Bank, Bank of America, N.A., and Wells Fargo Bank, N.A., each as lenders, dated as of January 31, 2012	10-K	March 9, 2012	10.45	
10.37	First Amendment to Credit Agreement among 2nd Story Software, Inc., as Borrower, TaxACT Holdings, Inc., as a Guarantor, and RBS Citizens, N.A., as administrative agent and a lender, BMO Harris Financing, Inc., Silicon Valley Bank, Bank of America, N.A., and Wells Fargo Bank, N.A., each as lenders, dated as of September 24, 2012	10-Q	November 1, 2012	10.3	
14.1	Code of Business Conduct and Ethics, as amended on November 3, 2010	10-Q	November 5, 2010	14.1	
16.1	Letter from Deloitte & Touche LLP	8-K	March 14, 2012	16.1	
21.1	Subsidiaries of the registrant				X
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm				X
23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm				X
24.1	Power of Attorney (contained on the signature page hereto)				X
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

Exhibit Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
32.1	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
32.2	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
101	The following financial statements from the Company's 10-K for the fiscal year ended December 31, 2012, formatted in XBRL: (i) Consolidated Balance Sheets (ii) Consolidated Statements of Operations and Comprehensive Income, (iii), Consolidated Statements of Stockholders' Equity, (iv), Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements.				X

* Indicates a management contract or compensatory plan or arrangement.

† Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from these exhibits to this Annual Report on Form 10-K and submitted separately to the Securities and Exchange Commission.

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BLUCORA™

Directors

John E. Cunningham IV
Chairman of the Board

William J. Ruckelshaus
Director, President, and Chief Executive Officer

Lance G. Dunn

Jules Haimovitz

Gen. Richard D. Hearney (Ret.)

Steven W. Hooper

Elizabeth J. Huebner

Andrew M. Snyder

Executive Officers

William J. Ruckelshaus
President and Chief Executive Officer

George M. Allen
Executive Vice President of Corporate Development

Eric M. Emans
Chief Financial Officer and Treasurer

Michael J. Glover
President of InfoSpace LLC

Joanne Z. Kintzel
President of 2nd Story Software, Inc.

Linda A. Schoemaker
General Counsel and Secretary

Stockholder Information

Investor Information
To request copies of Blucora's Annual Report on Form 10-K or other financial information, or to contact Investor Relations, please call 866.438.4677 or visit our corporate Web site at www.blucora.com

Securities
Blucora common stock is traded on the NASDAQ Global Select market under the symbol "BCOR".

Independent Registered Public Accounting Firm
Ernst & Young LLP
999 Third Avenue, Suite 3500
Seattle, WA 98104

Transfer Agent
Computershare Shareowner Services LLC
480 Washington Boulevard
Jersey City, NJ 07310-1900
888.581.9372

Corporate Headquarters
Blucora, Inc.
10900 NE 8th St., Suite 800
Bellevue, WA 98004
425.201.6100
www.blucora.com

This annual report to stockholders contains forward-looking statements, including statements regarding Blucora's expectations regarding its business, financial results, and prospects. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected, including general economic, industry and market sector conditions; changes in our relationships with our customers; the progress and costs of the development of our products and services; the timing and extent of market acceptance of those products and services; our dependence on companies to distribute our products and services; the ability to successfully integrate acquired businesses; the successful execution of the Company's strategic initiatives, marketing strategies, and restructuring plans; and the condition of our cash investments. A more detailed description of factors that could affect actual results include, but are not limited to, those discussed in the section entitled "Risk Factors" in Blucora's most recent Annual Report on Form 10-K filed with the Securities Exchange Commission and included in this annual report to stockholders.


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